FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

PE 6-1-06

06040197

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

RECD S.E.C.
JUN 2 7 2006
1086

For the month of June, 2006

Commission File Number : 001-14960

National Bank of Greece S.A.

(Translation of registrant's name into English)

PROCESSED
JUN 2 6 2006
THOMSON
FINANCIAL

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...√...... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __√__

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ...√..

16/06/06

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82- ________

16/06/06

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

By:________________

Name: Efstratios-Georgios (Takis) Arapoglou
Title: Chairman – Chief Executive Governor

Date: 16th June, 2006

ANNUAL REPORT 2005

NATIONAL BANK
OF GREECE

NBG GROUP - FINANCIAL HIGHLIGHTS	2005	2004
Profit and loss account (€ millions)		
Net interest income [1]	1,596	1,334
Total operating income [1]	2,492	2,079
Profit before tax	751	292
Balance sheet (€ millions)		
Total assets	60,427	54,487
Equity attributable to NBG shareholders	3,124	2,356
Loans and advances to customers (net) [1]	29,528	24,786
Per share (€)		
Earnings	2.08	0.83
Ratios		
Return on average equity (after tax)	28.6%	12.3%
Return on average assets (before tax) [1]	1.61%	1.01%
Cost / income (Efficiency) [1]	54.2%	65.7%
Net interest margin [1]	3.16%	2.76%
Capital adequacy ratios		
Tier I [1]	12.3%	11.9%
Total capital [1]	15.2%	14.8%
Staff numbers	21,718	21,415

[1] Excluding discontinued operations (Atlantic Bank of New York, NBG Canada).

NATIONAL BANK OF GREECE - FINANCIAL HIGHLIGHTS		
Profit and loss account (€ millions)		
Net interest income	1,336	1,158
Total operating income	1,769	1,587
Profit before tax	623	347
Balance sheet (€ millions)		
Total assets	53,279	48,147
Equity attributable to NBG shareholders	2,972	2,623
Loans and advances to customers (net)	27,179	23,097
Per share (€)		
Dividend (€)	1.00	0.58
Dividend yield (share price at 31/12)	2.8%	2.4%
Ratios		
Return on average equity (after tax)	17.0%	9.0%
Return on average assets (before tax)	1.2%	0.7%
Cost / income	54.0%	69.4%
Capital adequacy ratios		
Tier I	9.3%	10.3%
Total capital	16.8%	15.8%
Staff numbers	13,743	13,294

Credit ratings	Long-term	Short-term
Moody's	A2	P-1
Standard & Poor's	BBB+	A-2
Fitch Ratings	A-	F2

CONTENTS

LETTER TO SHAREHOLDER

Dear Shareholder,

Last year was the first year of implementation of our 3-year Business Plan. We not only achieved our targets, but also in many cases surpassed them. It must be noted, however, that a not insignificant part of our increased profitability, which rose by a remarkable 100% derived from trading gains. It also needs to be said that part of the increase was also due t accounting adjustments in the wake of the transition to IFRS in 2004.

That being said, without doubt, recurring income from core banking business grew remarkably, at rates that exceeded our expectations. Group income posted strong growth, while at the same time we managed to keep operating costs firmly under control. Indeed, staff costs remained at 2004 levels, since the pay increases of 2005 were offset by cost reductions stemming from the voluntary early retirement programme of 2004.

At the same time, we pushed ahead with our strategic plan, withdrawing from the mature markets of North America, which offered little scope for growth, and in any case much slower than that in Southeast Europe. We also laid the foundations for effective expansion into the market for insurance and pension products, while we also rewarded staff efforts by offering incentives to surpass their budget targets. Furthermore, we placed significant emphasis on our asset management business, enriching our range of products, notably with high value-added bond and balanced mutual funds. These efforts should boost yields importantly in 2006, helping us to further broaden our customer base in these sectors.

We succeeded in growing our mortgage lending portfolio (perhaps the most important of ou loan portfolios) to a level double that of our competitors, while managing to maintain asset quality. The number of customers in our professionals and small enterprise business grew by 4,230 while we sought to focus on the quality and growth prospects of these firms. Lastly, we continued our cautious expansion in consumer loans and credit cards, applying strict loa approval procedures (this accounts for the high rejection rate of 42% in applications).

We have embraced and complied with all international rules regarding corporate governance at the Board level. The Bank now has Audit, Human Resources, and Corporate Governance Committees up and running.

We have also upgraded control criteria for credit risk, and activated procedures for ensuring prompt compliance with the rules of Basel II and the Sarbanes-Oxley Act, in line with the requirements of the New York Stock Exchange.

We have continued our contribution to society at large, offering over €10 million to community-related organisations and sponsorships, for the most part concerning the areas of education, health and culture.

We can now boast of almost two years in which we have displayed absolute discipline in adhering to our commitments, which have resulted in dynamic growth, tight cost control and high level of capital adequacy, full regulatory compliance, and a significant contribution to society at large. We are focusing our efforts on maintaining our dominant presence in the Greek market while also aggressively pursuing growth organically and through acquisitions in the developing and strategically significant markets of the wider region of Southeast Europe.

Over the past two years we have managed to more than double NBG's market capitalisation, despite having offered to the wider investment community 40 million ordinary shares that for a long time had not been available to the market, either because they were in the hands of the government (30 million) or held by our subsidiaries.

Our aim is to sustain our independent, dynamic growth path, in line with shareholder aspirations. Today NBG enjoys wide dispersion of ownership, not to mention high standing in Greece and the international investment community.

The small size of the Greek economy suggests that the funds offered for investment in equity are limited in size. As a result, the resources of Greek institutional and individual investors are insufficient to sustain the large market capitalisation needed to ensure NBG a place among the 20 largest European banks. To significantly boost NBG's value and, in turn, achieve a quantum leap in its market capitalisation we need to attain critical size and look to the capital of international institutional investors. This will allow us to develop into a truly international bank, reaching beyond Greek borders.

In view of this situation, alongside sustained growth in the Greek market, we aim to pursue dynamic opportunities in the countries of SE Europe, where we believe we should further strengthen our presence.

Once again, I want to thank all the members of the Group's staff for their remarkable efforts in 2005. Without doubt, they have been the key component in achieving our targets. I would like to take this opportunity to assure our staff that we shall continue to support and reward their efforts.

Takis Arapoglou



Chairman and CEO

EXECUTIVE MEMBERS

Takis (Efstratios-Georgios) Arapoglou
Chairman and Chief Executive Officer

Ioannis Pehlivanidis
Deputy Chief Executive Officer

NON-EXECUTIVE MEMBERS

Georgios Athanasopoulos
Employees' Representative, NBG

Ioannis Giannidis
Professor, University of Athens School of Law

Ioannis Panagopoulos
Employees' Representative, NBG

INDEPENDENT NON-EXECUTIVE MEMBERS

H.E. the Metropolitan of Ioannina
Theoklitos

Stefanos Vavalidis
Member of the Board of Directors of the European Bank for Reconstruction and Development

Ioannis Vartholomaios
Professor, University of Piraeus, Chairman of IKA

Dimitrios Daskalopoulos
Chairman and Managing Director, Delta SA, Vice-Chairman, Federation of Greek Industrialists

Nikolaos Efthymiou
Chairman, Association of Greek Shipowners

Georgios Lanaras
Shipowner

Stefanos Pantzopoulos
Business Consultant, Former Certified Auditor

Constantinos Pylarinos
Economist, General Manager of Finances and Technical Services for the Church of Greece

Ploutarchos Sakellaris
Professor, University of Athens, Chairman, Council of Economic Advisors

Drakoulis Fountoukakos-Kyriakakos
Businessman, Chairman of the Athens Chamber of Commerce and Industry

NBG MANAGEMENT

Stavros Gatopoulos
General Manager, Human Resources and Group Internal Communications

Alexandros Georgitsis
General Manager, Consumer Banking

Anthimos Thomopoulos
Chief Financial and Chief Operations Officer

Agis Leopoulos
Head of International

Paul Mylonas
Chief Economist and Chief of Strategy

Petros Economou
General Counsel

Michael Oratis
Chief Risk Officer

Georgios Paschas
Chief Internal Auditor

Alexandros Tourkolias
General Manager, Corporate and Investment Banking

Petros Christodoulou
General Manager, Private Banking and Group Treasury

THE PERFORMANCE OF THE STOCK - SHAREHOLDER STRUCTURE

THE PERFORMANCE OF THE STOCK

In 2005, the NBG share price posted a very satisfactory performance, both in absolute terms and relative to the overall picture presented by the General Index of the Athens Exchange (ATHEX) and the domestic banking sector.

At 31 December 2005, the share closed at €36, up 48.1% on the previous year's closing price of €24.30. The percentage increase in the share price was well above that of both the domestic and international stock markets. Specifically, the NBG share outperformed other Greek banks by 15.9 percentage points, as shown by the banking sector index, while it surpassed the General Index of the ATHEX by 15.3 percentage points (DIAGRAM 1). Moreover, it outperformed the MSCI EMU Banks Index by 22 percentage points.

At 31 December 2005, NBG's market capitalisation totalled €12.1 billion, compared with €8.1 billion at the end of 2004. At

DIAGRAM 1

NBG SHARE PRICE AND TRADING VOLUME (2005)



PRICE CHANGE (BASE 31.12.2004=100)
160
150
140
130
120
110
100
90
80
70
60
TRADING VOLUME (€ MILLIONS)
350
300
250
200
150
100
50
0
12/04
01/05
02/05
03/05
04/05
05/05
06/05
07/05
08/05
09/05
10/05
11/05
12/05
12/05
NBG TRADING VOLUME
NBG
ATHEX GENERAL INDEX
MSCI EMU BANKS INDEX

Sources: Bloomberg, NBG Calculations

TABLE 1

NBG STOCK MARKET DATA [1]

	2005	2004	2003	2002	200
Year-end price (€)	**36.0**	24.3	16.0	9.4	18.
Year high (€)	**37.0**	24.5	16.6	19.1	31.
Year low (€)	**24.7**	15.2	6.2	9.3	14.
Mean price for the year (€)	**29.6**	19.0	11.5	13.9	23.
Yearly standard deviation for NBG's share price (%)	**1.4**	1.6	2.1	1.8	2.
Yearly standard deviation for banking sector (%)	**1.2**	1.4	1.7	1.4	2.
Yearly standard deviation for ATHEX (%)	**0.8**	1.0	1.2	1.1	1.
NBG market capitalisation at year-end (€ millions)	**12,117.6**	8,050.7	5,290.0	3,130.3	6,094.
NBG-to-ATHEX market capitalisation ratio at year-end (%)	**9.9**	8.8	6.3	4.7	6.
NBG-to-banking sector capitalisation ratio at year-end (%)	**26.4**	25.4	22.4	20.1	23.
Annual trading volume (€ millions)	**5,743.6**	3,974.2	1,950.5	910.9	2,464.
NBG-to-ATHEX trading volume ratio (%)	**10.9**	11.2	5.6	3.7	5.
NBG-to-banking sector trading volume ratio (%)	**31.5**	36.1	30.3	27.9	29.
Annual liquidity ratio: NBG (%) [2]	**57.0**	63.0	51.2	20.1	31.
Annual liquidity ratio: banking sector (%)	**47.0**	42.4	35.0	16.1	27.
Annual liquidity ratio: ATHEX (%)	**49.0**	41.5	47.6	29.9	40.

Sources: ATHEX, Bloomberg, NBG calculations

[1] For comparison purposes, share prices have been adjusted (Bloomberg methodology) so as to present changes over the past 5 years.

[2] Ratio of annual trading volume to average capitalisation.

year-end 2005, NBG held first place in respect of market capitalisation on the ATHEX, its share of total capitalisation being 9.9% compared with 8.8% a year previously and 6.3% at year-end 2003. The majority of stocks on the ATHEX, including NBG stock, experienced higher volatility in 2005. The yearly standard deviation for NBG's share price stood at 1.4%, while the corresponding figure for the ATHEX General Index stood at 0.8%.

Investor interest in NBG shares is reflected in the strong liquidity ratio (i.e. the ratio of the total annual value of trading in the stock to average capitalisation). In 2005, the liquidity ratio for the year stood at 57%, substantially higher than the corresponding ratios for the ATHEX and the banking sector.

SHAREHOLDER STRUCTURE

At 31 December 2005, the share capital of NBG was divided into 336,599,045 ordinary shares of a nominal value of €4.80 each, compared with 331,575,511 at the end of the previous year. The new shares (5,023,534) stemmed from the merger by absorption of National Investment Co.

In April 2006, the merger process of NBG's subsidiary National Real Estate with NBG was completed and 2,670,367 new shares were issued, at a nominal value of €5.00 each.

NBG has a widely dispersed share base, comprised of 159,607 institutional and private shareholders. No single shareholder owns more than 3% of the share capital.

In October 2005, jointly with Ethniki Kefalaiou SA, the Bank issued 9,169,970 shares through private placement with domestic and international institutional investors, who comprise for the most part investors with a long-term horizon. As a result, the proportion of NBG stock held by subsidiaries of the Bank, including own shares, was reduced to 0.02% at the end of the year, from 2.9% in 2004.

Furthermore, according to data at 31 December 2005, the percentage of shares held by international institutional and private investors amounted to 38.8%, compared with 29.5% at the end of the previous year and 17.8% at the end of 2003. Pension funds and other public sector entities hold 22.2%. Private investors and other domestic institutionals hold 23.2% and 15.8% respectively (DIAGRAMS 2 and 3).

DIAGRAM 2

NBG SHAREHOLDER STRUCTURE AT 31.12.2005


NBG SUBSIDIARIES 0.02%
PENSION FUNDS & OTHER PUBLIC SECTOR ENTITIES 22.2%
INTERNATIONAL INSTITUTIONALS & INVESTORS 38.8%
PRIVATE DOMESTIC INVESTORS 23.2%
OTHER DOMESTIC INSTITUTIONALS 15.8%

DIAGRAM 3

NBG SHAREHOLDER STRUCTURE AT 31.12.2004


NBG SUBSIDIARIES 2.9%
PENSION FUNDS & OTHER PUBLIC SECTOR ENTITIES 22.7%
INTERNATIONAL INSTITUTIONALS & INVESTORS 29.5%
PRIVATE DOMESTIC INVESTORS 28.1%
OTHER DOMESTIC INSTITUTIONALS 16.8%

SECTION 1

FINANCIAL ENVIRONMENT

1.1 INTERNATIONAL DEVELOPMENTS

DIAGRAM 1.1.1

GDP GROWTH (YEAR-ON-YEAR)


%
5
4
3
2
1
-1
-2
1999: Q1
1999: Q4
2000: Q3
2001: Q2
2002: Q1
2002: Q4
2003: Q3
2004: Q2
2005: Q1
2005: Q4
Euro area
USA

Sources: Eurostat, US Bureau of Economic Analysis

In 2005, the international economic environment favoured growth in global economic activity (4.3% compared with 5.1% in 2004), despite the price hikes in crude oil (to €44.60 per barrel on average in 2005 compared with €30.50 per barrel in 2004). Of the leading world economies, growth was fastest in the US (3.6%) and, above all, China (9%), while it was more sluggish in the euro area (1.4%) and Japan (2.4%) (DIAGRAM 1.1.1).

Monetary policy in the euro area in 2005 remained expansionary, since the real interest rate was around zero. When signs of inflation strengthened, the ECB increased its intervention rate by 25 basis points to 2.25% in December 2005 (DIAGRAM 1.1.2). The Federal Reserve in the US acted more aggressively, raising its intervention rates by 200 basis points in 2005 to 4.25%. The widening in the spread between the interest rates of the two economies was the main reason for the fall in the euro exchange rate versus the dollar by 11.9%, following its relentless appreciation of recent years, bringing it to US$1.18 at the end of 2005.

For 2006, GDP growth is expected to reach around 2% in the euro area and 3.3% in the US. In view of this outlook, the central banks on both sides of the Atlantic are likely to increase further their intervention rates (to 3% in the euro area and 5% in the US by the end of 2006).

Southeast Europe

In 2005, macroeconomic performance in SE European countries (Albania, Bulgaria, FYROM, Romania, and Serbia & Montenegro) remained strong. Economic growth was high, but noticeably lower than in the previous year (estimated growth of 4.6% compared with 7.3% in 2004), principally due to the substantial increase in imports and adverse weather conditions. Inflation posted single digits (8.8%) mainly because of strengthening and/or stablisation of SE currency exchange rates vis-a-vis the euro. A worrying development was the widening current account deficit to approximately 10.1% of GDP from 9.1% in 2004, due mainly to the persistent high rate of credit expansion (around 50%), the real appreciation of the local currencies and high crude oil prices. The deficit grew in spite of tight fiscal policy (fiscal deficit 0.1% of GDP compared with 0.7% in 2004). Nonetheless, the current account deficit is financed by increased inflows of foreign direct investment, attracted by the brighter economic and political outlook of the countries concerned, coupled with prospects of entry into the European Union. Foreign direct investment grew by around 20% to US$10.5 billion in 2005 and covered approximately 70% of the current account deficit.

In 2006, within an environment of higher interest rates globally, the key priority and challenge of economic policy will be to adhere to tight monetary and fiscal policy, which should lead to a reduction in the widening current account deficit. The potential for monetary policy to achieve these aims is limited by capital inflows and the appreciation of the exchange rate.

DIAGRAM 1.1.2

SHORT-TERM INTEREST RATES


%
%
6
4
2
0
Dec.99
Dec.00
Dec.01
Dec.02
Dec.03
Dec.04
Dec.05
Euro area
USA

Sources: ECB, Federal Reserve Board

DIAGRAM 1.1.3

SE EUROPE: REAL GDP GROWTH



%
8
6
4
2
0
2000
2001
2002
2003
2004
2005E
2006F

E: Estimation

F: Forecast

Source: NBG

DIAGRAM 1.1.4

SE EUROPE: CREDIT EXPANSION TO THE PRIVATE SECTOR AS PERCENTAGE OF GDP



%
30
20
10
0
2000
2001
2002
2003
2004
2005
Enterprises
Households

Moreover, the fact that the public finances are already balanced also reduces the leeway for further fiscal policy action. As a result, further tightening of credit and monetary conditions is expected, with measures such as: an increase in the reserve requirement ratio with the Central Bank (particularly in foreign exchange deposits), and the imposition of tighter limits on the rate of credit expansion and of a borrowing/income ratio for households.

The macroeconomic fundamentals for the countries of SE Europe are expected to improve in 2006 (DIAGRAM 1.1.3). Average real GDP growth will be in the order of 5.5%, while inflation is forecast at 7.5%. Lastly, for the first time, the fiscal balance will be in surplus (0.2% of GDP), while the current account deficit is likely to rise slightly to 10.5% of GDP, owing to the pick-up in economic activity in the region. Approximately 70% of the current account deficit is likely to be covered, once again, by inflows of foreign direct investment.

The banking sector in SE Europe

Despite the slowdown in economic activity and a climate of credit restraint, last year saw a pick-up in banking intermediation in SE Europe. This reflects above all the progress that has been made in implementing institutional and structural reforms in recent years. Indeed, 2005 was marked by high growth in bank deposits and loans, up 32.5% and 48.1% respectively. Thus, the deposits-to-GDP ratio stood at 29.1% at the end of 2005, compared with 20% in 2000, signalling among other things greater confidence in the banking system. Even more notable was the rise in the loans-to-GDP ratio to 24% at the end of 2005, from 8.8% in 2000, chiefly as a result of the rapid growth in retail lending. In particular, lending to households recorded average annual growth of 100% over the past five years, increasing their share of GDP to 9% at the end of 2005, up from 1.1% in 2000.

In 2006, despite the general rise in interest rates internationally, together with the anticipated tightening in credit policy, there is likely to be further deepening of banking intermediation, underpinned by reductions in interest margins stemming from greater competition in the banking sector. The deposits and loans-to-GDP ratios are forecast to grow to 32% and 28.8% respectively, levels which are nevertheless below those of the euro area (70% and 92% respectively). This suggests that there are wide margins for growth of lending and deposits in the years ahead (DIAGRAM 1.1.4).

DIAGRAM 1.2.1

GDP GROWTH IN GREECE AND EURO AREA



%
5
4
3
2
1
0
1998
1999
2000
2001
2002
2003
2004
2005
Greece
Euro area

Sources: National Statistical Service Of Greece, Eurostat

1.2 THE GREEK ECONOMY

The Greek economy, after five years of exceptionally strong performance averaging growth of 4.5% per year, maintained its dynamic growth trajectory even in the post-Olympic Games period, achieving growth of 3.7% in 2005 fuelled by net exports (DIAGRAM 1.2.1).

DIAGRAM 1.2.2

PERCENTAGE CONTRIBUTION TO GDP GROWTH



9
7
5
3
1
-1
-3
2001:Q1
2001:Q3
2002:Q1
2002:Q3
2003:Q1
2003:Q3
2004:Q1
2004:Q3
2005:Q1
2005:Q3
Net Exports
Investments & Inventories
Consumption
GDP

Domestic demand showed signs of weakening after many years of providing support to growth (DIAGRAM 1.2.2). Private consumption contributed significantly to growth, rising by 3.7% on an annual basis in 2005 - slightly less than its 2004 level of 4.4%. The most important factor in the slowdown in growth in 2005 was the weak investment activity. In particular, investment declined by 1.3%, for the first time since 1994, mainly as a correction after the extremely high levels of the Olympic year (27.5% of GDP). However, the share of investment in GDP still remains one of the highest in Europe. The main cause of the slowdown in investment was the reduction in construction activity, particularly public works, which posted a decline of around 19% (following completion of Olympic Games related projects). On the other hand, business investment, although lower than in 2004, was the best performing investment

DIAGRAM 1.2.3

LENDING RATES FOR HOUSEHOLDS


%
20
15
10
5
0
Dec.99
Dec.00
Dec.01
Dec.02
Dec.03
Dec.04
Dec.05
Consumer Loans
Housing Loans

Source: Bank of Greece

DIAGRAM 1.2.4

CREDIT EXPANSION TO HOUSEHOLDS AS PERCENTAGE OF GDP


%
%
40
30
20
10
0
2000: Q4
2001: Q2
2001: Q4
2002: Q2
2002: Q4
2003: Q2
2003: Q4
2004: Q2
2004: Q4
2005: Q2
2005: Q4
Housing Lending
Consumer Lending
Other

Source: Bank of Greece

segment in 2005, underpinned by tax reforr and widening profit margins.

Another important reason for the slowdown in growth was the deceleration in private consumption, mainly due to lower real household income growth, as real wage growth for the non-banking private sector stood at 2.1% in 2005 compared with 2.8% in 2004, while the corresponding increases ir the public sector stood at 0.7% in 2005 versus 6.9% in 2004. However, the relatively low interest rates and the consequent high growth in credit expansion to the private sector continued to fuel household consume spending (DIAGRAMS 1.2.3 and 1.2.4).

After three years of negative performance, the external sector had a positive impact o growth in 2005, as net exports of goods an services contributed 1.1 percentage points. Greek shipping continued to perform well, a imports from China helped keep demand fo sea transport buoyant. Freight rates remainec higher than the average of the past 7 year despite a downward trend. Net income fron shipping transport grew by 0.7% on an annual basis in 2005, reaching €7.6 billion and corresponded to 4.3% of GDP.

At the same time, initial indications suggest that Greek tourism is recovering, following several years of disappointing performance, riding on the successful organisation of the Athens Olympic Games as well as improvements in the transport infrastructure, upgraded tourist resorts and a successful state-backed international advertising campaign. According to estimates, tourist arrivals in 2005 increased by 8%, following an accumulative decline of 3% over the past 3 years. It is estimated that the increase in tourist receipts contributed to growth by 0.4 percentage points.

Furthermore, in 2005 exports of goods grew by 3.2% y-o-y at constant prices. An encouraging sign is the fact that the proportion of exports to the demanding economies of the euro area has grown (to 45.5% in 2005 from 35.2% in 2002). Conversely, imports posted negative growth (down 1.4% in 2005), a development that can be viewed in part as a correction afte an exceptional year in 2004, which was largely due to the marked dependence of public investment activity on imported capital goods during the year of the Olympics.

Strong domestic demand in Greece as compared with the euro area fuelled inflationary pressure, leading to a widening of the average inflation gap by about 1.5 percentage points. In particular, inflation rose to 3.5% in 2005 from 2.9% in 2004, mainly because of the high oil prices. On the other hand, core inflation retreated slightly (3.1% in 2005 from 3.3% in 2004) due to the containment of labour costs and the absorption by firms of the 1 percentage point increase in VAT.

The worsening picture presented by public finances in the two year period 2003-2004 and the overshooting of the limit set by the Growth and Stability Pact have made it necessary to impose adjustment measures. The general government deficit-to-GDP ratio declined in 2005 by 2.3 percentage points (to 4.3% from 6.6% in 2004). The fiscal adjustment was achieved mainly due to the reduction in expenses related to the Public Investments Programme (by 19.1%) and the containment of primary expenditure (to 21.2% of GDP from 21.6% in 2004). A similar improvement was posted in the general government debt, which declined to 107.9% of GDP from 109.3% in 2004, as a result of the privatisation programme and the significant growth in nominal GDP.

Increased uncertainty with regard to short-term interest rates in the US and the euro area, together with the resultant decline in demand for high-spread bonds, led to a widening in the yield spreads between 10-year Greek bonds and Bunds to 21 basis points in December 2005, from 16 basis points in December 2004 and 17 basis points in December 2003 (DIAGRAM 1.2.5).

DIAGRAM 1.2.5

10-YEAR BOND YIELDS AND SPREAD OVER BUNDS



%
bps
5.0
4.5
4.0
3.5
3.0
2.5
30
25
20
15
10
Jan-04
Mar-04
May-04
Jul-04
Sep-04
Nov-04
Jan-05
Mar-05
May-05
Jul-05
Sep-05
Nov-05
Greek Bonds (left-hand side)
Bunds (left-hand side)
Yield Spread (right-hand side)

Sources: Bloomberg, NBG calculations

Structural reforms

During the course of 2005, further structural changes were implemented with a view to boosting economic growth. These changes enhance entrepreneurship and the competitiveness of the economy, attract investment, and create new jobs. Thus, th government's privatisation programme mov ahead, tax reforms were implemented, the Finance Ministry's mechanisms for fighting x evasion were reorganised, and the new Development Bill was passed, together wi legislation on public-private partnerships (PPPs). Lastly, new legislation on labour relations was drawn up, as well as legislat designed to address bank employee insurance funds.

In particular:

1. In 2005, revenues from the government privatisation programm totalled €2.15 billion (1.3% of GDP). Thus, with the successful public offering of OPAP and OTE shares, th budget target for privatisation revenues was exceeded by 30%. The privatisation programme for 200 includes initiatives relating to the banking sector (sale of Emporiki Ban a new tranche of Agricultural Bank shares, and the listing of the Post Office Savings Bank on the ATHEX), while the sale of a further tranche c the Piraeus Port Organisation is in th pipeline, plus the listing on the ATHE of "Eleftherios Venizelos" Athens International Airport.

2. New taxation legislation (L. 3296/2004) designed to gradually reduce (by almost one third) corporate tax to 25% in 2007 from 35% in 2004, should enhance business activity.

3. The passing of the new Developmen Bill (L. 3299/2004) has already produced positive results. Applicatior have exceeded 1,256 totalling €2.5 billion, while 601 investment plans worth €959 million and projected to create 3,376 new jobs should boost economic growth and regional convergence.

4. The passing of the Bill on PPPs will enable co-financed projects on the construction and exploitation of maj works whose budgeted cost is up to €200 million. According to this Bill, th

private sector will undertake the financing, construction and exploitation of projects or the provision of services on behalf of the public sector. By encouraging PPPs it will be possible to reduce government expenditure while also attracting investment capital. This mode of financing means that fast, efficient and better quality infrastructures can be created at less cost to the government. It also enables the economy to function more productively and offers ground for entrepreneurship, which in turn means investment and job creation.

5. The Labour Law 3385/2005 establishes a new system for working hours and reduces the cost of overtime.

6. Lastly, legislation has provided a solution for problems associated with the auxiliary pension funds of banking employees, by reducing the fragmentary state of the system, and safeguarding the competitive framework among banks.

DIAGRAM 1.2.6

ATHEX GENERAL INDEX VERSUS EUROPEAN STOCK MARKETS



(BASE 31.12.2004=100)
135
130
125
120
115
110
105
100
95
31/12/2004
25/1/2005
19/2/2005
16/3/2005
10/4/2005
5/5/2005
30/5/2005
24/6/2005
19/7/2005
13/8/2005
7/9/2005
2/10/2005
27/10/2005
21/11/2005
16/12/2005
ATHEX
FTSE Eurofirst 300
DJ EURO STOXX 50

Source: Bloomberg

Stock market developments

In 2005, the prices of ATHEX listed stocks rose sharply, outperforming other international stock markets. The ATHEX General Index advanced by 31.5%, compared with a rise of 22.4% and 20.7% in the FTSE Eurofirst 300 and DJ EuroStoxx 50 indices respectively (DIAGRAM 1.2.6). This was the third consecutive year that the ATHEX General Index outperformed the FTSE Eurofirst 300.

The sectors that posted particularly strong growth vis-a-vis the ATHEX General Index were telecom, refineries, mining and quarrying, and the leisure industry and lotteries, while the banking sector performed broadly in tandem with the General Index.

The rise in share prices resulted in a boost in the overall market capitalisation of ATHEX-listed companies by €30.9 billion to €123 billion

DIAGRAM 1.2.7

CAPITALISATION-TO-GDP RATIO (YEAR-END)



%
100
90
80
70
60
50
40
30
20
10
0
2002
2003
2004
2005

Sources: National Statistical Service of Greece, Finance, NBG calculations

DIAGRAM 1.2.8

ATHEX TRADING VOLUMES



VALUE IN € BILLIONS
60
50
40
30
20
10
0
2002
2003
2004
2005

Sources: Finance, NBG calculations

DIAGRAM 1.3.1

BANKING GROUPS' PROFITABILITY RATIOS



%
28
24
20
16
12
8
4
0
13.7
0.82
15.7
0.84
24.2
1.29
Dec-03
Dec-04
Dec-05
ROE (%)
ROA (%)

Source: Published financial statements

at the end of 2005, equivalent to 68.8% of GDP, compared with 55.1% at the end of 2004 (DIAGRAM 1.2.7). This level was broadl in line with that of other developed European countries.

The substantial rise in the prices of ATHEX stocks was accompanied by a correspondin rise in the volume of transactions. In 2005, average daily transaction volumes on the ATHEX General Index amounted to 13.6 million, up 26% on 2004, while the growth i market capitalisation stood at 33.6% (DIAGRAM 1.2.8).

The presence of international institutional investors in the domestic capital market expanded substantially in 2005. At the end of the year, foreign institutionals held stocks worth €34.5 billion (28% of the total domestic market), compared with €20.6 billion at the end of 2004 and €14.6 billion at the end of 2003. Net inflows in 2005 fror foreign institutionals amounted to €4.6 billior It is notable that the participation of these investors in the ATHEX remained focused mainly on large cap stocks. Indeed, 87% of the holdings of foreign institutionals were invested in FTSE ASE-20 stocks.

1.3 THE GREEK BANKING SECTOR

In 2005, the Greek banking sector posted impressive growth in earnings, building furthe on the successes of 2004 (DIAGRAM 1.3.1). Net profit after tax and minorities of the to four Greek banks grew by 72.6% on a consolidated basis, in accordance with IFRS. This spectacular growth in profitability reflected mainly the strengthening of retail business, with particularly strong demand fo consumer and mortgage loans, which boosted return on equity at the four largest banks tc 24.2% in December 2005 from 15.7% in December 2004, significantly higher than th average for European banks (18.1%).

While banks' earnings from financial transactior grew by 24.6% in 2005, their core income

also strengthened substantially, boosting its percentage participation in total income.
A breakdown of income contribution reveals the healthy basis of this increase in profitability, in view of the fact that net interest income, commissions income, and income from insurance business comprised 89.5% of total income. In 2005 net interest income grew by 21.1% and net commissions income by 14.7%. Also, it is encouraging to note that insurance income - a segment that is still at a low level of penetration in Greece - contributed materially to boosting banking groups' profitability in 2005, posting growth of 21%.

Cost containment was an equally important factor in profitability growth during the course of the year, particularly in view of the accelerating contribution in business in the wider SE European region. Staff costs declined by 0.2% mainly due to the voluntary retirement programmes in some banks in 2004, while administrative expenses grew by 4.9%. As a result, the efficiency ratio stood at 51.5% in 2005, compared with 57.3% in 2004 (DIAGRAM 1.3.3), approximately 9 percentage points below the average for European banks.

In 2005, the expansion in the loan book of Greek banks was accompanied by an increase in provisions for NPLs by 20.9%, to 87 basis points of total loans from 85 basis points in 2004, as banks seek to implement prudent risk management practices, while the provisions coverage ratio stood at 81.3% (Alpha Bank is excluded from the sample due to lack of data availability). The increase in provisions was uneven among banks.

In 2005, the strong growth in retail credit expansion remained the key driving force behind the profitability of Greek banks (DIAGRAM 1.3.4). In particular, there was an increasing demand for mortgages, boosted by announcements regarding adjustments in the objective values of property and the imposition of VAT on newly built homes as of 1 January 2006, pushing up annual growth in housing loans to 33.4% at the end of 2005 from 27.2% in 2004. Annual growth in consumer loans and credit cards retreated slightly to 26.8% at the end of 2005 from

DIAGRAM 1.3.2

BANKING GROUPS' NET INTEREST MARGIN


%
4
3
2
1
0
2.91
3.21
3.36
Dec-03
Dec-04
Dec-05

Source: Published financial statements

DIAGRAM 1.3.3

BANKING GROUPS' COST/INCOME RATIOS


%
70
60
50
40
30
20
10
0
59.1
57.3
51.5
Dec-03
Dec-04
Dec-05

Source: Published financial statements

Note: The diagrams referred to the Banking Groups include figures of the following groups: National Bank of Greece, Alpha Bank, EFG Eurobank Ergasias and Piraeus Bank.

35.4% in 2004, chiefly due to the slowdown in the growth rate of credit card outstanding balances. Total claims on businesses (loans and bond loans) by credit institutions grew by 13.4% on an annual basis at the end of 2005, from 12.3% in 2004. Indicative of the robustness of credit expansion in Greece is the fact that, by comparison, housing and consumer loans in the euro area had grown by 12.6% and 4.8% respectively at the end of 2005.

Deposits across the entire banking sector grew by 15.2% in 2005, while there was a significant shift in funds from repos to time deposits, due to the imposition of a single tax rate of 10% on interest earned on deposits and repos as of January 2005, thereby removing the comparative advantages of the latter. Time deposits posted annual growth of 48.4% at the end of 2005 from 2.8% in 2004, while repos declined by 70.1% at the end of 2005, compared with a decline of 12.4% in 2004. Another factor driving time deposits up was the change in legislation on money market mutual funds. Sight deposits grew by 21.4% in 2005 from 18.7% in 2004, while savings deposits grew by 7.9% in 2005 compared with 13.5% in 2004.

DIAGRAM 1.3.4

RETAIL BANKING GROWTH RATES



%
50
40
30
20
10
0
26.2
27.2
33.4
28.9
51.7
38.6
25.5
23.2
10.2
HOUSING LENDING
CONSUMER LENDING
CREDIT CARDS
2003
2004
2005

Source: Bank of Greece

As a result of these developments in credit expansion and deposits, the liquidity ratio (Loans-to-Deposits) of the four largest banking groups in Greece stood at 105% at the end of 2005, compared with 93% in 2004. NBG continues to enjoy a significant comparative advantage in this area, thereby ensuring cheaper funding for its expanding business, in view of the fact that its liquidity ratio was once again at particularly low levels in 2005 (71% in 2005 compared with 66% in 2004).

In 2005, there was relatively little restructuring in the banking sector regarding smaller banks in Greece. The only change was the acquisition of Omega Bank by Proton Investment Bank. Greek banks continued to expand their business into SE Europe both via organic growth and through acquisitions. In view of the fact that the countries of SE Europe present substantial growth margins in banking business, Greek banking groups have made it a strategic priority to seek out opportunities to enhance their presence in these markets. In 2005, Alpha Bank bought Jubanka in Serbia, Piraeus Bank acquired Atlas Bank, and Eurobank bought Nacionalna Stedionica, while in Bulgaria, Piraeus Bank acquired Eurobank Bulgaria. Likewise, almost all the banks pursued expansion of their existing networks, increasing the number of their branches. It is notable that 7.4% of the pre-tax profits of the four biggest Greek banking groups derives from SE Europe. Outside this region, Piraeus Bank acquired Egyptian Commercial Bank in Egypt.

1.4 THE OUTLOOK FOR THE GREEK ECONOMY AND BANKS

Overall, the outlook for the Greek economy remains positive in 2006. The recovery in investment coupled with sustained strength in consumption (backed in part by developments in household wealth and the robust expansion of credit) is expected to boost GDP growth to around 3.5% in 2006.

Despite the positive impact of shipping and tourism, the external sector is estimated to impact negatively on growth, as net exports in 2006 are expected to hold back growth by 0.1 percentage points.

Employment is expected to strengthen by 1.5% due to the dynamic growth path, and thus reduce unemployment to around 9%. Inflation is projected to drop to 3.2%, while core inflation will remain at around 3% as labour costs stay low and the pass-through of oil prices to consumers will be limited.

Factors that could stall the projected growth rate include the negative economic environment internationally, as well as a more aggressive fiscal adjustment (in relation to the government target which aims at reducing the deficit to below 3% of GDP in 2006).

However, it must be stressed that the performance of the Greek economy in the medium term will depend on fiscal policy, which aims at reducing the public debt, and on structural changes, which aim at enhancing the flexibility of the economy and boosting competitiveness.

The outlook for the banking sector appears bright, mainly because of the growth in retail banking in the domestic market, banking penetration into the neighbouring and fast growing markets of SE Europe, and the prospects of further containment and control of operating costs. Domestic banking intermediation continues to be low in comparison with the euro area, despite the fast growth of recent years, which implies further growth in lending in the years ahead. Specifically, at the end of 2005 housing loans corresponded to 25.4% of GDP in Greece compared with 36.6% in the euro area, while consumer loans accounted for 13.1% of GDP in Greece compared with 16% in the euro area. Total private sector lending in the Greek economy stands at 83.8% of GDP compared with 104% in the euro area.

TABLE 1.4.1
BANKING INTERMEDIATION RATIOS
DECEMBER 2005 (%)

	Greece	Euro area
Mortages / GDP	25.4	36.6
Consumer loans / GDP	13.1	16.0
Private sector lending / GDP	83.8	104.0
Mutual funds / GDP	15.1	50.6

Sources: Bank of Greece, National Statistical Service of Greece, ECB

SECTION 2

STRATEGY OF THE GROUP

The mission of the NBG Group, as set out in its three-year Business Plan 2005-2007, is:

- to be the leading and most reputabl[e] financial institution in SE Europe, offering a superior service to its customers,
- to become the employer of choice to the benefit of its employees, and
- to deliver superior returns to its shareholders, within an environment o[f] modern and effective corporate governance and a carefully monitore[d] risk management framework.

To achieve these goals, the Group has set specific strategic priorities and actions:

- **Sustaining strong revenue growth.** To attai[n] high revenue growth NBG will focus on two key objectives: leveraging growth opportunities presented in the Greek market and expanding the Group's footprint outside Greece, particularly in the wider region of Southeast Europe, with the objective of becoming a major regional player.

Despite substantial expansion in business in recent years, the Greek banking market continues to present large growth potential, mainly due to low penetration (2005: private sector lending-to-GDP ratio of 84% versus 104% in the euro area) and the robust growth of the Greek economy, which has boosted employment and per capita income

Within this favourable environment, NBG focuses primarily on developing its retail business, SME financing, insurance and asset management operations - areas that present attractive prospects and in which NBG boasts comparative strengths.

NBG aims to consolidate its position in the domestic market by leveraging its large deposit base, one of its key competitive advantages. This enables the Group to boost its cross-selling potential, particularly with respect to marketing retail and bancassurance products, and to enhance its presence in SME financing.

Another key advantage of NBG is its commanding position in mortgage lending - equivalent to the combined market share of the second and third players in the market - both in terms of the level of outstanding balances and that of new disbursements. It is notable that in 2005 NBG granted €3.5 billion in new mortgages, a record for the Group. This success reflects the loyalty of customers, the extensive branch network, and the competitiveness of products offered. NBG aims to retain this leading position, using alternative delivery channels such as estate agencies and construction firms.

In its drive for sustained growth the Group places great emphasis on SMEs. In 2005, a special team of Banking Advisors was set up as an alternative sales network. Banking Advisors carry out visits to small firms and professionals, placing an emphasis on personal communication and hands-on assessment of the needs of small businesses and the solutions that the Bank can provide. The aim is to strengthen the relationship between firms and the Bank, and to attract new customers. The first results of this new policy are already emerging, as lending to SMEs with turnover below €2.5 million increased by 23% in 2005 alongside an improvement in the quality of the SME loan portfolio.

In 2005, the Group exploited further the synergies arising from its broad customer base to boost its bancassurance business significantly. In addition, Ethniki Insurance improved its performance through better exploitation of its sales network, marketing new and improved products, enhancing incentives across its sales network, and reviewing its pricing policy.

NBG upgraded the modus operandi of its branches, with a view to improving its customer service. Starting in 2005, high net worth clients and SMEs were provided with Customer Relationship Managers who undertake to serve their overall banking needs. The Relationship Managers have the know-how and the necessary support from the product divisions and companies of the Group. They are also equipped with specialised tools for identifying customer needs and determining financial planning, in order to provide tailor-made products and services to clientele.

The new model for servicing wealthy clients and SMEs has already been introduced at 100 branches of NBG's network, while in 2006 it will be extended to the entire network. There are plans to apply this model also to private retail customers by 2007. This new model marks an important development for NBG in its efforts to enhance services and offer new value-added propositions. The benefits for the Group centre on growing its business with existing customers (increasing outstandings and cross-selling) as well as attracting new customers.

The Bank is also upgrading services to its private banking clientele. The key components of this endeavour are the expansion of its network of investment centres and the marketing of select third-party, open architecture products via agreements with leading international investment houses.

In the sphere of corporate financing, NBG is successfully pursuing its efforts to increase commissions income, offering a broad range of products and services in leasing, factoring, insurance, investment products, and private banking, as well as retail banking products to corporate payroll customers.

In view of the limited scale and gradual maturity of the domestic banking market, and the challenge of expanding into markets that present low credit penetration and enhanced profit margins, the Group has decided to strengthen its presence in the wider region of Southeast Europe.

Currently the NBG Group is active in five Southeast European countries - Bulgaria, Romania, Serbia, Albania and FYROM - via 257 branches, while around 20% of its tota workforce is employed in the region. The recent agreement to acquire the Turkish financial institution, Finansbank, marks a major stride forward in this direction. The Group's activities in SE Europe comprise the second most important source of business growth after retail. One of the top priorities of the Group is the consolidation of its leading position in the Bulgarian market by attracting more deposits with which to support further growth in its operations. It is also planning to strengthen its position in FYROM, by focusing on further improvement in operating efficiency and the quality of the corporate loan book. Lastly, the Group also aims to enhance its position in Romanic Albania and Serbia via organic growth and acquisitions, wherever this is possible and perceived to be in the best interests of shareholders.

In April 2006, NBG finalised an agreement tc buy a 46% stake in Finansbank. This move serves to enhance NBG's role as a key banking force in SE Europe. Finansbank is a dynamic bank with efficient management and a strong position in the Turkish market. It will provide the Group with significant synergies stemming from its outsourcing of back-office activities from other countries o SE Europe. Following this acquisition, over 30% of the Group's income will derive from business outside Greece, thereby resulting in significant diversification of its income source

At the same time, NBG is examining the potential for expansion into other countries, such as Ukraine and Egypt. These countries offer new, rapidly developing markets, presenting attractive investment opportunities. Overall, the NBG Group aims t establish its presence as a strong regional player in the countries of Central and Eastern Europe.

- Restructuring of the Group and improvement in the allocation of invested capital. NBG has decided to dispose of its participation in sectors and activities that either do not offer satisfactory returns or are not consistent with its strategy.

As part of this strategy, NBG concluded an agreement to sell its US subsidiary Atlantic Bank of New York to the New York Community Bank. Furthermore, in February 2006, NBG finalised the sale of National Bank of Greece (Canada) to Scotiabank. The sale of these two banks is consistent with NBG's strategy to discontinue its business in mature markets - following the closure of its branches in Paris, Frankfurt and Amsterdam - where growth prospects are limited, thereby shifting its focus to the more dynamic markets of SE Europe.

Furthermore, NBG merged (through absorption) with National Investment Co. and National Real Estate. Also, the tender for the management of the Astir Palace Vouliagmenis SA hotel complex is currently in its final stages. These moves aim to better exploit invested capital and to improve the operating efficiency of the Group.

- Strengthening the Group's operating efficiency. Actions in this sphere include: maximising the potential of human resources, geographical restructuring of the branch network, reducing non-sales operations at branches, and strengthening alternative distribution channels. These comprise the key to increasing productivity, boosting sales, and improving services while also helping to reduce operating costs.

A key strategic focus is the efficient management of charges and expenses by means of stricter cost controls, centralisation of commissions, and renegotiation of contracts with major suppliers. Furthermore, a system for rewarding staff performance has been successfully put in place. In 2005, these incentives were further developed and bonuses granted, on a case-by-case basis, to branch staff as a reward for sales campaigns.

Containment of staff costs at last year's level was a result of the 2004 voluntary early retirement programme, that offset the pay rises of 2005. General and administrative expenses were also contained. As a result, the Group's efficiency ratio improved by 11.5 percentage points to 54%.

- Enhancing risk management and corporate governance. Strengthening the Group in Greece and abroad, while consolidating its position as a strong banking corporation within the fast growing economies of SE Europe must be achieved within an environment of first-class risk management and corporate governance, in line with best banking practices and standards.

Developing and maintaining a top quality risk management culture is being achieved through a series of strategic actions that aim principally at ensuring that the Bank complies with new regulations regarding capital adequacy (Basel II).

Since 2004, NBG has taken steps to upgrade its corporate governance, including the increase in the number of independent non-executive members on the Board, the adoption of working rules for the Corporate Governance and Human Resources Committees, and the establishment of new rules for the Audit Committee.

The transformation of the Group into a modern leading regional player requires a number of breaks with the past and substantial changes that are not only limited to the expansion of its activities or fine-tuning its corporate governance. Thorough modernisation of its philosophy, mentality and organisation is equally important. Substantial progress has been made to date in these areas. Further strengthening of the corporate culture will provide the means to draw on the great potential of the Group, for the benefit of all concerned - shareholders, employees and customers alike.

SECTION 3

ACTIVITIES OF THE GROUP

3.1 RETAIL BANKING

In 2005, the NBG Group posted another ye
of excellent performance in its retail busine
Retail lending was the frontrunner in overall
lending growth, up 26% to €18.6 billion. Thi
was equivalent to 61% of total Group
lending and comprised the most important
source of Group income.

It is notable that already in the first year o
the implementation of the 3-Year Business
Plan 2005-2007 all the targets set for retail
banking have been exceeded - due to
systematic efforts and favourable economic
conditions in the various markets.

Mortgage lending

Mortgage lending presented impressive
growth in 2005. New mortgages were up
34% year-on-year, to over €3.5 billion
(DIAGRAM 3.1.1), while mortgages outstandir
reached €11.5 billion, up by around 30% or
2004 (DIAGRAM 3.1.2), despite the high leve
of loan pay-offs, which came to around
€900 million.

In the second half of the year, competition
in the sphere of mortgage lending

intensified, as banks sought to strengthen their position in the market in anticipation of new fair values and changes in the property tax regime. Accordingly, in the last months of 2005 there was a substantial rise in the volume of housing loans. Within this highly competitive environment, NBG retained its leading position in the market, as its market share, at 25.3% at year end, was broadly equivalent to the combined market shares of the second and third banks operating in this sector.

NBG's product portfolio includes a comprehensive range of mortgage products that cater for the entire spectrum of customers' housing needs. Once again, the most successful of these products was the "NBG Housing Loan-1 Privilege", which accounted for around 56% of new mortgages. The interest rate on this product, which is particularly attractive for the first year of the loan, moves in line with the ECB intervention rate. Special mention should also be made of the ESTIA product, which was launched towards the end of the year. ESTIA allows for payment of interest alone for a period of up to five years, thereby reducing to a substantial degree the level of monthly instalments over the initial period of the loan when the borrower is usually facing increased expenditure.

There was a marked rise in the number of applications for housing loans, up 96%, compared with an increase of 38% in 2004. This reflected the efforts made by the branch network as a whole to market the products and attract new customers. The offer of an exemption from loan approval charges, in the second half of the year, contributed to the products' success.

Most of new mortgage credit (45%) was for the purchase of ready built homes, around 17% was for construction or completion of homes, and over one third concerned loans for repairs or improvements. Mortgages for first homes (purchase, construction, completion or improvement) continue to comprise the lion's share (around two thirds) of new housing loans. Lastly, while there was a small increase in the level of mortgages for business premises, they represented just 4.4% of new mortgage loans.

DIAGRAM 3.1.1

NBG MORTGAGE LOANS
(NEW DISBURSEMENTS - € MILLIONS)



4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
1,224
1,338
1,802
2,607
3,500
2001
2002
2003
2004
2005

DIAGRAM 3.1.2

NBG MORTGAGE LOANS
(BALANCES AT YEAR END - € MILLIONS)



14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
4,614
5,645
6,912
8,854
11,486
2001
2002
2003
2004
2005

NBG's key objective for 2006, as set out in the 3-year Business Plan 2006-2008, is to retain and strengthen its leading position in the mortgage market, simplifying and speeding up loan granting procedures, by utilising state-of-the-art customer credit scoring systems and offering new flexible products that are tailored to the continually evolving requirements of the market.

Since the beginning of 2006, NBG has promoted several new competitive product in the market. For example, it launched "ESTIA Security-5", which provides interest rate protection against increases in the ECB intervention rate over and above a predetermined upper limit for the first five years of 20-year loans. Furthermore, it launched "ESTIA Fixed-Rate Instalment", whose instalments are not affected by potential changes in the ECB rate, but instead change with respect to pay-off tenure up to a certain pre-stated maximum tenure. In the event that the interest rate declines the customer will benefit from the corresponding reduction in the tenure of the loan. At the same time, NBG has reduced its fixed rates on its "ESTIA 3-5-10-15-20" products, thus making them more attractive

The Bank will step up its efforts to leverage the comparative advantages offered by its extensive branch network and large customer base, while special emphasis will be placed on developing alternative marketing channels with the intermediation of estate agents and insurance agents. At the same time, there will be a focus on sustaining intensive promotion of bancassurance products related to life insurance of mortgage borrowers, together with the insuring of goods purchased with consumer loans.

Credit cards

NBG continued its dynamic growth across al categories of credit card, increasing the balance by 7% to €1,515 million, and issuing 210,000 new cards (DIAGRAM 3.1.3). Likewise the number of POS terminals reached 60,000 (DIAGRAM 3.1.4), while transaction volumes via NBG partner businesses grew to €1,240

million, up 12.6% (DIAGRAM 3.1.5).
In 2005, new pioneering multi-merchant loyalty scheme MasterCard and VISA cards were launched under the name "go", supplied with a "go National" customer loyalty programme. This programme is the first of its kind in Greece, and has had a good track record wherever it has been implemented abroad. Programmes of this type help strengthen the customer relationship by giving bonus points to customers who purchase goods from "go National" partner businesses.

NBG was the first bank in Greece to implement smart chip technology in its credit cards. It has now adopted the same technology for the full range of the cards it issues. This enables the Bank to develop sophisticated customer loyalty programmes, and also to reduce problems arising from fraudulent use of cards and transactions. Specifically, the chip technology in NBG cards supports the "go National" customer loyalty programme, generating instant gains and benefits both for cardholders and the participating businesses.

The application of chip technology in NBG cards, together with the launch of the "go National" customer loyalty programme, are part of NBG's long-term strategic position in its credit card portfolio, and at the same time forge a new balance of power in the card market.

Besides the above developments, NBG in 2005 launched various new packages and services, with a definite emphasis on customer loyalty programmes. For instance:

- The "Cash-back" programme was launched in the first quarter of 2005, and succeeded in boosting card use by customers, reactivating dormant accounts, and reducing customer loss.
- Card upgrade programmes (from ordinary to gold cards) were implemented, rewarding good customers and thereby contributing to an increase in transaction volumes.
- Increases in credit limits, on the basis of card use and sound credit behaviour, were applied.

DIAGRAM 3.1.3

NBG CREDIT CARDS
(BALANCES AT YEAR END - € MILLIONS)



1,600
1,400
1,200
1,000
800
600
400
200
0
780
1,030
1,221
1,417
1,515
2001
2002
2003
2004
2005

DIAGRAM 3.1.4

NUMBER OF NBG POS TERMINALS



2005
2004
2003
2002
2001
60,000
57,000
50,000
45,000
33,000
0
10,000
20,000
30,000
40,000
50,000
60,000
70,000

DIAGRAM 3.1.5

NBG TRANSACTION VOLUME (ACQUIRING)
(€ MILLIONS)



2005
2004
2003
2002
2001
1,240
1,101
1,021
944
787
0
200
400
600
800
1,000
1,200
1,400

- The payment postponement programme for a single monthly instalment was rerun for customers whose payments were up-to-date.
- The "cash now" programme was launched, which provided the opportunity for cardholders to withdraw cash via NBG credit cards interest-free for two months, boosting transactions for the duration of the programme.
- Prize draw programmes via cards were also launched with a view to activating and increasing NBG card use, while special offers were also marketed to cardholders jointly with partner businesses.
- Encouraging results were posted by the new "Customer Retention" unit, whose task is to reduce the loss of customers and to retain valued customers.

For 2006, NBG aims to further leverage its customer base by launching a cross-selling programme, and by setting up an incentives programme to encourage new cardholders to make greater use of their cards. In the coming years, NBG will remain firmly oriented to the various needs and requirements of its customers by offering both a greater range and more sophisticated products, while also harnessing technology for the benefit of its customers and enhancing the services provided.

Consumer credit

The Bank's consumer credit business grew at a brisk pace. Consumer lending at the end of the year amounted to €2.6 billion, up 17.2% on 2004 (DIAGRAM 3.1.6). New disbursements reached €1.7 billion, up 13% on 2004. This reflected the launch of new consumer products and services in the consumer lending segment, as well as new processes and systems, with a view to ensuring effective response to customer needs.

The "Open Loan" and "Overdraft" products posted great success with balances growing by 35% over the year. In the context of enhancing product competitiveness, the old personal loan product was replaced by "Reward", a product rewarding customer loyalty with gradual reductions in the interest rate by as much as 3 percentage points.

In 2005, the Fast Line telephone service was launched with a view to updating the public on the Bank's main consumer products and enabling customers to submit loan applications by phone. The Fast Line service is a new distribution network and is expected to generate significant benefits.

With regard to local synergies with commercial enterprises - an area of activity that the Bank considers particularly important - NBG entered into new and significant agreements in 2005. The introduction of "Cash for Credit" played an important role in this effort. This product enables participating merchants to receive upfront payments of up to 100% of the amounts deriving from customer purchases made via the programme for interest-free instalment payments, and generated impressive results by doubling its balances.

The Bank's objective in 2006 is to further strengthen its position in the market through launching new products and developing procedures and systems that will serve to improve the loan approval process, and by promoting an anti-attrition programme for retaining its clientele and rewarding customer loyalty. Furthermore, it will focus on developing new distribution networks, such as sales units that aim at forging synergies on a local level. Last, the Bank continues its efforts to enhance its cross-selling potential by utilising its customer base.

Lending to professionals and small businesses

NBG is currently implementing radical changes in its procedures for serving SMEs. A special sales unit was launched to attract new customers that will be serviced

DIAGRAM 3.1.6

NBG CONSUMER LOANS
(BALANCES AT YEAR END - € MILLIONS)



3,000
2,500
2,000
1,500
1,000
500
0
997
1,218
1,592
2,183
2,559
2001
2002
2003
2004
2005

exclusively by new specially trained banking advisors at branches (hunter-farmer model). Furthermore, funded businesses with turnove below €2.5 million are now included in the Bank's SME business.

Lending to SMEs focused on the following areas:

- Promotion of the new "Business Multi-Loan", which essentially covers the entire range of a company's financing needs, including long-term liquidity, purchase of equipment, renovation/improvements to business premises, and purchase or construction of business premises.
- Promotion of financing products unde favourable terms to a variety of business categories, such as restaurants, workshops, tourist goods and metal constructors.

DIAGRAM 3.1.7

LENDING TO SMALL BUSINESSES (TURNOVER BELOW €2.5 MILLIONS)


2,500
2,000
1,500
1,000
500
0
1,755
2,145
2004
2005

As a result of these actions, the SME financin portfolio grew by 23%, reaching €2,145 millior (DIAGRAM 3.1.7). At the same time, the Bank expanded its customer base by 11%, with 4,230 new customers.

The Group's key objectives in 2006 are to increase the lending balance to SMEs and strengthen its market share using the specic sales team as an alternative distribution network. It also intends to further develop i service model through banking advisors, launch product packages that will offer added value to customers, and product packages tailored to specific business categories. Likewise, the Bank intends to redesign its loan approval procedures so as to reduce the time required to deal with loan applications, improve efficiency and reduce costs, while also controlling credit ris effectively.

Last, a new retail banking division was launched in the second half of 2005 to monitor, manage and liquidate non-performir retail loans on a centralised basis, thus improving the previous fragmented procedures and enabling the Bank to bene from economies of scale.

3.2 BUSINESS LENDING

Corporate lending

At the end of the first year of the 2005-2007 Business Plan, the Bank succeeded in exceeding its corporate lending targets, as regards credit expansion and profitability, as well as enhancing the cross-selling potential of the Group for its services and products.

The corporate loan book (including guarantees) amounted to €5,812 million in 2005, up 12% year-on-year. Corporate bonds posted an impressive 42% growth, part of which replaced more "conventional" forms of lending, as they require special tax treatment. The bulk of the corporate lending growth was absorbed by the services, energy and commercial sectors, while lending to construction presented a significant decline.

At the same time, there was success in promoting a wide range of products and services to customers in the corporate and retail banking sectors, including leasing, factoring, insurance and investment products, private banking services, company payroll services, credit cards and payment systems.

In the sphere of financing to the public sector, the Bank's participation was roughly at the same level of 2004, focusing on the profitability of the relationship with the customer and expansion of the working relationship to other sectors besides lending.

In 2005, National Bank participated in financing major projects in Greece (such as the Attiki Highway and the Rio-Antirio Bridge) and abroad (the UK, Germany, Holland, Spain, Bulgaria, Turkey and Qatar). Furthermore, the Bank was very active in the market for club loans to banks of SE European countries (Turkey, Bulgaria, Russia). Both these areas of activity generated commissions income growth of 70%.

DIAGRAM 3.2.1

BREAKDOWN OF NBG BUSINESS LENDING PORTFOLIO (2005)



SHIPPING
9.3%
PUBLIC
SECTOR
21.6%
SMEs
30.7%
LARGE
CORPORATES
38.3%

Lending to medium-sized businesses

In 2005, as in the previous three-year perio growth in lending to medium-sized enterprise up 14%, was substantially higher than growth in lending to other business categories.

The growth in lending balances went hand-in-hand with a significant increase in cross-selling to medium-sized businesses, by offerin comprehensive packages of services that helped boost turnover in other business line of the Bank and the Group, such as retail banking, investment banking, insurance and leasing, on the basis of a more integrated management of customer needs.

The growth in this area of business was achieved by keeping new NPLs to a minimur due to careful control of credit expansion and upgraded management of loans in arrears.

In 2006, the Bank aims to further expand its activities in selected sectors of the Greek economy, while disengaging from problem sectors. It also intends to optimise its range of products by introducing new ones, such as products that hedge against interest rate risk, meeting even the most specialised needs of customers.

Shipping credit

Shipping credit in 2005 focused on retaining existing customers while also striving to attract new clients. As a result, at the end of 2005, the number of ships under finance stood at 193. Two key factors - continued strong demand for raw materials from China and India and the upswing of the Japanese economy - enabled the shipping sector to post a good year.

In 2005, the shipping balance stood at US$962 million. The number of vessels under 5 years old also increased, thus resulting in an increase in the level of loans related to younger shipping, now 38% of the total shipping book. This business ensures that NB(stays at the top of the league of Greek banks, while the Group holds a significant position internationally with regard to the financing of Greek-flag vessels.

In 2006, with demand remaining strong, the shipping sector - especially tankers - is likely to post a good year. The Group will focus on growing its loan book by attracting select customers, further developing club loans and expanding the range of its collaboration with existing customers in other operations. We remain particularly concerned to ensure optimum portfolio quality and achieve returns that reflect the level of risk undertaken.

3.3 ASSET MANAGEMENT

NBG's strong core deposit base is the Group's key competitive advantage, ensuring future growth in total assets and especially lending. Deposit and investment products are improved on an ongoing basis so as to meet evolving investment requirements.

Deposits - Investment products

Customer deposits of the Group stood at €43.4 billion at the end of 2005, up 6.1% on the previous year. Savings and sight deposits grew by 9.1%, which is particularly positive since this category of deposits gives the Group a competitive edge in financing its expansion, particularly in an environment of rising interest rates. It is notable that the key deposit categories of sight and savings represent 74% of total deposits, for the most part deposits of private individuals (DIAGRAM 3.3.1).

Time deposits grew by 42% in 2005, as deposits displaying similar features such as repos and money market mutual funds became less attractive. The high growth in deposits kept the loans-to-deposits ratio low at 70%.

New deposit-investment products that were marketed in 2005 included the following:

- The multi-loan "Student Life" product, targeting young people and offering

DIAGRAM 3.3.1

BREAKDOWN OF NBG GROUP DEPOSITS (2005)


PUBLIC SECTOR & PUBLIC SECTOR COMPANIES 4.9%
REPOS 0.6%
OTHER 0.9%
ENTERPRISES & PROFESSIONALS 11.9%
INDIVIDUALS 81.8%

DIAGRAM 3.3.2

BREAKDOWN OF DIETHNIKI MFMC ASSETS BY CATEGORY OF MIF (31.12.2005)


BALANCED FUNDS 3%
EQUITY FUNDS 10%
MONEY MARKET FUNDS 29%
BOND FUNDS 58%

DIAGRAM 3.3.3

BREAKDOWN OF DIETHNIKI MFMC ASSETS BY CATEGORY OF MIF (31.12.2004)


BALANCED FUNDS 2%
EQUITY FUNDS 7%
BOND FUNDS 13%
MONEY MARKET FUNDS 78%

particularly favourable terms regardir interest rates, commissions and free insurance coverage.

- Reintroduction of the "Ethnocash Business" card, a state-of-the-art product for both Greek and Europec standards that facilitates legal entitie in their transactions.
- Monthly issues of "Capital Plus" investment products that offer full capital guarantee at maturity and potentially superior returns linked to specific financial indices. Altogether 11 new series in euro and US dollars were issued in 2005, generating €85 million and US$51 million respectively.

Mutual Funds

The Group offers a total of 35 DELOS and NBG Funds SICAV (Luxembourg) covering all investment categories, thereby providing investors with a wide choice of products in both the Greek and leading international markets.

The past year saw a radical restructuring in funds under management (DIAGRAMS 3.3.2 and 3.3.3). The proportion of Bond MFs grew substantially at the expense of Money Market MFs, which declined from 78% to 29% of the total MF portfolio. The remainin portfolio consists of Bond, Equity and Balanced MFs.

This qualitative shift, which exceeded the targets of the three-year business plan withi the first year of its application, besides holdir out benefits for the Group's profitability in the years ahead, is likely to substantially enhance customer retention. NBG's branch network, which is steadily developing as a mutual fund distribution channel, played a key role in the impressive MF restructuring effort.

In 2005, the Group retained second place i the Greek MF market. Its market share (24.6% at 31 December 2005) underwent only a limited change, despite the radical restructuring of its assets and the growth in the share of higher-yielding mutual funds (DIAGRAM 3.3.4).

At 31 December 2005, the total assets of DELOS brand MFs amounted to €6.9 million, down 19.2% on the previous year, compared with an 11.6% decline across the market as a whole. NBG SICAV assets rose to €350 million from €185 million in 2004, up 89%.

Furthermore, the Group expanded further the range of mutual funds on offer with new cutting-edge products that contributed substantially to overall sales growth. Thus, "NBG Synesis Growth Strategy II" was launched, a product combining potentially higher returns and initial capital guarantee. Similarly, "DELOS Regular Income" was launched for long-term investors wishing to receive any gains achieved at preset intervals.

For the information of investors and wishing to set objective criteria with regard to assessing mutual fund performance, the Group has assigned the rating of the DELOS and NBG Funds SICAV under its management on a monthly basis to the international mutual funds rating agency, Morningstar. This reflects the Group's effort to provide customers with reliable information, and to set new standards in the mutual fund and, more generally, investment product sector in Greece.

Several DELOS funds were awarded 4 and 5 stars by the European rating, while an average of 3 stars was awarded to the funds overall. This fact confirms the high quality of the DELOS range, and reflects the Group's determination to be in the vanguard of the investment sector by offering services on a par with those of the top European institutions.

DIAGRAM 3.3.4

MUTUAL FUNDS: MARKET SHARE



%
30
25
20
15
10
5
0
15.8%
16.7%
25.3%
27.1%
24.6%
2001
2002
2003
2004
2005

Private Banking

NBG's private banking services, backed by a specialised team of officers, provide a wide range of investment solutions and top-class services to high net worth customers.

Our private banking business, with the development of further infrastructure, grew at a rapid pace last year, with results exceeding the targets set. Funds under management amounted to €1,680 million at the end of 2005, compared with €1,285 million in 2004.

To further enhance customer service, in 2005, two new units were launched in Kifissia and Piraeus. Furthermore, in line with the significant change in NBG's sales strateg; private banking customers are offered selected products (mutual funds, structured products) issued by top international institutions such as UBS, Merrill Lynch, Allianz, Deutsche (DWS), and BNP Paribas (open supermarket structure).

The London and Guernsey private banking units continue to offer more complex products such as hedge funds and funds of hedge funds to high net worth customers.

There has been a shift in private banking from deposit or capital-guaranteed produc to mutual fund portfolios that disperse risk across equity and bond placements.

3.4 INVESTMENT BANKING

Building on its long experience and expertis the NBG Group enjoys high standing in the investment banking market, offering produc that cater for all kinds of investment needs and top quality services.

Treasury activities

The Group's Treasury is active in bond and forex trading, interbank placements, and market-traded and OTC financial derivative It also provides institutionals, corporations and big private-sector investors with value-added deposit products and investme options.

NBG has a strong presence in all the secto in which it is active, both in Greece and o a European level, and has also achieved significant distinctions:

- For yet another year, according to Bank of Greece data, NBG ranked fi among 19 primary dealers in government bonds traded through t Electronic Secondary Securities Mark

- It participates as a general clearing member in the Frankfurt-based Eurex derivatives exchange, the largest of its kind in the world.
- It participates in the ECB's Money Market and Liquidity Working Group, which monitors the liquidity situation in the European interbank market.
- It is also the only Greek bank to participate on the Euribor and EUREPO panels, the first of which determines the benchmark rates for Euribor/EONIA on a daily basis, and the second official rates for euro area bond repos.

In 2005, the Group was a major player in Greek state bond issues, participating as lead manager in the global issue of the first 30-year Hellenic Republic benchmark bond and in the private placement of a 12-year floating rate Hellenic Republic bond. Yet another notable distinction was NBG's participation in the global bond issue by United Bulgarian Bank.

Brokerage

In 2005, the Greek stock market continued to move along a growth path, with the ATHEX General Index rising to 31.5%, faster than the level of most of its European peers. This reflected the improved profitability of most large-cap corporations, the inflow of funds from foreign institutionals, structural changes such as the flotation of OPAP and OTE, and acquisitions and mergers in the telecom and food sectors.

The NBG Group grew its market share of equity trading to 12.9% from 12% a year earlier, due to the increased interest shown by all categories of customers, particularly foreign institutionals and private investors, the latter benefiting from the close cooperation between National Securities SA and the Bank's branch network.

Placing emphasis on meeting current needs and broadening the range of investment options, the Group continued to market successfully more specialised services enabling transactions in international markets, purchases of share on credit (Margin Account), investments on domestic and foreign derivatives and on-line trading. Likewise, in the context of offering a wider range of services, it launched in 2005 the special trading of select shares of the FTSE ASE 20 index and their derivative products.

Capital market operations and consulting services

As in the previous year, 2005 saw substanti changes in the modus operandi of the Gre capital market, as a range of legislative measures and decisions were put into effe with the implementation of various Europe directives.

The stricter criteria for listing on the ATHEX, which came into effect in 2004, combined with the belated interest (towards the end of the year) for small and mid cap stocks, served to hold company enthusiasm for listing on the ATHEX at low levels. Thus, sha offerings by private sector corporations declined to 7, compared with 9 in 2004, while funds raised via the stock market declined by 8%, to €81.9 million.

On the other hand, the increased activity the Government with respect to share offerings (in OTE, OPAP, Emporiki Bank and National Bank) attracted investor interest, with state revenues in 2005 exceeding €2. billion. The NBG Group holds the leading position with regard to market shares in 2005 in terms of the volume of shares underwritten by each banking group in public offerings by public and private sect companies (21%). The Group participated i 6 out of 7 private sector offerings, includin the sale of OPAP SA, while it acted as manager for the share capital increase of two listed companies.

Specifically, the Bank acted as:

- Coordinator and lead manager in th public offering of OPAP SA.
- Lead manager in the offering of Piraeus Real Estate Investments SA.
- Advisor to the share capital increase through cash payment of Emporiki Bank and Ethniki Insurance.

It also acted as underwriter in the offerings of five other companies.

In the consulting services sector NBG was very active. Provision of financial consulting services to the public sector continued in 2005, covering the six major infrastructure projects currently under way in the form of concession agreements (the Thessaloniki submarine road artery, the Maliakos-Kleidi section of the Patras-Athens-Thessaloniki motorway and 4 other concession consortia for Greek highways). At the same time, the Bank provides consulting services for the operational phase of the Attiki Highway and the Rio-Antirio Bridge.

Furthermore, in 2005 the Bank:

- provided consulting services to a public sector company regarding the announcement of international tenders for the use of two Olympic facilities, and
- continued to provide consulting services to a public sector company regarding the announcement of an international tender for the setting up of the first goods-in-transit centre in the country (3P Logistics Centre).

In addition, NBG participated in initiatives that should enhance infrastructure projects and the provision of improved services on the part of the public sector, which should also impact positively on the provision of consulting services and on lending.

Accordingly, the Bank participated, through the Hellenic Bank Association, in the preparation of legislation on Public-Private Partnerships and in the public deliberation of the Manager of the Hellenic Electrical Supply System (DESMHE) regarding the development of large private gas-powered electric power stations.

Venture capital

In 2005, in the sphere of the Group's venture capital business, NBG International implemented a number of structural changes, growing its funds under management to €320 million. Its activities focused on three main investment areas:

- the UK and Western Europe,
- Greece and SE Europe, and
- Technology

In 2005, the Group's venture capital activities posted a good performance. The UK Fund cashed in its first investments, whil it also carried out two new investments. Indeed, the NBG Emerging Europe Fund completed its third and largest liquidation ‹ an investment in Bulgarian Telekom (BTC). / a result, the Emerging Europe Fund achieve returns 3.3 times the funds invested and ar internal rate of return of 71%.

The Technology Fund made three new investments in 2005. At the same time, the NBG Greek Private Equity Fund, in the context of the restructuring of the Bank's venture capital business, will be renamed NBG South-Eastern Europe Fund and will focus on investments in the region of Greece and SE Europe.

Custodian services

The Group is active in the custodian servic‹ and payments sector, following closely developments in the European regulatory framework, which are expected to impact substantially the markets and competition. Aiming at shaping proposals and policies, it participates actively in international and domestic institutions engaged in custodian services issues, money market and trading operations, and foreign trade transactions, including the HBA, ATHEX/Central Securities Depository, Bank of Greece, the European Banking Federation - European Securities Infrastructure Working Group, European Payments Council, and the Euro Banking Association.

The key aim of the Group is to retain its lead position in the domestic custodian an‹ payments market through strengthening its competitiveness, centralising its business an‹ operational functions and further expandinç its cooperation with international banks. With respect to the recognition enjoyed b) the Group's services, for the third consecutive year Global Finance ranked it the number one custodian in Greece for foreign investors.

3.5 INTERNATIONAL ACTIVITIES

International activities play a significant role in the Group's growth strategy. At the end of 2005, the Group was active in 14 countries outside Greece via 325 banking units (including NBG branches, subsidiaries, and representative offices) employing a total of 5,757 individuals.

Recognising the growth prospects presented by the region of SE Europe and seeking to concentrate its focus on developing economies, the Bank decided in 2005 to withdraw from the US and Canadian markets. At the end of the year, it had signed an agreement to sell its subsidiaries Atlantic Bank of New York and National Bank of Greece (Canada) to New York Community Bank and Scotiabank respectively, a process that should be completed within 2006.

In line with its expansion strategy in SE Europe, the Group explores investment opportunities (mainly direct investments) with a view, over the medium- and long-term horizon, to consolidating its presence as a dominant financial group in the region, and enhancing its return on equity. Its main objective is to further expand its presence in SE European countries (particularly Romania and Serbia). Especially interesting are the markets of Ukraine and Egypt where the Group has a comparative advantage and the banking markets are growing at a rapid pace.

With the signing, in April 2006, of the agreement to acquire a 46% interest in Finansbank, the Group has gained a substantial foothold in Turkey's rapidly growing market, with 208 banking units, employing a total of 6,499 individuals (as at the end of 2005). With the completion of the acquisition of Finansbank, the Group will further diversify its income sources, with 32%

of its total income deriving from activities i
SE Europe (end 2005 data).

In 2005, the pre-tax profits stemming from the Group's activities in SE Europe (Bulgaria, Romania, FYROM, Albania, and Serbia & Montenegro) grew by a spectacular 68% y-o-y to €85 million (9% of the Group's respective profits). Likewise, total lending reached €2 billion, up 58%.

Expansion of its financial operations, particularl of its retail banking business, is a cornerstor of the Group's strategy in the region of SE Europe, where it aims to provide the full range of banking services.

United Bulgarian Bank (UBB), NBG's Bulgarian subsidiary, one of the three largest banks o the country, has a market share of 12% in total lending and 15% in retail loans. It is also the first bank in Bulgaria to have launched a mutual fund management compar

In 2005, UBB expanded its network by openin 18 new units, a move that led to significan profits. Its pre-tax profits totalled €59.7 million, up 40% on 2004. Total loans and deposits amounted to €1,049 million and €1,085 million, up 37% and 25% respectivel In retail banking, UBB presented significant growth, increasing its lending portfolio by 55%, equivalent to 45% of the total loan book, as against 39% in 2004.

With a view to financing its growth policy, UBB issued two corporate bonds with a 3-year tenure in the Bulgarian market, amounting to BGN80 million and €100 millic which were oversubscribed, at most favourable terms.

At the beginning of 2006, by taking advantag of its powerful position in the Bulgarian mark UBB signed a joint venture agreement with Ethniki Insurance, on the one hand, and wi ALICO and AIG Central Europe, subsidiaries American International Group (AIG), on the other. This agreement concerns the establishment of two life and general insurance companies in Bulgaria, which are expected to leverage the favourable prospects presented by the country's insurance sector.

In Romania, the Group is active through Banca Romaneasca and ETEBA Romania, which provides investment services, while recently National Bank acquired a majority shareholding (70%) in EURIAL Leasing, a company offering leasing services. The Group acquired Alpha Insurance Romania, an insurance company, which is due to be merged with Garanta, a subsidiary of Ethniki Insurance in Romania, with offices in 13 key cities there. Its activities were further expanded with the signing of agreements to market bancassurance packages through the network of five banks.

At the beginning of 2005, the Group increased its participation in Banca Romaneasca - with an increase in its share capital - to 97.1% from 90.9%, while in September it sold a 10% stake to the EBRD. Currently, following a new increase in share capital at the beginning of 2006, NBG's participation in Banca Romaneasca stands at 88.7%. As a result of its expansion by 17 new units, the enhancement of loan products and successful marketing of its products, Banca Romaneasca strengthened its lending business. Total lending amounted to €397 million, up by an impressive 233%. Its market shares in retail and business banking stand at 3%, though new disbursements are more than double this percentage.

In FYROM, Stopanska Banka in 2005 posted significant expansion in its loan book, while its retail banking business grew remarkably, as its market shares now stand at 40% in loans and 29% in deposits. As regards business credit, its market share stands at 24% in loans and around 30% in deposits. Similarly, in 2005 Stopanska Banka, in its drive to improve network efficiency, opened two new branches and reduced "second shift" functioning to just 40% of its units. As a result, Stopanska's pre-tax profits stood at €14 million in 2005, compared with €0.1 million in the previous year, while lending posted growth of 35%.

In Serbia and Montenegro, NBG operates 24 units (up from 15 in 2004), through which it has gained a 6% market share in retail banking, providing competitive products and services and granting around 65,000 loans. In

2005, NBG's network in the country posted pre-tax profits of €0.6 million against losses the previous year, while remarkable growth was posted in the loan portfolio and deposits, up 68% and 60% respectively.

Retail banking is of considerable importanc in Albania, where NBG, through a network 6 units, has market shares of 16% and 5% retail loans and deposits respectively. The pre-tax profits of Albania's network climbec to €3.3 million in 2005, against losses in the previous year, while loans and deposits increased by 97% and 14% respectively.

In Turkey, the Group will be active through the recently acquired Finansbank, one of th five largest private banks in the country, with a 5% market share in loans and 7% i mortgage lending and credit cards. With its strong mid-market position in Turkey, recognised strengths in retail and SME lendin high ROEs, and a highly regarded management team, Finansbank represents strong partner for NBG in the Turkish marke The Group will also operate in the Turkish market via Finans Leasing, Finans Invest anc Finans Asset Management, subsidiaries of Finansbank.

The NBG Group has invested substantial capital in the region of SE Europe, and managed to significantly diversify its investme portfolio, by attracting new customers. The ongoing and systematic investment in hum resources, material and technical infrastructure new technologies and modernisation of servic provided (e-banking, telesales networks, etc.), coupled with its international profile, enable the Group to play a significant role in the economic environment of the region Similarly, they make it a valuable partner fo businessmen and individuals active in these markets.

Subsidiary National Bank of Greece (Cyprus commenced restructuring of its business in 2005, offering a voluntary early retirement package to its staff by which 53 employee retired. The restructuring is expected to lea to a reduction in administrative expenses over the coming years.

In South Africa, the South African Bank of Athens (SABA) posted profits after a long period of losses, as a result of efforts to boost transactions and reduce operating costs. The Bank's network also includes branches in the UK and Egypt, while it runs representative offices in three other countries (Turkey, Sweden and Australia).

3.6 OTHER ACTIVITIES

Alongside its core banking activities the NBG Group holds a leading position in the insurance sector and maintains a dynamic presence in the real estate sector and hotel services.

Insurance

The Group, via its subsidiaries Ethniki Insurance and NBG Bancassurance, offers a full range of retail and business-to-business insurance products. In 2005, the Group held first place in the Greek insurance market, with a market share of 15.2% in the damages sector, and 13.4% in the life sector (provisional data). Ethniki Insurance's business is conducted through 47 branches, 134 sales offices, 2,000 insurance agents, and 1,235 partner insurance agencies. Its products are also marketed via NBG's branch network (bancassurance packages).

The sales network, achieving strong productivity, contributed to growth in the overall production of insurance premia by 7% in 2005, reaching €660 million compared with €617 million in 2004, while profit before tax posted an impressive growth reaching €40 million from a €43 million decline in 2004.

TABLE 3.6.1

Ethniki Hellenic General Insurance SA - Financials

(€ millions)	2005	2004	%
Total assets	2,057	1,650	+24.7
Equity	170	170	+0.3
Profit before tax	40	-43	-

Within the framework of the Group's strategy to generate synergies, particular emphasis is placed on the organisation and growth of bancassurance business, which is marketed for the third consecutive year through NBG branches. Bancassurance provides the following insurance products:

- Property insurance for real estate bought with a National Bank housing loan.
- Life and disability insurance for those who have taken out a housing loan.
- New investment-insurance products such as "Triple Jump" and "Pension Plus

The new "Triple Jump" package is available at the Bank's branches and has proved popular, as it yields a guaranteed return of 2% per annum on the amount accumulate at maturity, while it offers the customer life insurance. It should be noted that income from this package amounted to €15 million in the first quarter from its launch. At the beginning of 2006, the Bank launched "Pension Plus", a new retirement plan that provides the customer a guaranteed monthly pension or a single, one-off payment, offering competitive pricing and returns from day one.

Outside Greece, the Group is active in the insurance market in Cyprus via its subsidiar Ethniki Insurance (Cyprus) Ltd, and in Romania via Garanta SA.

Real estate and general warehouse

The NBG Group is active in the real estate sector via subsidiaries Ethniki Kefalaiou SA and National Real Estate, as well as via th Bank itself.

In the context of the Group's ongoing structural improvements and its adaptatior to the requirements of the domestic and international markets, it was decided in Ju 2005 to merge (through absorption) Natior Real Estate with NBG, a process which is currently under way. National Real Estate i the largest merchandise and vehicle stora company in the country, and through the merger the Bank's property management business should be enhanced and the

Group's storage capacity further developed. In 2005, total profits deriving from the sale of real estate of NBG and Ethniki Kefalaiou amounted to €15 million.

Hotel business

The NBG Group is also active in the tourism sector chiefly via Astir Palace Vouliagmenis, which operates a hotel complex.

Following completion of the full renovation of the Arion and Nafsika hotels, the Astir Hotel complex ranks among the best luxury hotels worldwide, as it has gained international awards for the quality of its facilities and services.

The Group's strategy currently focuses on developing conference tourism and international leisure tourism for individual high net worth customers. To this end, synergies have been forged with international organisations specialising in luxury tourism. As a result, international leisure tourism bookings increased by 27% and conference tourism by 40% compared with 2003.

To further develop and improve the level and quality of the services offered by the hotel complex, and to enhance its long-term financial prospects, in August 2005 the company's management decided to hold an international tender to find an experienced private hotel manager to undertake the management of the complex. The tender was assigned to an international financial consultant, assisted by a hotel consultant.

TABLE 3.6.2

Astir Palace Vouliagmenis - Financials

(€ millions)	2005	2004	%
Total assets	185	188	-1.7
Equity	140	147	-4.5
Profit before tax	-6	0	-

IT services

Ethnodata and its subsidiary Ethnoplan provide IT services to National Bank of Greece and other companies of the Group, to public authorities and to organisations of the wider financial sector.

Ethnodata also provides technical support t various Group functions, such as the Dealing Room, NCS (Custody), Ethnokarta and others and has developed various applications for number of NBG units. Moreover, Ethnodata processes the payments of various pension funds and offers training services. Ethnoplan is active in the provision of consulting service vis-a-vis management, implementation, monitoring and support for SAP systems.

3.7 STRATEGY FOR OPERATIONAL UPGRADING

The Bank's principal concern is to provide its clientele with high quality services, through modern and efficient network of banking services.

Branch network

At 31 December 2005, NBG's domestic network totalled 567 branches, of which 22 were full banking units and 340 retail banking units. Furthermore, banking transactions were available through 33 transaction offices, 10 correspondents, 2 mobile bank units, 1 bureau de change, 17 branch annexes and 11 special units (9 non-performing loan units, 1 custodian unit for institutional investors an 1 private banking unit).

Emphasis was placed on geographical restructuring of the branch network, by moving ahead with branch mergers and relocations, as well as selective opening of new branches. Specifically, five new branches were opened, two branch annexes and three transaction offices, while 28 branches merged. The branch network restructuring programme will continue in 2006, while emphasis will be placed on the rationalisatio of its structure in large urban areas. These developments are driven both by local market dynamics and the growth of supplementary electronic networks (ATMs, internet and mobile banking services, etc.).

As a result of the technological and organisational upgrade of units and systematic staff training and incentive programmes, branch staff productivity significantly improved. Notably, around 85% of the network staff works in product teams. In 2005, the network's business grew at a satisfactory pace across all banking operations (DIAGRAM 3.7.1).

In 2005, a new branch operation model was devised and applied on a pilot basis, in an effort to provide enhanced services to certain customer categories, such as SMEs and high net worth individuals. These services will be provided by specialised banking advisors stationed at the branches and assigned with the task of addressing the needs of the clientele concerned. By the end of the year, this new model was up and running at 40 branches in the wider Athens area, while by the end of 2006 it should be extended to over 450 branches.

Furthermore, within the framework of the Bank's strategy to develop new flexible sales networks, two in-store units were launched on a pilot basis, the ultimate goal being to expand further their operations to other related fields.

DIAGRAM 3.7.1

PERCENTAGE CHANGE IN BRANCH NETWORK BUSINESS (2005/2004)



%
40
35
30
25
20
15
10
5
0
7%
18%
22%
34%
DEPOSITS (IN € & FX, AV. BALANCES)
CONSUMER LENDING
SMALL BUSINESS LENDING (TURNOVER UP TO €1 MILLION)
NEW MORTGAGE LOAN DISBURSEMENTS (EXCL. OEK)

Alternative distribution channels

Electronic banking is becoming increasingly popular among NBG customers. In 2005, e-banking users numbered 120,000 up 50% on the previous year. A total of 7.5 million transactions worth €5.9 billion were carried out via the internet.

Since 2005, e-banking services have enabled customers to get statements on the status of business loans, pay credit cards issued by other banks, transfer funds to accounts held with other EU banks, and so on.

In 2006, a Contact Centre will be launched, through which customers will be able to conduct transactions via telephone, similar t those offered through internet banking, including services such as card loss declaration and general inquiries regarding the Bank's products.

In addition, the Bank is near to completing the procedure for selecting an external associate to create an NBG internet web portal and the supply of a one-time password security system for transactions effected through alternative networks.

In 2005, an extensive upgrade programme was launched for NBG ATMs in Triple-DES encryption, which requires triple encryption of each customer's PIN for increased transaction security. Moreover, 200 ATMs wit a cash deposit facility were installed. By the end of the year, the upgrade programme was 57% complete. By the end of 2005, a total of 1,355 ATMs were in operation (825 on-site and 530 off-site). Over the past thre years, ATM transactions have increased by an average of 5% annually. In 2005, some 77 million transactions were effected via ATMs (DIAGRAM 3.7.2).

DIAGRAM 3.7.2

ATM TRANSACTIONS
(€ MILLIONS)


80
70
60
50
40
30
20
10
0
64
67
69
74
77
2001
2002
2003
2004
2005

Technological upgrade

In 2005, the Group's technology modernisatio programme focused on the following action

- creation of the appropriate IT infra-structure to support the operation of new products and systems,
- development of alternative distributio channels, with a focus on internet banking,
- enhancement of retail banking service offered, with an emphasis on procedure
- gradual reduction of the back-office workload in the network,
- security of IT systems and applications,
- reduction in operating costs.

The Group's key IT priority is to support the business strategy while keeping its systems constantly up to date with the latest technologies. Currently there are over 100 technology-related projects in the pipeline within the framework of the three-year Business Plan while a further 220 other projects related to extraordinary needs of the Group are also under way.

Important work is also taking place on the technology front in the branch network of subsidiaries abroad, with upgrades of software and the technological infrastructure of central systems (Banca Romaneasca), development of the ATM network (Serbia-Montenegro) and implementation of the Globus IT system for retail operations. In 2005, the related investments carried out totalled €25.7 million (TABLE 3.7.1).

TABLE 3.7.1

CAPITAL INVESTMENTS

(€ millions)	2005	2004	2003
Computer hardware	9.3	11.4	8.9
Software	7.4	6.5	8.4
Reorganisation	8.5	4.9	2.6
Telecommunications	0.5	1.3	1.4
Total	**25.7**	**24.1**	**21.3**

3.8 PERSONNEL

The NBG Group recognises that its human resources are a key driving force behind its growth, and accordingly is modernising its philosophy in order to ensure the attainment of the targets set in the three-year Business Plan.

The Group seeks to foster a spirit of corporate culture among staff, adopting a framework of values that includes mutual trust, a healthy working climate, enhanced flexibility and adaptability of employees, enrichment of employee knowledge and skills, a customer-oriented culture, and dedication to the provision of high quality services.

The Bank has been upgrading means of communication between the management and staff. Applying the principle of two-wa communication, NBG has set up a web pa(on the Intranet. It has launched a quarterly in-house magazine that keeps employees informed of NBG developments, as well as position, priorities and business targets. Moreover, the Group will conduct a Staff Satisfaction Survey in order to collect information on current staff attitudes and needs with a view to better satisfying ther and further improving the working climate.

Furthermore, the Group has revised the staff's performance evaluation system, adopting modern and reliable tools, such a the Balanced Scorecard, "360° Assessment". An objective evaluation system should ensu effective recognition of staff productivity and better implementation of the productivit bonus scheme.

In recent years, the use of specialised professionals in key posts has enhanced the Bank's profile as a corporation operating on the basis of private-sector business criteria. Life-long training and retraining of staff, opportunities for development and mobility are a main priority, with a view to creating experienced bank officers with a customer-oriented mentality and a modern professionc disposition, in line with the Group's needs.

Moreover, the Group is seeking to improve its advertising procedures for openings in senior posts in order to promote objective and efficient selection of candidates. Its intention to rationalise staff allocation is being put into effect through the network's restructuring plan (including branch mergers and expansion in areas where the Bank needs to enhance its presence, particularly in the new urban areas).

In an effort to enhance the Bank's presence and profitability in key strategic regions abroad, NBG launched the International Personnel Division. The Division's main objective is to promote a single corporate culture, and manage and support the personnel throughout the international units, which at the end of 2005 totalled 5,100 employees.

The Bank will always take a keen interest in the quality of its human resources and endeavour to explore its potential. In this context, in 2005, evaluation interviews with approximately 1,000 employees and officers were carried out in order to meet specialised needs of the Bank's units. Furthermore, the evaluation of approximately 520 candidates and the conduct of some 190 interviews for the hiring of local staff, especially in Serbia-Montenegro and Albania, played an important role in the Bank's drive to expand its SE European operations.

Staff training focused mainly on marketing of retail products, and development of sales skills and quality service for internal (administration units) and external (network) customers. It also focused on retraining officers to meet the requirements of new roles in the organisation (DIAGRAM 3.8.1). Thus, 670 events were organised with 9,773 participations in the Bank's facilities and 983 participations in seminars and conferences held outside the Bank. Moreover, emphasis was placed on providing training assistance, on a decentralised basis, so as to respond promptly to training requirements in the regions and reduce work-related staff travel.

As part of the Bank's international staff training programme (in Serbia-Montenegro, Albania and Romania) 17 basic training and bank operations seminars with more than 300 attendances were carried out. Moreover, the Bank held meetings in 8 Greek cities to update businessmen on financial management and enhancing competitiveness. The total cost for the Bank's training activities in 2005 amounted to €5.9 million.

In 2005, NBG hired 574 new staff in Greece, following the competition for the recruitment of new employees held in December 2004. The educational level of the employees was impressive: 41% are holders of a university degree, 35% are students, and 17% holders of postgraduate degrees.

The average number of Bank employees in 2005 was 13,743 compared with 13,294 in 2004. Accordingly, the average number of Group employees in 2005 was 21,718 (2004: 21,415).

DIAGRAM 3.8.1

TRAINING: PARTICIPATION BY SECTION (2005)


GENERAL & PC TRAINING 12%
FINANCIAL TRAINING 2%
BASIC TRAINING (NEWLY-HIRED) 19%
MANAGERIAL TRAINING 6%
COMMERCIAL TRAINING 13%
BANKING TRAINING 48%

3.9 THE BANK AND THE COMMUNITY

NBG has a long tradition of supporting the arts, science and sports. This commitment is reflected in specific initiatives and support for the cultural work of various bodies.

For yet another year, NBG's contribution to the community consisted of a broad range of sponsorship activity, whose total value amounted to around €4.2 million:

- Support for the performing arts, including musical and art events. Sponsorships related to the historical and cultural life of the country, the conservation and restoration of monuments and support of archaeological excavations. Contributic to publication initiatives of cultural ar historical interest.
- Sponsorship for prizes, scholarships ar research, as well as support for conferences covering a wide range scientific fields.
- Sponsorship for the Hellenic Volleyba Federation and individual athletes to assist their participation in internationc championships and the 2008 Olympi Games. Sponsorship for the organisatic of international sports meetings.
- Support for community welfare programmes and organisations recognised for their social work.

The NBG Historical Archives focus on the preservation and presentation of the Bank's archive material and collections. The rich archive material gathered by the Bank ove its long history is accessible to researchers, and has been classified, microfilmed, digitalised and entered into an electronic index. As a result, students and members o the public visiting the Historical Archives' facilities and exhibitions can form an idea the country's economic history while also learning of the ways in which archive material is organised and how it can bene historical research.

One of the Archives' most important initiatives was the publication of "The Greek banknote. A journey, 1822-2002", and the organisation of a conference on techniques used in conservation of historical archive material. At the conference, the Historical Archives presented their policy on archive material conservation.

The NBG Cultural Foundation (MIET) completed 15 new publications and 21 reprints, while 89 titles in its catalogue were selected as textbooks by Greek university departments and distributed to students. In the field of the arts, 15 visual art exhibitions were organised in MIET cultural centres in Athens, Thessaloniki and Patras, as well as in Ioannina, Vienna and other cities. These exhibitions included a photography exhibition by Robert McCabe titled "Images of an Enchanted Land (1954-1965)", and the third themed exhibition of the Map Archive titled "Candia/ Crete. Space and Time, 16th-18th century". Moreover, in cooperation with the Cervantes Institute, an extended retrospective exhibition was organised under the title "50 years in the atelier of Joan Barbara", with engravings made by eminent European artists, such as Dali, Miro and others. MIET also organised a series of lectures and musical events in Zakynthos and Athens to celebrate 100 years of NBG's presence in the Ionian Islands.

MIET's cultural contribution continued through the activities of the Palaeographical Archive, the Paper Conservation Laboratory and the Textual Editing Laboratory, whose first round of students finished their studies in 2005. In addition, palaeography lessons, which have been ongoing for the past 20 years, continued. Lastly, the "Alexis Minotis Bequest in Memory of Katina Paxinou" awarded two scholarships abroad for the period 2005-2006 (for theatre studies).

In December 2005, MIET opened its new bookstore in downtown Athens, which hosts publications of various non-profit foundations and has been well received by the press and the reading public.

3.10 THE BANK AND THE ENVIRONMENT

NBG closely monitors, analyses and assesse its activities vis-a-vis their environmental impact. To this effect, the Bank has developed an Environmental Management System in accordance with the internatior ISO 14001 standard. It also participates in the related FTSE4Good Europe and FTSE4Good Global indices.

In the context of the System, in 2005 the Bank took action to enhance its environmer il performance. Its main objectives are to:

- save energy and reduce air pollutio
- rationalise work-related travel,
- efficiently manage paper and wast
- adopt environmental standards in office supplies, and
- analyse and assess environmental ris involved in the Bank's credit operation

In order to implement the above, the Bank is in constant communication with its staff, which is informed of NBG's environmental actions and programmes, while the Bank a encourages staff participation in these programmes, thereby fostering a sense of environmental responsibility and commitme

The results of the Environmental Managemer System are already evident. In the context of energy saving and reducing air pollution the Bank has reduced the consumption of electrical power in administration buildings the area of Attiki by 5% compared with 2003. In an effort to rationalise work-relate travel, the Bank managed to reduce travel by holding seminars in regional cities, besid those at the Bank's training centres in Athens, Thessaloniki, Patras and Larissa, whil it also ran distance learning programmes.

With regard to efficient management of paper and waste, the Bank launched systematic recycling of wastepaper and reduced overall paper consumption by withdrawing 10% of its forms in use.

Moreover, alternative management of electrical and computer consumables was launched on a pilot basis, while in 2006 this should be extended to all Bank units.

At the same time, as part of its Credit Environment Policy, when assessing customer credit the Bank takes into consideration potential environmental impacts and risks deriving from its borrowers' activities.

The Group is particularly interested in financing investment programmes in the sector of renewable energy sources (RES). Driven by a specialised team that works on the processing and handling of financing applications for RES investments, NBG currently covers the largest part of total banking credit in this area.

NBG sponsored organisations working for sustainable development and environmental protection, such as "The Gaia Center - Goulandri Museum of Natural History" and the "Development Corporation of Kerkini Municipality".

SECTION 4

RISK MANAGEMENT & CORPORATE GOVERNANCE

4.1 RISK MANAGEMENT

National Bank of Greece considers effectiv risk management to be a key factor in its ability to deliver sustained superior returns t its shareholders. It allocates substantial resources to upgrading its policies, method and infrastructures to ensure compliance with best international practices and the guidelines of the Basel Committee for Banking Supervision.

DIAGRAM 4.1.1

TOTAL VAR (NBG)
(€ MILLIONS)


8
6
4
2
0
1/1/2005
1/2/2005
1/3/2005
1/4/2005
1/5/2005
1/6/2005
1/7/2005
1/8/2005
1/9/2005
1/10/2005
1/11/2005
1/12/2005
1/1/2006

Market risk

Market risk is the risk of loss attributed to adverse changes in the liquidity and marke value of the Bank's trading and investment portfolio due to general and specific marke movements, the most significant of which are: interest rates, foreign exchange rates and equity prices. The Group's market risk i primarily incurred through the Bank's tradinc and available for sale (AFS) portfolio.

Since 2003, the Bank has applied the "Valu at Risk" (VaR) model to manage market risk effectively. The model estimates the maximu losses expected assuming a one-day holdir period and utilising a confidence level of 99%. In addition, with a view to maximisin utilisation of financial instruments in terms c both range and complexity and speeding up the process of determining VaR, the Ba has applied the advanced methodology of

Algorithmics Inc. for measuring market risk variables. It is noted that Bank of Greece has also certified this methodology.

The Bank has established a framework of VaR limits in order to control and manage more efficiently the risks to which it is exposed. These limits are based on international best practice. They refer not only to individual market risk variables, such as interest rate risk, foreign exchange risk and equity risk, but also to overall market risk, and concern both the trading and the AFS portfolio of the Bank. For 2005, the VaR estimate for the Bank's trading and investment portfolio ranged between €2.0 million and €7.8 million, while the average for the year was at just €4.7 million (DIAGRAM 4.1.1).

In order to ensure the quality and reliability of its VaR estimates, the Bank conducts a back-testing programme for both the trading and the AFS portfolio. "Back-testing" compares the one-day VaR calculated on positions at the close of each business day (theoretical gains/losses) with the actual gains/losses arising on those positions on the next business day. It is noted that in a total of 251 working days of 2005, there were only 3 cases representing 1.2% where the actual change in the value of the portfolio exceeded the VaR estimates.

Alongside the VaR model, the Bank applies standard stress scenarios on a monthly basis aiming to approximate the gains or losses of both the trading and AFS portfolio in cases of severe movements of market risk variables.

For 2005, interest rate risk remained the most significant risk to which the Bank was exposed (DIAGRAM 4.1.2). The principal source of interest rate risk exposure arises from the Bank's bond portfolio, which consists mainly of Greek government bonds. To hedge against interest rate risk, in line with its policy the Bank enters into futures contracts on German Bunds. In 2005, the average interest rate hedge ratio was 104.5%. To mitigate the risk arising from changes in the spread between Greek and German interest rates (the so-called Greek sovereign risk), NBG maintains a low duration portfolio of approximately 4 years.

DIAGRAM 4.1.2

BREAKDOWN OF VAR BY RISK CATEGORY (31.12.2005)


FX
3.3%
EQUITY
24.1%
INTEREST
RATE
72.6%

DIAGRAM 4.1.3

BREAKDOWN OF BUSINESS LENDING PORTFOLIO BY SECTOR (31.12.2005)



CHEMICAL INDUSTRIES 4.5%
TEXTILE INDUSTRIES 4.4%
ENERGY 3.1%
HOTELS - RESTAURANTS 3.1%
WOOD - PAPER INDUSTRIES 2.4%
AGRICULTURE, STOCKBREEDING, HUNTING, FORESTRY 0.2%
MINES - QUARRIES 0.2%
WHOLESALE TRADE 18.4%
MACHINERY & EQUIPMENT 14.5%
RETAIL TRADE 7.7%
TRANSPORT WAREHOUSING TELECOM 7.7%
CONSTRUCTION 7.5%
OTHER 7.3%
BUSINESS OPERATIONS 6.7%
FOOD 6.3%
SERVICES 5.8%

Credit risk

Businesses: Rating Methodology-Systems

The NBG Group credit risk policy, i.e. the ris arising from the probability of the counterparty's default, focused its efforts oı further enhancing its counterparty credit rating systems. The rating models put in place for corporate and retail credit allow individuals and businesses to be rated by state-of-the-art rating systems. Alongside tł development, NBG has also strengthened its H/R potential for monitoring and analysing the said portfolios through the recruitment of experienced credit officers.

The main rating system implemented by NBG is Moody's Risk Advisor (MRA), a scoring system enabling effective rating of corporate borrowers with turnover over €2.5 million. The system was introduced in 2004, and hc already been upgraded to MRA version 5. Smaller businesses are rated on the basis o three internal models, alongside NBG's 8-grade system.

Alongside the implementation of the said systems, ensuring systematic and accurate counterparty rating, NBG has set risk limits monitor its credit risk exposure on an ongoing basis.

Furthermore, in 2005 particular emphasis w placed on consumer, credit card and mortgage lending. NBG uses Statistical Decision's credit scoring models for credit cards and consumer loans, and Fair & Isaac model for mortgage loans since early 2006. These models are constantly checked and adjusted with a view to steadily improving NBG's capability to predict the probability counterparty default.

Corporate banking

The Bank's well-diversified portfolio presents very little concentration risk in any particul market segment except trade (both wholesal and retail), which however includes a wide variety of businesses. Moreover, NBG's concentration risk in these segments reflect their share of participation in GDP (DIAGRAM 4.1.3).

As NBG continuously seeks to enhance the quality of its portfolio, risk limits were set for segments of economic activity with specific and increased credit risks in 2005, in an effort launched since 2004. In addition, in early 2006 the Bank set up maximum credit limits per borrower in line with the borrower's credit rating.

The credit rating distribution of corporate borrowers with turnover above €2.5 million, generated through the MRA, presents concentration in the first six grades of the Bank's 10-grade scale, corresponding to A3 to Ba3 of Moody's rating scale (DIAGRAM 4.1.4).

In accordance with the Bank's internal 8-grade rating system, in 2005 74.1% of NBG's business portfolio corresponded to an "acceptable" level of credit risk (categories 1-3), against 73.4% in 2004, while "problem" credit (categories 6 and 7) declined further for a third consecutive year.

Credit institutions: Rating Methodology-Systems

Counterparty risk on interbank market transactions with credit institutions is estimated by considering the maximum potential profit of the trading portfolio for the remaining duration, which represents the Bank's potential loss in the event of counterparty default.

To minimise the risk undertaken, the Bank revised its methodology for determining and allocating credit institutions' counterparty risk limits, chiefly on the basis of their credit ratings.

As a result of the revision, NBG's overseas counterparties consist of banks rated Aaa to Baa3 by Moody's and AAA to BBB- by Standard & Poor's. An internal model is used to determine credit ratings of domestic counterparties not rated by these agencies.

It is notable that 86.4% of NBG's overall counterparty risk undertaken as at 31 December 2005 corresponded to interbank transactions with banks rated AAA to A-.

DIAGRAM 4.1.4

PERCENTAGE BREAKDOWN OF RISKS UNDERTAKEN ON MOODY'S SCALE AT 31.12.2005 (TURNOVER > €2.5 MILLION)


%
% OF UNDERTAKEN RISK
0
2
4
6
8
10
12
14
16
18
20
22
2
11
4
8
19
10
11
10
8
12
6
AAA to A3
Caa and lower
Moody's Scale

DIAGRAM 4.1.5

BUSINESS LENDING PORTFOLIO BY CREDIT RISK CATEGORY


%
0
5
10
15
20
25
30
35
40
1
2
3
4
5
6
7
9
CREDIT RISK CATEGORIES
2005
2004

DIAGRAM 4.1.6

BREAKDOWN OF CORPORATE BOND PORTFOLIO BY SECTOR (31.12.2005)


BANKS
65%
RETAIL TRADE
3%
ENERGY
2%
TELECOMMUNICATIONS
29%
CAR INDUSTRY
1%

DIAGRAM 4.1.7

BREAKDOWN OF CORPORATE BOND PORTFOLIO BY CREDIT RATING (31.12.2005)


N/R
1.1%
AAA
5.6%
AA+
1.1%
AA-
4.1%
A+
17.3%
A
5.4%
A-
1.5%
BBB+
33.1%
BBB
13.9%
BBB-
14.3%
N/R
1.1%

Corporate bonds

In 2005, NBG's positions in global and Greek corporate bonds rated by international rating agencies (Moody's and Standard & Poor's) declined by 29% to €517 million vis-a-vis 2004. This move reflects the Bank's conservative strategy, in line with which it seeks to reduce its positions in markets which may be richly priced.

Corporate bonds, representing 5.5% of NBG's aggregate trading portfolio, consist primarily of bank bonds (65%), while the remaining 35% is distributed across 4 key market segments, of which telecommunication account for the largest share (29%) (DIAGRAM 4.1.6). Of NBG's aggregate corporate bond portfolio, 34% is rated at least A or equivalent by Moody's and Standar & Poor's (DIAGRAM 4.1.7).

Interest rate risk on fixed-income corporate bonds, comprising 46% of the overall portfolio, is hedged via interest rate swaps, thus reducing the corresponding capital requirements of the portfolio.

Retail banking

Retail credit volumes continued to grow in 2005, resulting in a visible shift in the mix of the NBG Group's assets, with retail lending, now accounting for 60.9% of the aggregate portfolio, presenting a wider dispersion of risks.

NBG stepped up its efforts to provide for optimum estimates of the probability of default on retail banking products on the basis of the Expected Loss approach, in line with the methodology endorsed by the Bank of Greece.

DIAGRAM 4.1.8 indicates the probability of default over time as regards personal and car loans. On the basis of the diagram, the probability of default over time remains stable with respect to personal loans but increases with respect to car loans; howeve this increase causes no concern, in view of the fact that the absolute value continues to remain at low levels.

Mortgage lending volumes soared, reaching a peak during the second half of 2005. Alongside this development, house prices, a key determinant of the portfolio's security, picked up, though remaining at still reasonable levels following about two years of price stability, which resulted in reducing the risk on the portfolio. The favourable climate of the housing market was further enhanced by an overall positive outlook of the domestic economy, based on robust growth and declining unemployment figures.

Country risk

Country risk refers to various risks that may be generated at country level as a result of political or economic problems in the form of default, or convertibility risk, or transferability risk.

In the context of country risk management in emerging markets, the Bank monitors funds deposited in these markets by its overseas units, its participations in the share capital of subsidiaries, loans and interbank placements 7 transactions with counterparties (companies and banks) domiciled or operating in these countries, and positions in securities issued by them. The specific risk limits set against overall country risk and against the various risks of each country are monitored and analysed on a day-to-day basis.

In 2005, NBG's exposure to risk in emerging markets continued to be limited, with business undertaken in the emerging markets of SE Europe and Egypt representing less than 2% of total Group assets (DIAGRAM 4.1.9, TABLE 4.1.1).

DIAGRAM 4.1.8

DEFAULT PROBABILITY OF CONSUMER CREDIT



%
Probability of default
Month of observation
Personal Loans
Car Loans

DIAGRAM 4.1.9

COUNTRY RISK IN EMERGING MARKETS (31.12.2005)



€ MILLIONS
Bulgaria
Romania
FYROM
Egypt
Serbia & Montenegro
Turkey
Albania

TABLE 4.1.1
CREDIT RATING OF EMERGING MARKETS

Country	Moody's Rating	S&P Rating	Country risk as % of Group total assets 31.12.2005
Romania	Ba1	BBB-	0.7
Bulgaria	Ba1	BBB	0.5
Turkey	Ba3	BB-	0.2
Serbia & Montenegro		BB-	0.2
FYROM		BB+	0.1
Egypt	Ba1	BB+	0.1
Albania			0.1
Total			1.9

DIAGRAM 4.1.10

COUNTRY RISK IN EMERGING MARKETS
BY S&P's CREDIT RATING

31.12.2004



Non-rated
8%
B+
15%
BB-
3%
BB
6%
BBB-
37%
BB+
31%

31.12.2005



Non-rated
3%
BBB
27%
BB-
23%
BB+
9%
BBB-
38%

DIAGRAM 4.1.11

CHANGE IN CREDIT EXPOSURE
CUMULATIVE AMOUNT AS A %
OF REGULATORY CAPITAL



108.3
112.3
120.6
108.4
109.3
77.1
80.3
86.0
78.2
80.1
14.4
13.8
12.9
11.3
11.6
DEC.2004
MAR.2005
JUN. 2005
SEP. 2005
DEC. 2005
20 MOST SIGNIFICANT CREDIT EXPOSURES
10 MOST SIGNIFICANT CREDIT EXPOSURES
MOST SIGNIFICANT CREDIT EXPOSURE

Diagram 4.1.10 presents a breakdown of country risk for the countries of SE Europe, including Egypt, on the basis of their ratinc by Standard and Poor's as at 31 Decembe 2005 and 2004.

NBG's largest exposure (65%) to country ri: in emerging markets as at 31 December 2005 corresponded to Romania and Bulgari in aggregate, rated by Standard & Poor's BBB- and BBB respectively (investment grade), that are expected to join the EU ir 2007 or 2008.

Concentration risk

According to the current regulatory framework, a key issue vis-a-vis prudential supervision of banks concerns the monitorir of Large Exposures (LEs), i.e. concentration ris

As per the regulatory definition, an exposur (i.e. a bank's total on- and off-balance she items vis-a-vis a group of affiliated customers) is deemed to be large when it exceeds 10% of the bank's regulatory capital.

When looking at the cumulative change in size of NBG's 20 largest exposures to businesses during 2005, a slight increase is observed in the first half of the year that subsequently declines during the second quarter, with the largest exposure notably remaining at the same level throughout the year.

Capital adequacy

A stronger capital base, as a result of profi from organic growth and the restructuring of its geographical spread, combined with effective risk management, provides the Group a strategic advantage in striving for growth in Greece and SE Europe.

Specifically, at 31 December 2005 the Group's Total and Tier I capital ratios stood at 15.2% and 12.3% respectively, as again: 14.8% and 11.9% a year earlier (DIAGRAMS 4.1.12 and 4.1.13).

The significant improvement by €694 million, or 0.4 percentage points, in the Group's total regulatory capital (DIAGRAM 4.1.14) reflects:

- The issue of non-innovative hybrid capital totalling €230 million, which strengthened the Group's Lower Tier I capital and enhanced its share in the total regulatory capital from 20.6% at end-2004 to 22.8% on 31 December 2005.
- High profitability and profit retention, which boosted core Tier I capital by €411 million (after provision for dividend distribution).
- A subordinated issue of JPY30 billion, which strengthened Tier II capital by approximately €215 million.
- The selling of own shares, which strengthened core Tier 1 capital by approximately €184 million.

DIAGRAM 4.1.12

GROUP CAPITAL ADEQUACY RATIOS (%)



8.9
10.1
7.4
10.4
10.1
12.9
11.9
14.8
12.3
15.2
2001
2002
2003
2004
2005
Tier I
Total

DIAGRAM 4.1.13

NBG CAPITAL ADEQUACY RATIOS (%)



9.9
11.3
9.5
12.6
10.7
15.4
10.3
15.8
9.3
16.8
2001
2002
2003
2004
2005
Tier I
Total

TABLE 4.1.2

CAPITAL ADEQUACY

(€ millions)

	Bank			Group		
	2005	2004	2003	2005	2004	2003
A. **Risk-weighted assets**						
Trading portfolio						
1. Market risk	668	710	1,841	959	1,034	2,216
2. Credit risk	349	534	1,028	419	695	1,250
Total trading portfolio	1,017	1,244	2,869	1,378	1,729	3,467
Total investment portfolio	26,207	22,831	20,126	29,948	25,682	23,501
Total risk-weighted assets	27,224	24,075	22,996	31,326	27,411	26,968
B. **Regulatory capital**						
Tier 1 capital	2,526	2,476	2,472	3,855	3,267	2,729
Total capital	4,575	3,812	3,554	4,757	4,063	3,474
C. **Capital adequacy ratios**						
Tier 1 capital	9.3%	10.3%	10.7%	12.3%	11.9%	10.1%
Total capital ratio	16.8%	15.8%	15.5%	15.2%	14.8%	12.9%

DIAGRAM 4.1.14

BREAKDOWN OF REGULATORY CAPITAL



€4,063 millions
€4,757 millions
19.6%
20.6%
59.8%
58.3%
31.12.04
31.12.05
Tier II Capital
Lower Tier I Capital
Core Tier I Capital

DIAGRAM 4.1.15

BREAKDOWN OF RISK WEIGHTED ASSETS



€ 27,411 millions
€ 31,326 millions
Corporate banking
Retail banking
Other
Interbank
Bonds & equities
Fixed assets & regulatory penalty
Off-balance sheet items
Trading portfolio
34.2%
1.8%
4.1%
10.0%
6.6%
6.2%
6.3%
2.4%
1.0%
7.4%
6.7%
4.4%
12.04
12.05

A breakdown of the Group's risk-weighted assets and their evolution relative to the previous year indicates that most exposure are associated with the credit risk in the investment portfolio (95.6%), reflecting the core of the Group's activities and profitabilit as well as the reduced risk in the trading portfolio. The weight of the loan portfolio - the major component of the investment portfolio - accounts for 73.1% of total risk-weighted assets at the end of 2005, as against 64.8% at the end of 2004. The sun total of related components in the trading portfolio amounts to a mere 4.4%, down 1.9% on the previous year.

Implementation of Banks' capital adequacy framework - Basel II Compliance Programme

The Basel II Compliance Programme has been designed by NBG so as to ensure, upon implementation, compliance with the requirements of the Basel II Accord and the E Directive on Capital Requirements. The requirements concern the upgrading of risk management procedures, which should bring significant benefits to all areas of NBG's business

The various projects under the Programme have been developed following diagnostic analysis of the Bank's current status in the light of the provisions of the Basel II framework and are grouped under the business categories below:

- Risk management
- Organisation and I.T.
- Internal Control
- Financial services
- Corporate credit
- Retail banking

The Programme is primarily aimed at meeting needs of NBG and its subsidiary Ethnokarta, while a smaller part concerns NBG subsidiaries active in SE Europe. The Programme is linked to other significant projects undertaken by NBG, the most important of which relate to the implementation of IFRS, Corporate Governance and the provisions of the Sarbanes-Oxley Act.

The Programme is based on a time schedule from September 2005 until December 2007 and centrally coordinated by the ***Basel II Compliance Programme Office***, a specialised unit entrusted with the task of managing the compliance programme. This unit will also undertake the coordination and supervision of various projects to be implemented across the NBG Group.

Operational risk

NBG attaches particular importance to operational risk and has sought to develop and implement an integrated framework for its efficient management, providing for a separate category of projects for this purpose as part of the Basel II Compliance Programme. These projects, determined by diagnostic analysis of the current status vis-a-vis the Basel Committee proposals, were launched in October 2005 and should be completed by the end of 2007.

NBG's integrated framework for the management of operational risk will involve forging a relevant strategy and policies, setting up an appropriate organisational structure and developing and launching the necessary processes, systems and reporting lines, with a view to achieving adequate management of operational risk at all business levels across the organisation. Alongside the implementation of this framework, NBG also expects to achieve full regulatory compliance so that capital requirements against operational risk can be calculated using the Standardised Approach.

Regulatory compliance

The NBG Group continued to honour its commitment to timely and consistent compliance with the current institutional framework and international rules of conduct. Accordingly, it followed closely developments in legislation as well as trends in the domestic and international banking sectors, and ensured the introduction and implementation of appropriate policies and procedures to ensure effective adaptation to change and avoid sustaining compliance deficiencies or weaknesses.

The work of the Compliance Officers of NBG's international branches and domestic and foreign subsidiaries was consistently monitored to ensure full compliance with the host countries' statutory and regulatory requirements.

Alongside this endeavour, the Group stepped up its efforts to promote its H/R awareness and training in regulatory compliance issues through appropriate training programmes, to ensure that the current legislation requirements correspondir to the various job positions are met readily and effectively by the entire staff at all levels across the organisation.

Particular significance was attached to compliance with the regulatory framework as regards preventing legalisation of proceeds from criminal activities and combating the financing of terrorist activit but also to raising staff awareness of mone laundering issues. Another major priority concerned the alignment of the Group's operations with the regulatory framework governing personal data protection, bankin secrecy, transactions transparency and rule of conduct vis-a-vis customers and markets Lastly, in view of the needs arising from NBG's international business profile, the Group duly achieved full compliance with the requirements of the US Patriot Act.

Furthermore, reaffirming its pioneering role i the domestic market as regards complianc matters, the Group reviewed its Corporate Social Responsibility framework, particularly with respect to environmental matters, in line with its standing commitment to high-standard compliance with current environmental legislation.

4.2 ASSET & LIABILITY MANAGEMENT AND FUNDS TRANSFER PRICING

Asset & Liability Management

NBG implements a state-of-the-art asset and liability management tool to provide regular static and dynamic analyses for the valuation and management of its balance sheet. Examples of the analyses are the following:

- *Duration by maturity - repricing:* Macaulay duration, based on maturity of NBG's balance sheet items as at 31 December 2005 was 3.7 years for assets and 1.2 years for liabilities (DIAGRAM 4.2.1). Specific hypotheses have been applied for products of ambiguous maturity (e.g. savings deposits were assumed to mature on a uniform 36-month basis). It is also assumed that the bonds in the trading and AFS portfolio can be immediately liquidated.

  Similarly, Macaulay duration based on repricing of NBG's balance sheet items was 0.88 years for assets and one month for liabilities (DIAGRAM 4.2.2). If one takes into account the impact of the hedging of the bond portfolio, the weighted duration of assets is reduced to approximately 5 months. Duration based on repricing embodies the assumption that products tied to bank-determined rates reprice immediately.

- *Liquidity - repricing gap:* NBG's liquidity gap for up to 12 months is marginally negative. This development resulted from the substitution of short-term assets by long-term ones in June 2005. It is noted that the assumptions referred to earlier, i.e. that the bonds in the trading and AFS portfolio can be

DIAGRAM 4.2.1

MACAULAY DURATION BY MATURITY (YEARS) AT 31.12.2005



TOTAL ASSETS
4.59
TOTAL ASSETS assuming immediate liquidation of bonds
3.75
Claims from credit institutions
0.50
Bond portfolio
4.95
Bonds assuming immediate liquidation
0.1
Performing loans
4.09
TOTAL LIABILITIES
1.17
Repos
0.08
Time deposits
0.19
Saving deposits
1.47
Subordinated & hybrid capital
5.39
0.0
2.0
4.0
6.0
8.0
10.0

DIAGRAM 4.2.2

MACAULAY DURATION BASED ON REPRICING (YEARS) AT 31.12.2005



TOTAL ASSETS
0.88
Hedged Total Assets
0.40
Claims from credit institutions
0.46
Bond portfolio
3.35
Bond portfolio hedged
0.64
Performing loans
0.42
TOTAL LIABILITIES
0.09
Repos
0.08
Time deposits
0.19
Saving deposits
0.04
Subordinated & hybrid capital
0.21
0.0
0.5
1.0
1.2
2.0
2.5
3.0
3.5
4.0

DIAGRAM 4.2.3

DURATION GAP IN € AND FX


€ MILLIONS
10,000
5,000
0
-5,000
-10,000
-15,000
-20,000
O/N -1M
2-3 M
4-6 M
7-12 M
13-24 M
Years 2-3
Years 3-4
Years 4-5
Years 5-10
>10 Years
Non-sensitive balance
Gap for the period
Cumulative gap

DIAGRAM 4.2.4

REPRICING GAP IN € AND FX


€ MILLIONS
10,000
5,000
0
-5,000
-10,000
-15,000
O/N -1M
2-3 M
4-6 M
7-12 M
13-24 M
Years 2-3
Years 3-4
Years 4-5
Years 5-10
>10 Years
Non-sensitive balance

DIAGRAM 4.2.5

BREAKDOWN OF NBG NET INTEREST MARGIN


37.3%
37.6%
37.5%
38.4%
37.4%
37.3%
35.9%
38.8%
13.2%
11.5%
11.2%
8.6%
6.7%
7.4%
11.5%
10.0%
39.2%
40.8%
41.4%
43.2%
46.5%
46.1%
44.0%
43.1%
10.3%
10.1%
9.9%
9.8%
9.3%
9.2%
8.7%
8.2%
Q1.04
Q2.04
Q3.04
Q4.04
Q1.05
Q2.05
Q3.05
Q4.05
CUSTOMER DEPOSITS
RETAIL LOANS
BONDS & INTERBANK
BUSINESS LOANS

immediately liquidated and that savings deposits mature on a unifor 36-month basis, apply in this instance a

On the basis of the above and on the assumption that the trading an AFS portfolio and the products tied bank-determined rates reprice immediately, NBG has a negative repricing gap, which adversely affe its interest income during periods c equal increases in all interest rate curves, including bank-determined rate

- *Scenario analysis:*

  The Bank runs interest income sensitivity scenarios with changes in interest rates and interest rate margins, as well as in the volumes c loans and other key balance sheet items, so as to calculate their impa on net interest income. The results c two scenarios, based on data as at December 2005, on the assumption that the bond portfolio is fully hedged against interest rate risk, ar presented below:

  - A parallel shift upwards by 50 basi points of all interest rate curves, including bank-determined rates, will lead to a €60 million decrease in ne interest income over a period of on year.

  - By contrast, a parallel shift upward by 50 basis points in both the Euribc curve and the ECB's basic refinancin rate, while the bank-determined anc foreign currency rate curves remain unchanged, will lead to a €70 millior increase in net interest income over a period of one year.

Funds transfer pricing

The Bank uses its internal funds transfer pricing system to allocate net interest income across its various lines of business and products. The system is based on the concept of opportunity cost and ensures a fair distribution of net interest margin. The quarterly analysis of net interest income for 2005 (DIAGRAM 4.2.5) reflects the substantial contribution of retail business to the Bank's net interest income.

Specifically, consumer credit presents the highest percentage participation in net interest income from retail business (DIAGRAM 4.2.6).

4.3 CORPORATE GOVERNANCE

The provisions of Greek law, the regulations of NBG and the Capital Markets Committee and the company's Articles of Association set the corporate governance framework of the Bank. In addition, the company is also subject to certain US legislative requirements, rules of the US Securities Exchange Commission and certain New York Stock Exchange listing rules since it maintains a level III Approved Depositary Receipt listing in the United States.

As a multi-shareholder bank with a significant international presence in terms of both operations and share capital, NBG is set to align its corporate governance with best international standards and practices, trusting that the upgrading of its corporate governance will enhance both its competitiveness and the confidence of its shareholders, NBG Group employees, customers and other parties concerned.

In 2004, NBG's Board commissioned an independent evaluation of its corporate governance framework. On the basis of the evaluation report, in January 2005 the Board endorsed a corporate governance improvement plan with a view to achieving alignment with best international practices within a time span of 18 months. Many of the key targets of the plan were achieved in 2005:

1. Ten of the fifteen members of the Bank's Board were recognised as independent, non-executive members by the Bank's 2005 AGM.

DIAGRAM 4.2.6

NET INTEREST RESULTS 2005
RETAIL BANKING


PROFESSIONAL CREDIT 15%
CONSUMER CREDIT 50%
MORTGAGE CREDIT 35%

2. Establishing and implementing a Charter for the Corporate Governance and Nominations (CGN) Committee of the Board, whose mai task is to consistently review and upgrade the Bank's current set of corporate governance rules and to select candidates for election on the Board (in view of the Board's relevan proposals to the General Meeting). The Committee was established in February 2005. Its members are S. Vavalidis (chairman), P. Sakellaris and I. Giannidis. All of the members on th committee are non-executive and, ir their majority, independent Board members.

3. Establishing and implementing a Charter for the Human Resources an Remuneration (HRR) Committee whos primary task is to consistently review and upgrade management and personnel values and incentives. The Committee was established in February 2005. Its members include D. Daskalopoulos (chairman), N. Efthymiou, D. Fountoukakos and I. Pehlivanidis. Mr Pehlivanidis resigne in January 2006, as agreed at the outset, having made a significant contribution to the evaluation of the current status by the Committee during the first year of its operation. All of the members on the committe are independent Board members.

4. Implementing a new Charter for the Audit Committee, in view of the compliance requirements of the Sarbanes-Oxley Act. The members of the Audit Committee are G. Lanaras (chairman), S. Pantzopoulos and I. Vartholomaios. All of the members o the committee are independent Board members. The role of the financial expert in the work of the Audit Committee was further reinforced in 2005 in response to major needs for support during the transition to an upgraded framework of operation. The Committee regular reports to the Board of Directors on internal and external audit issues.

5. Regular reporting to the Board and review of the risk management system.

6. Implementation of a proposal to the General Meeting by the Board, following the Corporate Governance and Nominations Committee recommendation, with respect to the implementation of a new remuneration policy for non-executive Board members.

7. Implementation, by the Charter of the HRR Committee, of guidelines for the annual evaluation, by the Management, of General Managers.

8. Approval by the Board, following a HRR Committee proposal on the basis of an analysis by independent consultants, and without the executive Board members' participation, of the CEO's and Deputy CEO's bonus for their first 12 months of service, in view of the Bank's and the Group's significantly enhanced performance during the said period.

9. Upgrading and setting new regulations for the Bank's and the Group's regulatory compliance and internal control/audit functions.

10. Strengthening the Board's support and corporate secretary functions.

11. Improving NBG's transparency and setting up a special web page with respect to corporate governance issues.

12. In February 2006, the Board approved service contracts between the Bank and the two executive members of the Board, following a HRR Committee proposal and without the executive members being present. It is noted that no service contract was ever entered into before between the Bank and its CEO.

13. In February 2006, following a proposal by the Corporate Governance and Nominations Committee, the Board adopted Corporate Governance Guidelines that set out in detail and with full transparency the Bank's corporate governance framework, which reflects international best practices.

14. The Board will soon adopt systems for regular evaluation of its own performance as well as of its executive members.

SECTION 5

FINANCIAL RESULTS OF THE GROUP

5.1 GROUP FINANCIAL ANALYSI

Overview

In 2005, NBG Group profit after tax (in line with IFRS) grew by around 100% to €727.4 *million compared with €364.4 million* (adjusted for the one-off cost of the voluntary retirement programme) in 2004. Earnings per share rose to €2.08 compared with €0.83 in the previous year.

This performance reflects the dynamism in core sources of profitability and success in containing operating costs, despite the rapi growth in the Group's business. Core incom for instance, reached the highest levels of recent years (2005: €2,296.6 million, 2004: €1,971.0 million), up 16.5%. Furthermore, while the Group's activities in the broader region expanded during the course of the year, operating costs in fact declined by 1.1% (2005: €1,350.8 million, 2004: €1,366.3 million).

On the back of this performance, the Group's profitability ratios improved further in 2005. Return on equity (ROE) grew by 16.3 percentage points (2005: 28.6%, 2004: 12.3%) and return on assets (ROA) stood at 1.7% compared with 1.1% in 2004 (DIAGRAM 5.1.1).

DIAGRAM 5.1.1

GROUP ROAE AND ROAA


12.3%
26.5%
19.8%
29.5%
28.6%
1.15%
1.44%
1.40%
1.57%
1.68%
12. 2004
03.2005
06.2005
09.2005
12.2005
ROAE
ROAA

ROAA: Return on average assets
ROAE: Return on average equity

Results of operations

Group operating profit before the cost of the VR programme improved by 67.0% (2005: €719.6 million, 2004: €430.9 million). This development reflects the steady growth in the Group's core banking business, which has led to an improvement in net interest income (NII) and commissions.

Group **NII** strengthened by 19.6% in 2005 to around €1.6 billion, and net interest margin (NIM) reached the highest levels of recent years (2005: 3.16%, 2004: 2.76%). This was due solely to ongoing improvements in the Group's asset mix and the dynamic expansion of the loan book, particularly retail in Greece and SE Europe. On the other hand, the competitive environment is squeezing margins across all forms of retail lending.

Net commissions grew by 9.6% (2005: €425.1 million, 2004: €387.9 million) (DIAGRAM 5.1.3). A sharp upward trend was posted by retail commissions, up 20.8%, stemming from growth in the retail loan book. Furthermore, investment banking commissions posted growth of 32.5%, reflecting the positive performance of the capital market.

Group **earnings from financial transactions** in 2005 grew to €195.2 million compared with €107.6 million in 2004. This was due mainly to the brisker performance of the capital market and the doubling of trading gains on the ATHEX.

Income from insurance business grew by around 12.7% (2005: €100.4 million, 2004: €89.1 million). Income from private equity funds also pursued an upward course to €64.3 million compared with €12.4 million in 2004, confirming the Group's effective strategy in this area.

On the cost side, Group **operating expenses** posted a reduction of 1.1%, excluding the cost of the VR programme (DIAGRAM 5.1.4). Reduced staff costs (2005: €861.9 million, 2004: €860.7 million) demonstrate the success of the VR programme carried out in 2004, even when offset against the pay rises of 2005. General administrative expenses also posted a reduction of 1.6% (2005: €374.3

DIAGRAM 5.1.2

GROUP COST/INCOME RATIO



65.7%
55.20%
55.70%
53.30%
54.2%
12.2004
03.2005
06.2005
09.2005
12.2005
Cost/Income

Cost/Income: Operating expenses to total operating income

DIAGRAM 5.1.3

GROUP NET COMMISSIONS (€ MILLIONS)



387.9
42.1
142.3
65.5
87.7
50.2
425.1
39.2
137.2
76.1
105.9
66.5
2004
2005
Fund management
Intermediation
Business lending
Retail lending
Custodian, equity trading and investment banking

million, 2004: €380.4 million). This significant reduction in operating expenses was achieved during a period of intense organic growth in the Group's operations in SE Europe, where the corresponding costs in 2005 in fact rose by around 13%.

In 2005, provisions for bad and doubtful del totalled €226.3 million, compared with €173 million in 2004, corresponding to 0.81% of the Group's aggregate loan book. Provisions coverage now stands at 75.6% (DIAGRAM 5.1.5).

DIAGRAM 5.1.4

GROUP OPERATING EXPENSES (€ MILLIONS)


1,366.3
125.2
380.4
860.7
1,350.8
114.6
374.3
861.9
2004
2005
Depreciation
Other administrative expenses
Staff costs

Balance sheet

The Group's total assets grew by 10.9% (€60.4 billion compared with €54.5 billion in 2004) reflecting growth in the loan book. **Lending** surged to €30.6 billion, with retail banking comprising over 60% of the total loan book. Specifically:

- Group mortgage **lending** stood at €11.8 billion (up 30.9% on 2004) witr new loan disbursements topping €3.5 billion.
- Consumer credit (consumer loans anc credit cards) grew by around 17.5% to €4.8 billion, driven by the 23.7% growth in consumer loans and 6.3% growth in credit card balances.
- Loans to small enterprises with turnover below €2.5 million grew by around 20%, with loan outstandings 31 December 2005 exceeding €2.0 billion compared with €1.7 billion in 2004.
- The Group's business and corporate lending also pursued an upward course, reaching €12 billion (up 8.3% on the previous year), driven mainly by lending to medium-sized enterprises.

The growth in lending operations has not l to a decline in the **quality of the loan boc** Non-performing loans as a percentage of the total loan book declined to 4.7%, compared with 5.3% at the end of 2004. Note that non-performing loans after provisions comprise just 1.1% of the total loan book.

Customer deposits grew by 10% (2005: €43.4 billion, 2004: €39.3 billion), propelled by a 9.1% increase in sight and savings deposits and a 42.0% increase in time deposits.

At 31 December 2005, the **Group's equity** was substantially higher than the previous year (2005: €4,316 million, 2004: €3,490 million) reflecting mainly:

- the issue of non-innovative securities totalling €230 million,
- the sale of own shares amounting to €276 million, and
- the substantial profits in the financial year 2005.

DIAGRAM 5.1.5

PROVISION COVERAGE (%)



77.3
78.7
77.7
78.1
75.6
74 bps
71 bps
74 bps
78 bps
81 bps
12.04
3.05
6.05
9.05
12.05
Provision coverage (%)
Provisions (% loans)

5.2 GROUP FINANCIAL STATEMENTS

Consolidated Income Statement

€ 000's	Note	Year ended 31.12.2005	31.12.2004
Continuing Operations			
Interest and similar income		2,426,266	2,089,53
Interest expense and similar charges		(830,506)	(755,737
Net interest income	6	**1,595,760**	**1,333,79**
Fee and commission income		455,810	414,38
Fee and commission expense		(30,759)	(26,525
Net fee and commission income	7	**425,051**	**387,85**
Earned premia net of reinsurance		551,990	560,93
Net claims incurred		(451,609)	(471,847
Net premia from insurance contracts	8	**100,381**	**89,09**
Dividend income	9	13,760	17,15
Net trading income	10	67,522	106,75
Net result from investment securities	26	127,679	88
Other operating income	11	161,693	143,12
Total operating income		**2,491,846**	**2,078,65**
Personnel expenses	12&13	(877,307)	(995,972
General & administrative expenses	14	(334,532)	(329,965
Depreciation, amortisation and impairment charges	15	(114,551)	(125,161
Other operating expenses	16	(39,808)	(50,468
Total operating expenses		**(1,366,198)**	**(1,501,56**
Impairment losses on loans and advances	17	(226,259)	(173,843
Share of profit of associates	28	43,700	25,15
Profit before tax		**943,089**	**428,39**
Tax expense	18	(221,157)	(165,400
Profit for the period from continuing operations		**721,932**	**262,99**
Discontinued operations	34		
Profit for the period from discontinued operations		29,020	29,35
Profit for the period		**750,952**	**292,34**
Attributable to:	44		
Minority interests		23,590	12,77
NBG equity shareholders		**727,362**	**279,57**
Earnings per share			
Basic & Diluted from continuing & discontinued operations	19	€ 2.08	€ 0.8
Basic & Diluted from continuing operations	19	€ 1.99	€ 0.7

Consolidated Balance Sheet

€ 000's	Note	31.12.2005	31.12.2004
ASSETS			
Cash and balances with central banks	20	2,431,287	1,145,042
Treasury bills and other eligible bills	21	177,023	150,400
Due from banks (net)	22	4,085,204	8,587,378
Financial assets at fair value through P&L	23	13,667,471	11,615,536
Derivative financial instruments	24	309,030	-
Loans and advances to customers (net)	25	29,528,178	26,052,758
Investment securities	26	2,833,661	2,382,941
Investment property	27	126,506	123,742
Investments in associates	28	249,152	219,671
Goodwill & other intangible assets	29	65,911	72,763
Property & equipment	30	1,885,713	1,959,636
Deferred tax assets	31	217,417	75,022
Insurance related assets and receivables	32	637,916	492,904
Other assets	33	1,479,888	1,609,584
Assets classified as held for sale	34	2,732,203	-
Total assets		**60,426,560**	**54,487,377**
LIABILITIES			
Due to banks	35	5,060,850	6,413,741
Derivative financial instruments	24	302,698	-
Due to customers	36	43,350,120	40,865,176
Debt securities in issue	37	175,297	63,448
Other borrowed funds	38	956,988	748,642
Insurance related reserves and liabilities	39	1,734,249	1,326,697
Deferred tax liabilities	31	102,359	10,917
Retirement benefit obligations	13	207,725	225,331
Other liabilities	40	1,960,701	1,343,252
Liabilities classified as held for sale	34	2,259,165	-
Total liabilities		**56,110,152**	**50,997,204**
SHAREHOLDERS' EQUITY			
Share capital	42	1,696,347	1,492,090
Share premium account	42	-	32,393
Less: treasury shares	42	(22,680)	(210,128)
Reserves and retained earnings	43	1,450,163	1,041,348
Equity attributable to NBG shareholders		**3,123,830**	**2,355,703**
Minority Interest	44	109,997	302,321
Undated tier I perpetual securities	45	1,082,581	832,149
Total shareholders' equity		**4,316,408**	**3,490,173**
Total equity and liabilities		**60,426,560**	**54,487,377**

NOTE 1: Summary of significant accounting policies

1.1 Basis of presentation

The consolidated financial statements of the Group (the "financial statements") are prepared in accordance with International Financial Reporting Standards and International Accounting Standards (collectively, IFRS), after taking in consideration the provisions of IFRS 1 regarding first time adoption and are stated in Euro, rounded to the nearest thousand (unless otherwise stated). The financial statements have been prepared under the historical cost conventi as modified by the revaluation of available for sale investment securities, financial assets and liabilities at fair value through profit and loss and all derivative contracts measured at fair value.

The preparation of financial statements in conformity with generally accepted accounting principles requires the us of estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingen assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Use of available information and application of judgment are inherent in the formation of estimates in the following areas: valuation of OTC derivatives, unlisted securities, retirement benefits obligation, insurance reserves, impairment of loans and receivables, open tax years and litigation. Actual results in the future could differ from such estimates and the differences may be material to the financial statements.

1.2 Adoption of International Financial Reporting Standards (IFRS)

The Group adopts the requirements of IFRS for the first time for the purpose of preparing financial statements for t year ending 31 December 2005. In accordance with the transitional provisions set out in IFRS 1 "First-time Adoption of International Financial Reporting Standards" and other relevant standards, the Group has applied IFRS in force an endorsed (or where there is reasonable expectation of endorsement) by the European Union (EU) as of 31 Decemb 2005 in its financial reporting with effect from 1 January 2004 with the exception of the standards relating to finai cial instruments and insurance contracts (IAS 32, 39 and IFRS 4).

The Group has used the transitional provisions of IFRS 1 with respect to the aforementioned standards in arriving at appropriate opening balances and therefore has not applied these standards to the 2004 comparatives. The impa of these standards is reflected through further adjustments to shareholders' equity as at 1 January 2005. In 2004 comparatives, financial instruments and insurance contracts are included using the respective measurement bases and the disclosure requirements under Greek GAAP.

1.3 Recognition and measurement of financial instruments at fair value

Assets and liabilities that are trading instruments are recorded at fair value on the balance sheet date, with chang in fair value reflected in net trading income. For exchange traded financial instruments, fair value is based on quot market prices for the specific instrument. Where no active market exists, or where quoted prices are not otherwise available, we determine fair value using a variety of valuation techniques. These include present value methods, models based on observable input parameters, and models where some of the input parameters are unobservable

Valuation models are used primarily to value derivatives transacted in the over-the-counter market. All valuation models are validated before they are used as a basis for financial reporting, and periodically reviewed thereafter, by qualified personnel independent of the area that created the model. Wherever possible, we compare valuatio derived from models with quoted prices of similar financial instruments, and with actual values when realised, in order to further validate and calibrate our models. A variety of factors is incorporated into our models, including actual or estimated market prices and rates, such as time value and volatility, and market depth and liquidity.

We apply our models consistently from one period to the next, ensuring comparability and continuity of valuations over time, but estimating fair value inherently involves a significant degree of judgment. Management therefore establishes valuation adjustments to cover the risks associated with the estimation of unobservable input paramete and the assumptions within the models themselves.

Although a significant degree of judgment is, in some cases, required in establishing fair values, management belie the fair values recorded in the balance sheet and the changes in fair values recorded in the income statement ar prudent and reflective of the underlying economics, based on the controls and procedural safeguards we employ.

1.4 Fair value option

We adopted revised IAS 32 and revised IAS 39 at 1 January 2005. We have applied the exception provided in IFRS 1 not to restate the comparative prior year. Revised IAS 39 permits an entity to designate any financial asset or financial liability as held at fair value and to recognise fair value changes in profit and loss. We apply the fair value option primarily to debt instruments in order to present more relevant information by eliminating or significantly reducing measurement inconsistency (an "accounting mismatch") that would otherwise arise from measuring assets or liabilities or recognising the gains and losses on a different basis.

1.5 Recognition of deferred Day 1 Profit and Loss

We have entered into transactions, some of which will mature after more than ten years, where we determine fair value using valuation models for which not all inputs are market observable prices or rates. We initially recognise a financial instrument at the transaction price, which is the best indicator of fair value, although the value obtained from the relevant valuation model may differ. Such a difference between the transaction price and the model value is commonly referred to as "Day 1 profit and loss". In accordance with applicable accounting literature, we do not recognise that initial difference, usually a gain, immediately in profit and loss. While applicable accounting literature prohibits immediate recognition of Day 1 profit and loss, it does not address when it is appropriate to recognize Day 1 profit in the income statement. It also does not address subsequent measurement of these instruments.

Our decisions regarding recognising deferred Day 1 profit and loss are based on the principle of prudence and are made after careful consideration of facts and circumstances to ensure we do not prematurely release a portion of the deferred profit to income. For each transaction, we determine individually the appropriate method of recognising the Day 1 profit and loss amount in the income statement. Deferred Day 1 profit and loss is amortised over the life of the transaction, deferred until fair value can be determined using market observable inputs, or realised through settlement. In all instances, any unrecognised Day 1 profit and loss is immediately released to income if fair value of the financial instrument in question can be determined either by using market observable model inputs or by reference to a quoted price for the same product in an active market.

After entering into a transaction, we measure the financial instrument at fair value, adjusted for the deferred Day 1 profit and loss. Subsequent changes in fair value are recognised immediately in the income statement without reversal of deferred Day 1 profits and losses.

1.6 Goodwill and Equity method investments

The Group regularly reviews goodwill and equity method investments for possible impairment indications. If the impairment indicators are identified, the Group makes an assessment about whether the carrying amount of such assets remains fully recoverable. When making this assessment the Group compares the carrying value to market value, if available, or a fair value determined by a qualified evaluator or pricing model. Determination of a fair value by a qualified evaluator or pricing model requires management to make assumptions and use estimates.

The Group believes that the assumptions and estimates used are reasonable and supportable in the existing market environment and commensurate with the risk profile of the assets valued. However, different ones could be used which would lead to different results.

1.7 Allowance for loan losses

The amount of the allowance set aside for loan losses is based upon management's ongoing assessments of the probable estimated losses inherent in the loan portfolio. Assessments are conducted by members of management responsible for various types of loans employing a methodology and guidelines which are continually monitored and improved. This methodology has two primary components: specific allowances and collective allowances. The Group assesses whether objective evidence of impairment exists for loans that are considered individually significant, i.e. all loans above €1 million, and collectively for loans that are not considered individually significant.

A loan is subject to impairment test when interest and/or capital is in arrears for a period over 90 days and/or such qualitative indications exist, at the assessment date, which demonstrate that the borrower will not be able to meet his obligations. Usually such indications include but are not restricted to significant financial difficulty, deterioration of credit rating, probability of bankruptcy or other financial reorganisation procedures.

The specific counterparty component applies to claims evaluated individually for impairment and is based upon management's best estimate of the present value of the cash flows which are expected to be received. In estimating these cash flows, management makes judgments about a counterparty's financial situation and the net realisable value of any underlying collateral or guarantees in our favour. Each impaired asset is assessed on its meri and the workout strategy and estimate of cash flows considered recoverable are independently reviewed.

In assessing the need for collective loan loss allowances, management considers factors such as credit quality, portfolio size, concentrations, and economic factors. In order to estimate the required allowance, we make assumptions both to define the way we model inherent losses and to determine the required input parameters, based on historical experience and current economic conditions.

The accuracy of the allowances and provisions we make depends on how well we estimate future cash flows for specific counterparty allowances and provisions and the model assumptions and parameters used in determining collective allowances. While this necessarily involves judgment, we believe that our allowances and provisions are reasonable and supportable.

Allowances for loan losses made by our foreign subsidiaries are estimated by the subsidiary using similar criteria as the Bank uses in Greece. As the process for determining the adequacy of the allowance requires subjective and complex judgment by management about the effect of matters that are inherently uncertain, subsequent evaluations of the loan portfolio, in light of the factors then prevailing, may result in changes in the allowance for loan losses.

1.8 Insurance reserves

Insurance reserves for life insurance operations (long-duration contracts) are estimated using approved actuarial methods that include assumptions about future investment yields, mortality, expenses, options and guarantees, morbidity and terminations. Insurance reserves for property and casualty insurance operations (short-duration contracts) are determined using loss estimates, which rely on actuarial observations of loss experience for similar historic events. Assumptions and observations of loss experience are periodically adjusted, with the support of qualified actuaries, in order to reflect current conditions. Any additional future losses anticipated from the revision c assumptions and estimations is charged to the income statement.

We continue to monitor potential for changes in loss estimates in order to ensure that our recorded reserves in ea reporting period reflect current conditions.

1.9 Net periodic benefit cost

The net periodic benefit cost is actuarially determined using assumed discount rates, assumed rates of compensati increase and the expected return on plan assets. These assumptions are ultimately determined by reviewing the Group's salary increases each year. The expected long-term return on plan assets represents management's expectation of the average rate of earnings on the funds invested to provide for the benefits included in the projected benefit obligation. To determine the expected long-term rate of return assumption the Group and its advisors make forward-looking assumptions in the context of historical returns and volatilities for each asset class a well as correlations among asset classes. The expected long-term rate of return assumption is annually adjusted based on revised expectations of future investment performance of the overall capital markets, as well as change to local regulations affecting investment strategy.

1.10 Useful lives of depreciable assets

The Group's management determines the estimated useful lives and related depreciation charges for its property and other equipment. The Group's estimate is based on the projected operating life cycle of its buildings and the other depreciable assets such as furniture and other equipment, motor vehicles, hardware and other equipment. Such estimates are not expected to change significantly, however, management modifies depreciation charge rat wherever useful lives turn out to be different than previously estimated and it writes down or writes off technicall obsolete assets.

NBG Group manages its business through the following business segments:

- *Retail banking*

  Retail banking includes all individuals (retail banking customers) of the Bank, professionals, small-medium and small sized companies (companies with annual turnover of up to €2.5 million). The Group, through its extended network of branches, offers to its retail customers a number of types of deposit and investment products as well as a wide range of traditional services and products.

- *Corporate & Investment banking*

  Corporate & Investment banking includes lending to all large and medium-sized companies, shipping finance and investment banking activities. The Group offers its corporate customers a wide range of products and services, including financial and investment advisory services, deposit accounts, loans (denominated in both euro and foreign currency), foreign exchange and trade service activities.

- *Global Markets and Asset management*

  Global Markets and Asset management includes all treasury activities, private banking, asset management (mutual funds and closed end funds), custody services and brokerage.

- *Insurance*

  The Group offers a wide range of insurance products through its subsidiary company, Ethniki Hellenic General Insurance Company.

- *International*

  The Group's international banking activities include a wide range of traditional commercial banking services, such as extensions of commercial and retail credit, trade financing, foreign exchange and taking of deposits. In addition, the Group offers shipping finance, investment banking and brokerage services through certain of its foreign branches and subsidiaries. Included in this segment are the assets and liabilities classified as held for sale of Atlantic Bank and NBG Canada.

- *Other*

  Includes proprietary real estate management, hotel and warehousing business as well as unallocated income and expense of the Group (interest expense of subordinate debt, loans to NBG personnel etc)

NBG Group is also diversified and organised on a worldwide basis into the following geographical regions: SE Europe (includes Bulgaria, FYROM, Romania, Serbia-Montenegro and Albania), European Union (includes UK, Netherlands, Luxembourg and Cyprus), Africa (includes Egypt and S. Africa) and North America (includes United States and Canada as discontinued operations). Segment income and expenses include transfers between business segments and transfers between geographical regions. Such transfers are conducted at arm's length.

Breakdown by business segment

As at 31 December 2005	Retail Banking	Corporate & Investment Banking	Global markets & Asset Management	Insurance	Inter-national	Other	Group
Continuing Operations							
Net interest income	1,138,543	211,057	169,991	25,471	176,790	(126,092)	1,595,7
Net fee & commission income	190,790	64,483	96,058	4,330	65,499	3,891	425,0
Other	54,614	(23,693)	161,108	150,505	33,834	94,667	471,0
Total operating income	**1,383,947**	**251,847**	**427,157**	**180,306**	**276,123**	**(27,534)**	**2,491,8**
Direct costs	(566,052)	(45,812)	(57,155)	(138,153)	(186,341)	(59,960)	(1,053,4
Allocated costs & provisions	(402,711)	(56,839)	(19,885)	-	(44,401)	(15,148)	(538,9
Share of profit of associates						43,700	43,7
Profit before tax	**415,184**	**149,196**	**350,117**	**42,153**	**45,381**	**(58,942)**	**943,0**
Taxes	(134,613)	(49,415)	(74,326)	(16,329)	(998)	54,524	(221,1
Profit for the period from continuing operations	**280,571**	**99,781**	**275,791**	**25,824**	**44,383**	**(4,418)**	**721,9**
Discontinued operations							
Profit for the period from discontinued operations	-	-	-	-	29,020	-	29,0
Profit for the period	280,571	99,781	275,791	25,824	73,403	(4,418)	750,9
Minority interest	-	-	(14,273)	(5,598)	(4,578)	859	(23,5
Profit attributable to NBG shareholders	**280,571**	**99,781**	**261,518**	**20,226**	**68,825**	**(3,559)**	**727,3**
Segment assets	19,172,829	9,970,533	19,241,066	2,062,391	7,039,749	2,939,992	**60,426,5**
Segment liabilities	37,973,657	634,115	6,958,987	1,611,671	6,381,251	2,550,471	**56,110,1**
Other Segment items							
Depreciation, amortisation & impairment charges	29,843	1,162	4,158	9,368	35,287	34,733	**114,5**
Provision for loans impairment & advances	164,262	22,095	-	-	34,674	5,228	**226,2**

Breakdown by location

As at 31 December 2005	Greece	SE Europe	European Union	Africa	Total Continuing operations	*N. America Discontinued operations*
Continuing Operations						
Net interest income	1,424,711	153,726	12,293	5,030	1,595,760	91,275
Net fee & commission income	341,325	54,254	26,289	3,183	425,051	11,206
Other	(183,846)	25,000	630,129	(248)	471,035	10,905
Total income	**1,582,190**	**232,980**	**668,711**	**7,965**	**2,491,846**	**113,386**
Direct costs	(645,936)	(124,781)	(587,508)	(7,973)	(1,366,198)	(70,112)
Allocated provisions for loans impairment and advances	(189,355)	(22,959)	(13,865)	(80)	(226,259)	4,506
Share of profits of associates	43,700	-	-	-	43,700	-
Profit Before Tax	**790,599**	**85,240**	**67,337**	**(87)**	**943,089**	**47,780**
Taxes	(189,681)	(11,395)	(19,909)	(172)	(221,157)	(18,760)
Profit for the period from continuing operations	**600,918**	**73,845**	**47,428**	**(259)**	**721,932**	-
Profit for the period from discontinued operations	-	-	-	-	29,020	
Profit for the period	600,918	73,845	47,428	(259)	750,952	
Minority interest	(10,926)	(4,577)	(8,087)		(23,590)	
Profit attributable to NBG shareholders	**589,992**	**69,268**	**39,341**	**(259)**	**727,362**	
Assets by location	46,192,919	3,124,597	8,224,320	152,521	57,694,357	2,732,203
Total assets						60,426,560
Other items						
Capital expenditure	105,453	16,976	66	805	**123,300**	2,106
Depreciation, amortisation & impairment charges	96,910	17,102	91	448	**114,551**	7,576
Provision for loans impairment & advances	190,725	36,525	(1,071)	80	**226,259**	(4,506)

NOTE 3: Net interest income	31.12.2005	31.12.200
Interest earned on:		
Amounts due from banks	309,920	282,92
Loans and advances to customers	1,726,288	1,304,19
Securities	380,915	490,32
Other interest earning assets	9,143	12,08
Interest and similar income	**2,426,266**	**2,089,53**
Interest payable on:		
Amounts due to banks	(257,546)	(268,24
Amounts due to customers	(532,566)	(450,13
Debt securities in issue	(3,113)	(2,22
Other borrowed funds	(27,311)	(24,38
Other interest paying liabilities	(9,970)	(10,74
Interest expense and similar charges	**(830,506)**	**(755,73**
Net interest income	**1,595,760**	**1,333,79**

NOTE 4: Net fee and commission income	31.12.2005	31.12.200
Custody, brokerage & investment banking	66,535	50,2
Retail lending fees	105,885	87,6
Corporate lending fees	76,147	65,5
Banking fees & similar charges	137,248	142,2
Fund management fees	39,236	42,1
Total	**425,051**	**387,85**

NOTE 5: Net premia from insurance contracts	31.12.2005	31.12.200
Written premia net of reinsurance	542,178	519,8
Less: Change in unearned premium reserve	(9,968)	29,6
Paid claims, net of reinsurance	(286,030)	(312,69
Change in insurance reserves	(95,923)	(93,23
Net commissions	(64,238)	(65,90
Other (incl. valuation of unit-linked)	14,362	11,3
Net premia from insurance contracts	**100,381**	**89,09**

NOTE 6: Dividend income	31.12.2005	31.12.200
Trading securities	7,624	11,0
Available for sale securities	6,136	5,9
Other participations	-	1
Total	**13,760**	**17,1**

NOTE 7: Other operating income	31.12.2005	31.12.2004
Non-banking income:		
Real estate gains & rentals	36,158	51,364
Hotel income	24,303	25,038
Warehouse fees	13,210	15,670
Total non-banking income	73,671	92,072
Private equity: Group share in investee entities and results from disposals	64,258	12,387
Other income	23,764	38,670
Total	**161,693**	**143,129**

NOTE 8: Personnel expenses	31.12.2005	31.12.2004
Wages and Salaries	547,685	548,426
Social security costs & defined contribution plans	225,208	220,028
Pension costs: defined benefit plans (Note 13)	29,267	41,766
Other staff related benefits	75,147	185,752
Total	**877,307**	**995,972**

The average number of employees employed by the Group during the year ended 31 December 2005 was 21,718 (2004: 21,415).

NOTE 9: General & administrative expenses	31.12.2005	31.12.2004
Duties and taxes	35,961	34,369
Utilities and rentals	146,071	140,019
Other administrative expenses	152,500	155,577
Total	**334,532**	**329,965**

NOTE 10: Depreciation, amortisation and impairment charges	31.12.2005	31.12.2004
Investment property (Note 27)	3,158	2,811
Goodwill & other intangible assets (Note 29)	23,102	29,772
Property & equipment (Note 30)	88,291	92,578
Total	**114,551**	**125,161**

NOTE 11: Other operating expenses	31.12.2005	31.12.2004
Maintenance and other related expenses	9,859	5,283
Other provision charges	2,088	6,185
Other	27,861	39,000
Total	**39,808**	**50,468**

NOTE 12: Cash and balances with central banks	31.12.2005	31.12.2004
Cash in hand	612,713	565,213
Balances with central banks	1,818,574	579,829
Total	**2,431,287**	**1,145,042**

NOTE 13: Due from banks (net)	31.12.2005	31.12.2004
Sight deposits with banks	284,906	210,596
Time deposits with banks	1,133,082	4,513,044
Securities purchased under agreements to resell	2,495,733	3,822,832
Other	171,962	41,379
	4,085,683	8,587,851
Less: Allowance for losses on amounts due from banks	(479)	(473)
Total	**4,085,204**	**8,587,378**

NOTE 14: Financial assets at fair value through P&L	31.12.2005	31.12.2004*
Assets at fair value through profit and loss		
Trading Securities	5,104,757	
Government Bonds	7,965,644	9,506,045
Other public sector bonds	12,555	48,971
Other debt securities	349,723	1,547,567
Equity securities	233,613	233,353
Mutual funds units	1,179	279,600
Total	13,667,471	11,615,536

(*) Prior to adopting IAS 39, financial assets were accounted for and reported under local GAAP provisions.

NOTE 15: Derivative financial instruments		31.12.2005	
		Fair values	
	Contract/notional amount	Assets	Liabilities
Derivatives held for trading:			
Interest rate derivatives - OTC	25,229,010	216,515	260,730
Foreign exchange derivatives	6,187,045	57,484	25,496
Other types of derivatives	12,695,204	32,214	11,815
Interest rate derivatives - Exchange traded	233,613	2,817	4,657
Total	**44,344,872**	**309,030**	**302,698**

NOTE 16: Loans & advances to customers (net)	31.12.2005	31.12.2004
Mortgages	11,820,277	9,194,202
Consumer loans	3,238,495	2,639,241
Credit cards	1,535,989	1,445,433
Small Business lending	2,040,700	1,694,700
Retail lending	**18,635,461**	**14,973,576**
Corporate lending	11,978,675	12,155,322
Total	**30,614,136**	**27,128,898**
Less: Allowance for impairment on loans & advances to customers	(1,085,958)	(1,076,140)
Total	**29,528,178**	**26,052,758**

NOTE 17: Investment securities

	31.12.2005	31.12.2004
Available-for-sale investment securities:		
Greek Government bonds	973,438	303,567
Debt securities issued by other governments and public entities	531,053	372,734
Corporate bonds incorporated in Greece	206,914	280,293
Corporate bonds incorporated outside Greece	239,830	240,738
Debt securities issued by Greek financial institutions	43,546	157,971
Debt securities issued by foreign financial institutions	239,076	7,249
Mortgage backed securities	-	746,592
Other debt instruments issues	-	706
Debt securities	**2,233,857**	**2,109,850**
Equity securities	198,464	155,915
Mutual funds units	385,938	123,248
Provision for impairment	(5,465)	(6,072)
Total available-for-sale investment securities	**2,812,794**	**2,382,941**
Held-to-maturity investment securities (at amortised cost):		
Corporate bonds incorporated in Greece	20,867	-
Total held-to-maturity investment securities	**20,867**	-
Total investment securities	**2,833,661**	**2,382,941**

NOTE 18: Investment property

	Land	Buildings	Total
Cost as at 31 December 2004	55,632	86,234	141,866
Accumulated depreciation & impairment			
As at 31 December 2004	-	(18,124)	(18,124)
Net book amount as at 31 December 2004	**55,632**	**68,110**	**123,742**

	Land	Buildings	Total
Cost as at 31 December 2005	58,856	90,657	149,513
Accumulated depreciation & impairment			
as at 31 December 2005	-	(23,007)	(23,007)
Net book amount as at 31 December 2005	**58,856**	**67,650**	**126,506**

NOTE 19: Goodwill & other intangible assets

	Goodwill	Software	Other	Total
Cost as at 31 December 2004	15,658	200,140	21,807	237,605
Accumulated amortisation and impairment				
as at 31 December 2004	-	(160,007)	(4,835)	(164,842)
Net book amount as at 31 December 2004	**15,658**	**40,133**	**16,972**	**72,763**

	Goodwill	Software	Other	Total
Cost as at 31 December 2005	24,385	213,660	10,321	248,366
Accumulated amortisation and impairment				
as at 31 December 2005	-	(179,931)	(2,524)	(182,455)
Net book amount as at 31 December 2005	**24,385**	**33,729**	**7,797**	**65,911**

NOTE 20: Property & equipment

	Land	Buildings	Vehicles & equipment	Leasehold improve-ments	Assets under construction	Total
Cost as at 31 December 2004	1,028,315	917,818	639,412	63,979	66,943	2,716,46
Accumulated depreciation and impairment as at 31 December 2004	(16)	(289,390)	(421,254)	(46,171)	-	(756,831
Net book amount as at 31.12.2004	**1,028,299**	**628,428**	**218,158**	**17,808**	**66,943**	**1,959,63**
Cost as at 31 December 2005	**1,011,730**	**906,357**	**634,653**	**65,778**	**71,673**	**2,690,19**
Accumulated depreciation and impairment as at 31 December 2005	(16)	(303,087)	(453,926)	(47,449)	-	(804,478
Net book amount as at 31.12.2005	**1,011,714**	**603,270**	**180,727**	**18,329**	**71,673**	**1,885,71**

NOTE 21: Deferred tax assets & liabilities

Deferred tax assets:	**31.12.2005**	**31.12.200**
Securities and derivatives	108,092	
Tangible and intangible assets	12,404	19,38
Pension and other post retirement benefits	20,758	24,87
Insurance reserves	49,039	
Other temporary differences	27,124	30,75
Deferred tax assets	**217,417**	**75,02**

Deferred tax liabilities:	**31.12.2005**	**31.12.200**
Securities and derivatives	76,720	25
Tangible and intangible assets	15,533	4,93
Other temporary differences	10,106	5,72
Deferred tax liabilities	**102,359**	**10,91**

NOTE 22: Insurance related assets & receivables

	31.12.2005	31.12.200
Investments on behalf of policyholders who bear the investment risk (Unit linked)	320,396	251,50
Insurance business receivables	182,272	172,44
Amounts receivable from reinsurers	78,821	13,94
Reinsurance business receivables	1,314	1,31
Deferred acquisition costs (DAC)	55,113	53,69
Total	**637,916**	**492,90**

NOTE 23: Other assets

	31.12.2005	31.12.200
Accrued interest and commissions	591,806	577,86
Tax prepayments and other recoverable taxes	163,491	200,21
Private equity: investees assets	112,661	98,09
Trade receivables	88,923	38,52
Assets acquired through foreclosure proceedings	100,209	92,08
Prepaid expenses	27,508	13,88
Other	395,290	588,91
Total other assets	**1,479,888**	**1,609,58**

NOTE 24: Assets and liabilities held for sale and discontinued operations

The Group's North America segment is presented as held for sale following signing of respective agreements for the sale of the two subsidiaries comprising this segment, namely Atlantic Bank of New York (ABNY) and NBG Canada, to Community Bank of New York and Scotia Bank respectively. NBG Canada was sold in February 2006 while the sale of ABNY is expected by the end of June 2006.

The results of the operations for the years ended 31 December 2005 and 31 December 2004 have been reclassified under profit from discontinued operations and are summarised as follows:

Discontinued operations	31.12.2005	31.12.2004
Net interest income	91,275	91,498
Net fee and commission income	11,206	16,834
Net trading income	2,402	2,035
Other operating income	8,504	4,316
Personnel expenses	(40,065)	(38,112)
General & administrative expenses	(22,396)	(21,526)
Depreciation, amortisation and impairment charges	(7,576)	(8,093)
Other operating expenses	(76)	(75)
Impairment losses on loans and advances	4,506	1,393
Profit before tax	**47,780**	**48,270**
Tax expense	(18,760)	(18,919)
Profit for the period from discontinued operations	**29,020**	**29,351**

The proceeds from the disposal will exceed the net carrying amount of the relevant assets and liabilities and accordingly, no impairment loss has been recognised upon classification of these operations as held for sale. The classes of assets and liabilities comprising the disposal group classified as held for sale are as follows:

Assets classified as held for sale	31.12.2005
Cash and balances with central banks	40,990
Due from banks (net)	35,663
Loans and advances to customers (net)	1,444,732
Investment securities	1,064,138
Goodwill & other intangible assets	11,920
Property & equipment	42,733
Deferred tax assets	16,230
Other assets	75,797
Total assets	**2,732,203**

Liabilities classified as held for sale	
Due to banks	580,357
Due to customers	1,651,595
Deferred tax liabilities	7,192
Other liabilities	20,021
Total liabilities	**2,259,165**
Net assets of disposal group	**473,038**

NOTE 25: Due to banks	31.12.2005	31.12.200
Demand deposits due to credit institutions	121,574	161,10
Time deposits due to credit institutions	170,220	807,56
Interbank deposits and amounts due to ECB	2,142,931	726,73
Amounts due to Central Bank	21,154	6,20
Securities sold under agreements to repurchase	2,479,469	4,520,19
Other	125,502	191,93
Total due to banks	**5,060,850**	**6,413,74**

NOTE 26: Due to customers	31.12.2005	31.12.200
Deposits:		
Individuals	35,470,034	32,649,18
Corporates	5,142,454	3,895,90
Government and agencies	2,116,339	1,901,09
Total deposits	**42,728,828**	**38,446,18**
Securities sold to customers under agreements to repurchase	247,348	2,161,67
Other due to customers	373,944	257,31
Amounts due to customers	**43,350,120**	**40,865,17**

NOTE 27: Debt securities in issue	% Interest rate	31.12.2005	31.12.200
Mortgage bonds	7%	20,295	20,45
Bonds Issue	8%	-	5,94
Corporate bonds - fixed rate	3%	140,223	
Corporate bonds- floating rate	4%	2,999	
Other		11,780	37,05
Total		**175,297**	**63,44**

NOTE 28: Other borrowed funds	31.12.2005	31.12.200
Fixed rate notes	215,983	
Floating rate notes	741,005	748,64
Total	**956,988**	**748,64**

In June 2002, NBG Finance plc, a wholly owned subsidiary of the Bank, issued €750 million Subordinated Callable Floating Rate Notes guaranteed on a subordinated basis by the Bank due in June 2012. The notes are redeemable at the option of the Bank in or after June 2007. The notes carry interest at EURIBOR plus 80 bps to June 2007 and EURIBOR plus 210 bps thereafter, which is paid quarterly. The subordinated loan is carried at amortised cost. The commissions and other costs related to the issuance of those notes are amortised as interest expense on a constan yield basis over the period from the placement to the first redemption option.

In June 2005, NBG Finance plc, a wholly owned subsidiary of the Bank, issued JPY30 billion Subordinated Callable Floating Rate Notes guaranteed on a subordinated basis by the Bank due in June 2035. The notes may be redeemed at the option of the Bank in or after June 2015. The notes carry fixed rate interest of 2.755% which is payable semi-annually in arrears. The subordinated loan is carried at amortised cost.

The commissions and other costs related to the issuance of those notes are amortised as interest expense on constant yield basis over the period from the placement to the first redemption option.

NOTE 29: Insurance related reserves _ liabilities	31.12.2005	31.12.2004
Insurance reserves		
Life		
Mathematical reserve	688,668	639,041
Outstanding claims reserve	33,943	29,694
Other	7,063	7,562
Property and Casualty		
Unearned premia reserve	146,800	122,049
Outstanding claims reserve	339,574	236,887
Other	684	435
Insurance provisions for policies where the holders bear the investment risk (Unit linked)	320,396	251,507
Total Insurance reserves	**1,537,128**	**1,287,175**
Other Insurance liabilities		
Liabilities relating to deposit administration funds (DAF)	141,393	-
Amounts payable to brokers, agents and sales partners	37,980	28,552
Amounts payable to reinsures	16,772	10,703
Liabilities arising from reinsurance operations	976	267
Total insurance related reserves & liabilities	**1,734,249**	**1,326,697**

NOTE 30: Other liabilities	31.12.2005	31.12.2004
Accrued interest and commissions	285,790	196,681
Creditors and suppliers	247,074	277,112
Amounts due to government agencies	357,166	240,268
Private equity: liabilities of investees entities	192,874	157,895
Other provisions	43,103	53,789
Taxes payable - other than income taxes	53,171	53,858
Current tax liabilities	177,302	150,328
Accrued expenses and deferred income	45,581	52,961
Payroll related accruals	47,948	58,137
Dividends payable	13,108	13,503
Other	497,583	88,720
Total other liabilities	**1,960,701**	**1,343,252**

NOTE 31: Contingent Liabilities and Commitments	31.12.2005	31.12.2004
Commitments to extend credits	11,101,650	9,309,410
Commercial letters of credit	152,911	336,032
Standby letters of credit and financial guarantees written	2,731,634	1,944,340
Total	**13,986,195**	**11,589,782**
d. Assets pledged		
Assets pledged as collaterals	**1,585,916**	**1,340,309**
e. Operating lease commitments		
No later than 1 year	23,398	23,639
Later than 1 year and no later than 5 years	65,215	69,136
Later than 5 years	69,826	60,316
	158,439	**153,091**

NOTE 32: Share capital, share premium and treasury shares

Share capital	No of shares	€'000
As at 1 January 2004	255,058,085	1,147,76
Capitalisation of fixed asset revaluation reserve	76,517,426	344,32
As at 31 December 2004	**331,575,511**	**1,492,09**
Merger through absorption of subsidiaries:		
Share capital authorised, issued and fully paid on merger with National Investment Company	5,023,534	123,58
Share capital authorised and fully paid, to be issued upon completion of merger with National Real Estate	2,670,367	80,67
As at 31 December 2005	**339,269,412**	**1,696,34**

The total number of authorised, issued and fully paid ordinary shares as at 31 December 2005 was 336,599,045 (200 331,575,511) with a nominal value of €4.80 per share. Upon completion of the merger with National Real Estate, the Bank's total number of shares will increase by 2,670,367 shares and the nominal value of the shares will increase to €5 per share through the legal capitalisation of share premium and reserves, which was given effect as of 31 July 2005, the effective date of the legal merger.

Share Premium:	31.12.2005	31.12.200
As at 1 January	**32,393**	**32,39**
Merger through absorption of National Investment	13,100	
Merger through absorption of National Real Estate	(45,493)	
As at 31 December	-	**32,39**

Treasury Shares:	No of shares	€ '000
As at 1 January 2004	**10,693,878**	**348,79**
Purchases of treasury shares	4,938,274	44,47
Sales of treasury shares	(6,230,254)	(183,137
As at 31 December 2004	**9,401,898**	**210,12**
Purchases of treasury shares	1,543,523	32,93
Sales of treasury shares	(10,251,461)	(220,381
As at 31 December 2005	**693,960**	**22,68**

The Bank has in place a programme to purchase up to 5,000,000 own shares, at a price of no less than €5.00 and no more than €37.00 per share between 1 January and 15 May 2006. This purchase will be carried out by virtue of BoD resolution of 29 December 2005, in implementation of the resolution of the Annual General Meeting of Shareholders of 17 May 2005 regarding the purchase, by 15 May 2006, of own shares up to an amount equal to 5% of total stock, including stock owned by the Bank from time to time, in accordance with article 16, par. 5 of Companies' Act 2190/1920. At 31 December 2005, the Bank and certain subsidiaries held 693,960 NBG shares as par of their investment activity representing 0.20% of the issued share capital (2004: 9,401,898, representing 2.84% of the issued share capital).

Stock Option Program: On 22 June 2005, at a General Meeting of Shareholders, a stock options programme (the Programme) was approved for the executive members of the Board of Directors (BoD), management and staff of the Group. The Programme shall last for five years and expire in 2010. The Bank's BoD may decide to grant the options one-off or in parts at any time at its discretion. The maximum number of shares to issue under the Programme shall be 2.5 million. The strike price shall be within the range of €4.50 to 70% of the average price thereof within the time period from 1 January of the year the options are granted until the date they are first exercised. All other details of the Program shall be decided by the BoD at a later date.

NOTE 33: Reserves & Retained Earnings	31.12.2005	31.12.2004
Statutory reserve	252,594	207,770
Available for sale securities reserve	42,215	-
Currency translation differences reserve	17,803	(4,460)
Other reserves and retained earnings	1,137,551	838,038
Total reserves and retained earnings	**1,450,163**	**1,041,348**

NOTE 34: Minority Interest	31.12.2005	31.12.2004
Balance as at 1 January	**302,321**	**342,579**
IAS 39 adjustments	(31,739)	-
Balance as at 1 January as restated	**270,582**	**342,579**
Acquisitions /disposals	28,695	(31,012)
Merger through absorption of subsidiaries	(209,292)	-
Share of net profit of subsidiaries	23,590	12,771
Dividends of prior year	-	(10,173)
Exchange differences	144	-
Other	(3,722)	(11,844)
Balance as at 31 December	**109,997**	**302,321**

NOTE 35: Undated Tier I perpetual securities	31.12.2005	31.12.2004
Innovative preferred securities	350,000	350,000
Non-innovative preferred securities	732,581	482,149
Undated Tier I perpetual securities	**1,082,581**	**832,149**

Innovative preferred securities:

In July 2003, NBG Funding Ltd, a wholly owned subsidiary of the Bank, issued €350 million Series A Floating Rate Non-Cumulative Non-Voting Preferred Securities guaranteed on a subordinated basis by the Bank. The securities are perpetual and may be redeemed by NBG Funding, in whole but not in part in July 2013 or on any dividend date falling thereafter subject to the consent of the Bank. The preferred dividend rate is the three-month EURIBOR plus 175 bps until 11 July 2013 and EURIBOR plus 275 bps thereafter, which is paid quarterly.

Non-innovative preferred securities:

In November 2004, NBG Funding Ltd issued €350 million Series B and USD180 million Series C Constant Maturity Swap ("CMS") Linked Subordinate Callable Notes. The notes are perpetual and may be redeemed by NBG Funding, in whole but not in part in November 2014 or any dividend date falling thereafter subject to the consent of the Bank. The preferred dividend rate for series B is 6.25% the first year and then is determined as the 10-year EUR CMS mid swap rate plus 12.5bps reset every six months and capped at 8% paid semi-annually and for series C is 6.75% the first year and then is determined as the 10-year USD CMS mid swap rate plus 12.5bps reset every six months and capped at 8.5% paid semi-annually.

In February 2005, NBG Funding Ltd issued €230 million Series D Constant Maturity Swap ("CMS") Linked Subordinate Callable Notes guaranteed on a subordinated basis by the Bank. The notes are perpetual and may be redeemed by NBG Funding, in whole but not in part on 16 February 2015 or any dividend date falling thereafter subject to the consent of the Bank. The preferred dividend rate for series D is 6% until 16 February 2010 and thereafter is determined as the difference of 10-year EUR CMS mid swap rate minus the 2-year mid swap rate multiplied by four subject to a minimum rate of 3.25% and capped at 10% paid annually.

The proceeds of the instruments issued by NBG Funding were lent to NBG Finance through Eurobond issues and ultimately lent to the Bank under loan agreements with the same terms as each one of the instruments referred to above but with a 30-year maturity.

NOTE 36: Dividend per share

On 17 May 2005, at the Annual General Meeting of the Shareholders of the Bank, the shareholders approved the distribution of a cash dividend in the amount of €0.60 per share (2004: €0.65). The Board of Directors, following the approval of these Financial Statements will propose to the Bank's Annual General Meeting to be held on 27 April 2006, the distribution of a €1 dividend to ordinary shareholders.

NOTE 37: Group consolidated companies

Name	Country of incorporation	% Participation 31.12.2005	% Participation 31.12.2004
National Investment Company	Greece	-	46.42%
National Securities SA	Greece	100.00%	100.00%
Ethniki Kefalaiou SA	Greece	100.00%	100.00%
Diethniki Mutual Fund Management	Greece	100.00%	100.00%
National Management & Organisation Co	Greece	100.00%	100.00%
Ethniki Leasing SA	Greece	100.00%	100.00%
National Mutual Fund Management	Greece	100.00%	100.00%
NBG Venture Capital SA	Greece	100.00%	100.00%
National Development of Northern Greece SA	Greece	-	65.00%
NBG Balkan Fund Ltd	Cyprus	100.00%	100.00%
NBG Greek Fund Ltd	Cyprus	100.00%	100.00%
ETEBA Emerging Markets Fund Ltd	Cyprus	100.00%	100.00%
ETEBA Estate Fund Ltd	Cyprus	100.00%	100.00%
ETEBA Venture Capital Management Ltd	Cyprus	100.00%	100.00%
NBG Bancassurance SA	Greece	100.00%	100.00%
Atlantic Bank of NY	USA	100.00%	100.00%
NBG Canada	Canada	100.00%	100.00%
SABA	S. Africa	99.50%	99.47%
NBG Cyprus Ltd	Cyprus	100.00%	100.00%
National Securities Co (Cyprus Ltd)	Cyprus	100.00%	100.00%
NBG Management Services Ltd	Cyprus	100.00%	100.00%
Stopanska Banka AD	FYROM	71.20%	71.20%
United Bulgarian Bank (UBB)	Bulgaria	99.91%	99.91%
NBG International Ltd	United Kingdom	100.00%	100.00%
NBGI Inc. (NY)	USA	100.00%	100.00%
NBG Private Equity Ltd	United Kingdom	100.00%	100.00%
NBG Finance plc	United Kingdom	100.00%	100.00%
Interlease AD (Sofia)	Bulgaria	87.50%	87.50%
ETEBA Bulgaria AD	Bulgaria	100.00%	100.00%
ETEBA Romania SA	Romania	100.00%	100.00%
ETEBA Advisory SRL	Romania	100.00%	100.00%
NBGI Jersey Limited	United Kingdom	-	100.00%
NBG Luxembourg Holding SA	Luxembourg	100.00%	100.00%
NBG Lux Finance Holding SA	Luxembourg	100.00%	100.00%
National Real Estate	Greece	-	79.60%
Innovative Ventures SA (I-Ven)	Greece	100.00%	100.00%
NBG Funding Ltd	United Kingdom	100.00%	100.00%
Banca Romaneasca SA	Romania	97.14%	90.87%
Ethniki Hellenic General Insurance	Greece	76.65%	76.00%
ASTIR Palace Vouliagmenis SA	Greece	78.06%	76.75%
ASTIR Alexandroupolis SA	Greece	100.00%	100.00%
Grand Hotel Summer Palace SA	Greece	100.00%	100.00%
NBG Training Center SA	Greece	100.00%	100.00%
Ethnodata SA	Greece	100.00%	100.00%
ΚΑΔΜΟΣ SA	Greece	100.00%	100.00%
DIONYSOS SA	Greece	99.91%	79.52%
EKTENEPOL Construction Company	Greece	100.00%	79.60%
Mortgage, Touristic PROTYPOS SA	Greece	100.00%	79.60%
Hellenic Touristic Constructions	Greece	77.76%	61.90%
Ethnoplan SA	Greece	100.00%	97.00%
Ethniki Ktimatikis Ekmetalefsis SA	Greece	100.00%	-
NBG I Private Equity Funds	United Kingdom	100.00%	100.00%
NBG International Holdings BV	Netherlands	100.00%	-
Eurial Leasing SRL	Romania	70.00%	-
Ethniki Insurance (Cyprus) Ltd	Cyprus	79.19%	78.64%
Ethniki General Insurance (Cyprus) Ltd	Cyprus	79.19%	78.64%
Insurance-Reinsurance Hellenic-Romanian Company Garanta SA	Romania	71.49%	63.48%
Audatex Hellas SA	Greece	53.65%	53.21%
Alpha Insurance Brokerage SA	Greece	72.82%	-

1. Mergers through absorption

National Bank of Greece and National Real Estate

The Boards of Directors of the Bank and National Real Estate, further to their decisions (dated 29 July 2005) regarding the merger of the two companies through absorption of the latter by the Bank, proposed to the General Meetings of their Shareholders the following share exchange ratio: 2 shares of the absorbing National Bank for 15 shares of the absorbed National Real Estate. Approval by regulatory authorities to initiate the merger procedures was obtained in October 2005 (Greek Government Gazette 11146/21.10.2005). PricewaterhouseCoopers and KPMG were engaged as auditors to certify the book value of National Bank of Greece's and National Real Estate's assets respectively, as at the transformation balance sheet date (31 July 2005) and opine on the fairness of the share swap ratio. PricewaterhouseCoopers and KPMG issued their fairness opinion on the share swap ratio.

On 3 February 2006, the second repeat General Meeting of the Bank's Shareholders approved the above merger under the terms proposed by the Board of Directors and the merger is considered to have been consummated on that date, with effect from 31 July 2005, the date of the transformation balance sheet in accordance with prevailing Greek law. Accordingly, the assets and liabilities of National Real Estate have been incorporated in the financial statements of the Bank for the year ended 31 December 2005.

On completion of the merger and cancellation of National Real Estate shares owned by National Bank, the Bank's total number of shares will increase by 2,670,367 shares which, added to existing shares (i.e. 336,599,045), will raise the total number of the Bank's shares to 339,269,412.

2. Acquisitions & Disposals

1. In January 2006, following its Board of Directors decision on 20 December 2005, the Bank participated in the share capital increase of its subsidiary Banca Romaneasca for 109,802,021 out of 126,000,000 new shares amounting to RON219.6 million (€63m), with the option to cover in full the share capital increase up to the amount of RON252 million (€70 million).

2. In January 2006, the Bank concluded the sale of its subsidiary ASTIR Alexandroupolis. The total consideration received was €6.53 million.

3. In February 2006, the Bank announced the conclusion of the agreement for the sale of its subsidiary National Bank of Greece (Canada) to Scotiabank. The total consideration received was CAD71.3 million (€52 million).

4. On 15 February 2006, National Insurance completed the acquisition of 100% of the share capital of Alpha Insurance Romania for a consideration of €2.7 million. The acquisition was funded by the company's own capital.

SECTION 6

SUMMARY FINANCIAL DATA

National Bank of Greece SA

SUMMARY FINANCIAL DATA AND INFORMATION AS AT AND FOR THE YEAR ENDED 31 DECEMBER 2005

(Published in accordance with article 135 of Law 2190, for enterprises preparing annual stand-alone and consolidated financial statements in accordance with IFRS)

(amounts in thousand EUR)

Company Information

Headquarters:	86, Eolou Str., 102 32 Athens
Register Numbers of SA	6062/06/B/86/01
Supervising Prefecture:	Athens Prefecture
Date of approval of Financial Statements by BoD:	28 February 2006
Certified Public Accountant - Auditor:	Nicolaos C. Sofianos (RN SOEL 12231)
Audit Firm:	Deloitte, Hadjipavlou Sofianos & Cambanis SA Assurance & Advisory Services
Auditors's report:	Unqualified opinion - Emphasis of matter
Issue Date of auditors's report:	28 February 2006
Website:	www.nbg.gr

The financial data and information listed below provide a summarized view of the financial position and results of National Bank of Greece and its Group. W therefore suggest to the user, before proceeding to any investment decision or other transaction with the Bank or its Group, to visit National Bank of Greece web-site (www.nbg.gr), where the Financial Statements as at 31 December 2005 prepared in accordance with IFRS have been published.

Balance Sheet

	Group		Bank	
Assets	**31/12/2005**	**31/12/2004**	**31/12/2005**	**31/12/200**
Cash and balances with central banks	2,431,287	1,145,042	1,848,223	817,61
Treasury bills and other eligible bills	177,023	150,400	86,078	118,67
Due from banks (net)	4,085,204	8,587,378	4,142,623	8,322,50
Financial assets at fair value through P&L	13,667,471	11,615,536	13,409,663	11,293,11
Derivative financial instruments	309,030	-	283,500	
Loans and advances to customers (net)	29,528,178	26,052,758	27,178,715	23,096,95
Investment securities-available for sale	2,812,794	2,382,941	2,153,682	339,64
Investment securities-held to maturity	20,867	-	43,781	
Investment property	126,506	123,742	416	41
Investment in subsidiaries	-	-	1,398,070	1,528,64
Goodwill & other intangible assets	249,152	219,671	278,025	280,59
Property & equipment	65,911	72,763	33,878	28,71
Property & equipment	1,885,713	1,959,636	1,142,738	1,060,86
Deferred tax assets	217,417	75,022	148,759	41,15
Insurance related assets and receivables	637,916	492,904	-	
Other assets	1,479,888	1,609,584	1,111,303	1,218,53
Assets classified as held for sale	2,732,203	-	19,476	
Total assets	**60,426,560**	**54,487,377**	**53,278,930**	**48,147,43**

	Group		Bank	
Liabilites	**31/12/2005**	**31/12/2004**	**31/12/2005**	**31/12/200**
Due to banks	5,060,850	6,413,741	4,986,420	5,748,85
Derivative financial instruments	302,698	-	303,422	
Due to customers	43,350,120	40,865,176	41,060,200	37,174,56
Debt securities in issue	175,297	63,448	-	
Other borrowed funds	956,988	748,642	2,024,051	1,582,14
Insurance related reserves and liabilities	1,734,249	1,326,697	-	
Current tax liabilities	177,302	150,328	139,375	108,87
Deferred tax liabilities	102,359	10,917	85,575	4,34
Retirement benefit obligations	207,725	225,331	62,856	40,96
Other liabilities	1,783,399	1,192,924	1,644,542	864,40
Liabilities classified as held for sale	2,259,165	-	-	
Total liabilities	**56,110,152**	**50,997,204**	**50,306,441**	**45,524,16**
Shareholders' Equity				
Share capital	1,696,347	1,492,090	1,696,347	1,492,09
Share premium account	-	32,393	-	32,39
Less: treasury shares	(22,680)	(210,128)	(1,085)	(29,518
Reserves and retained earnings	1,450,163	1,041,348	1,277,227	1,128,30
Equity attributable to NBG shareholders	**3,123,830**	**2,355,703**	**2,972,489**	**2,623,27**
Minority interest	109,997	302,321	-	
Undated tier I perpetual securities	1,082,581	832,149	-	
Total shareholders' equity	**4,316,408**	**3,490,173**	**2,972,489**	**2,623,27**
Total equity and liabilities	**60,426,560**	**54,487,377**	**53,278,930**	**48,147,43**

Income Statement

	Group		Bank	
	1/1-31/12/2005	1/1-31/12/2004	1/1-31/12/2005	1/1-31/12/2004
Interest and similar income	2,426,266	2,089,533	2,153,971	1,871,114
Interest expense and similar charges	(830,506)	(755,737)	(818,197)	(712,699)
Net interest income	**1,595,760**	**1,333,796**	**1,335,774**	**1,158,415**
Fee and commission income	455,810	414,380	298,729	286,910
Fee and commission expense	(30,759)	(26,525)	(57,756)	(57,080)
Net fee and commisssion income	**425,051**	**387,855**	**240,973**	**229,830**
Earned premia net of reinsurance	551,990	560,939	-	-
Net claims incurred	(451,609)	(471,847)	-	-
Net premia from insurance contracts	**100,381**	**89,092**	-	-
Dividend income	13,760	17,150	47,455	80,102
Net trading income	67,522	106,750	11,035	73,877
Net result from investment securities	127,679	880	102,689	(352)
Other operating income	161,693	143,129	31,060	44,949
Total operating income	**2,491,846**	**2,078,652**	**1,768,986**	**1,586,821**
Personnel expenses	(877,307)	(995,972)	(657,640)	(791,119)
General & administrative expenses	(334,532)	(329,965)	(212,431)	(208,884)
Depreciation, amortisation and impairment charges	(114,551)	(125,161)	(72,146)	(79,720)
Other operating expenses	(39,808)	(50,468)	(12,481)	(22,272)
Total operating expenses	**(1,366,198)**	**(1,501,566)**	**(954,698)**	**(1,101,995)**
Impairment losses on loans and advances	(226,259)	(173,843)	(191,421)	(137,679)
Share of profit of associates	43,700	25,154	-	-
Profit before tax	**943,089**	**428,397**	**622,867**	**347,147**
Tax expense	(221,157)	(165,400)	(148,553)	(112,246)
Profit for the year from continuing operations	**721,932**	**262,997**	**474,314**	**234,901**
Profit for the year from discontinuing operations	29,020	29,351	-	-
Profit for the year	**750,952**	**292,348**	**474,314**	**234,901**
Attributable to:				
Minority interests	23,590	12,771		
NBG equity shareholders	**727,362**	**279,577**		
Earnings per share				
Basic & Diluted from continuing & discontinued operations	**€ 2.08**	**€ 0.83**		
Basic _ Diluted from continuing operations	**€ 1.99**	**€ 0.74**	**€ 1.42**	**€ 0.71**
Proposed dividend per share for the year ended 31.12.2005			**€ 1.00**	
Adjusted dividend per share for the year ended 31.12.2004				**€ 0.58**

Statement of Changes In Equity

	Group		Bank	
	1/1-31/12/2005	1/1-31/12/2004	1/1-31/12/2005	1/1-31/12/2004
Balance at the beginning of the year	**3,490,173**	**2,847,966**	**2,623,273**	**2,583,391**
Adoption of IAS 39 & IFRS 4	(142,500)	-	2,696	-
Restated balance at the beginning of the year	**3,347,673**	**2,847,966**	**2,625,969**	**2,583,391**
Changes during the year:				
Net profit for the year	727,362	279,577	474,314	234,901
Net change in treasury shares	187,448	138,662	28,433	(29,235)
Prior year dividends, merger by absorption of subsidiaries, other changes	(4,183)	(217,922)	(156,227)	(165,784)
Minority interests	(192,324)	(40,259)	-	-
Hybrid capital	250,432	482,149	-	-
Balance at the end of the year	**4,316,408**	**3,490,173**	**2,972,489**	**2,623,273**

The Board of Directors

Executive Members:	
Efstratios - Georgios (Takis) A. Arapoglou	Chairman & Chief Executive Officer
Ioannis G. Pehlivanidis	Deputy Chief Executive Officer
Non-executive Members:	
George M. Athanasopoulos	Employees' representative
John P. Panagopoulos	Employees' representative
Ioannis C. Yiannidis	Professor, University of Athens Law School
Independent Non-Executive Members:	
H.E. the Metropolitan of Ioannina Theoklitos	
Stefanos C. Vavalidis	Member of the Board of Directors, European Bank for Reconstruction & Development
Dimitrios A. Daskalopoulos	Chairman and Managing Director, Delta SA, Vice Chairman, Federation of Greek Industrialists
Nikolaos D. Efthymiou	Chairman, Association of Greek Shipowners
George Z. Lanaras	Shipowner
Stefanos G. Pantzopoulos	Business Consultant, former Certified Auditor
Constantinos D. Pilarinos	Economist, General Manager of Finances and Technical Services, Church of Greece
Drakoulis K. Fountoukakos-Kyriakakos	Entrepreneur, Chairman of Athens Chamber of Commerce and Industry
Ioannis Vartholomeos	Professor, University of Piraeus, Governor of IKA (Social Security Fund)
Ploutarchos K. Sakellaris	Professor, University of Athens, and Chairman, Council of Economic Advisors.

Consolidated Companies

Subsidiaries (fully consolidated)	Headquarters	% participation	Unaudited Tax Years
National Securities SA	Greece	100.00%	2003-2005
Ethniki Kefalaiou SA	Greece	100.00%	-
Diethniki Mutual Fund Management	Greece	100.00%	2005
National Management & Organization Co - ETHNOCARTA	Greece	100.00%	2004-2005
Ethniki Leasing SA	Greece	100.00%	2001-2005
National Mutual Fund Management	Greece	100.00%	2003-2005
NBG Venture Capital SA	Greece	100.00%	2003-2005
NBG Balkan Fund Ltd	Cyprus	100.00%	1999-2005
NBG Greek Fund Ltd	Cyprus	100.00%	1999-2005
ETEBA Emerging Markets Fund Ltd	Cyprus	100.00%	1999-2005
ETEBA Estate Fund Ltd	Cyprus	100.00%	1999-2005
ETEBA Venture Capital Management Co Ltd	Cyprus	100.00%	1999-2005
NBG Bancassurance SA	*Greece*	*100.00%*	*2003-2005*
Atlantic Bank of New York	USA	100.00%	2001-2005
National Bank of Greece (Canada)	Canada	100.00%	2001-2005
The South African Bank of Athens Ltd	South Africa	99.50%	2005
National Bank of Greece (Cyprus) Ltd	Cyprus	100.00%	1994-2005
National Securities Co Ltd	Cyprus	100.00%	-
NBG Management Services Ltd	Cyprus	100.00%	2000-2005
Stopanska Banka AD, Skopje	FYROM	71.20%	2005
United Bulgarian Bank AD, Sofia (UBB)	Bulgaria	99.91%	2001-2005
NBG International Ltd	United Kingdom	100.00%	2005
NBG International Inc (NY)	USA	100.00%	2001-2005
NBGI Private Equity Ltd	United Kingdom	100.00%	2005
NBG Finance Plc	United Kingdom	100.00%	2005
Interlease AD, Sofia	Bulgaria	87.50%	2004-2005
ETEBA Bulgaria AD	Bulgaria	100.00%	-
ETEBA Romania SA	Romania	100.00%	2000-2005
ETEBA Advisory SRL	Romania	100.00%	-
NBG Luxembourg Holding SA	Luxembourg	100.00%	-
NBG Luxfinance Holding SA	Luxembourg	100.00%	-
Innovative Ventures SA (I-Ven)	Greece	100.00%	2004-2005
NBG Funding Ltd	United Kingdom	100.00%	-
Banca Romaneasca SA	Romania	97.14%	2003-2005
Ethniki Hellenic General Insurance	Greece	76.65%	2003-2005
Ethniki Insurance (Cyprus) Ltd	Cyprus	79.19%	1998-2005
Ethniki General Insurance (Cyprus) Ltd	Cyprus	79.19%	1998-2005
Garanta SA	Romania	71.49%	2003-2005
Audatex Hellas SA	*Greece*	*53.65%*	*2003-2005*
ALPHA Insurance Brokerage SA	Greece	72.82%	2003-2005
ASTIR Palace Vouliagmenis SA	Greece	78.10%	2004-2005
ASTIR Alexandroupolis SA	Greece	100.00%	2003-2005
Grand Hotel Summer Palace SA	Greece	100.00%	2005
NBG Training Center SA	Greece	100.00%	2003-2005
Ethnodata SA	Greece	100.00%	2005
ΚΑΔΜΟΣ SA	Greece	100.00%	2003-2005
DIONYSOS SA	Greece	99.91%	2003-2005
EKTENEPOL Construction Company SA	Greece	100.00%	2001-2005
Mortgage, Touristic PROTYPOS SA	Greece	100.00%	2003-2005
Hellenic Touristic Constructions	Greece	77.76%	2003-2005

Consolidated Companies: (continued)

Ethnoplan SA	Greece	100.00%	2005
Ethniki Ktimatikis Ekmetalefsis SA	Greece	100.00%	1991-2005
NBGI Private Equity Funds	United Kingdom	100.00%	2004-2005
NBG International Holdings BV	Netherlands	100.00%	-
EURIAL Leasing SA	Romania	70.00%	2003-2005

Associated (equity method of consolidation)	Headquarters	% participation	Unaudited Tax Years
Social Securities Funds Management	Greece	40.00%	2000-2005
Phosphate Fertilisers Industry SA	Greece	24.23%	2001-2005
Larko SA	Greece	36.43%	2002-2005
Siemens Industrial SA	Greece	30.00%	2004-2005
Eviop Tempo SA	Greece	21.21%	2002-2005
Teiresias SA	Greece	39.34%	2003-2005
Ellenikes Exoches SA	Greece	20.23%	2003-2005
AGET Heracles Cement Co. SA	Greece	26.00%	2003-2005
Pella SA	Greece	20.89%	2001-2005
Planet SA	Greece	31.72%	2003-2005
Agris SA	Greece	29.34%	2000-2005
Kariera SA	Greece	35.00%	2004-2005
Zymi SA.	Greece	32.00%	2003-2005

Cash Flow Statement

	Group		Bank	
Net Cash flow from:	1/1-31/12/2005	1/1-31/12/2004	1/1-31/12/2005	1/1-31/12/2004
Operating activities	(3,101,031)	(878,843)	(2,766,798)	(1,209,639)
Investing activities	526,036	(323,038)	712,509	6,873
Financing activities	642,502	367,490	306,973	274,388
Effect of foreign exchange rate changes on cash and cash equivalents	129,581	(116,487)	114,078	(111,275)
Net increase / (decrease) in cash and cash equivalents	**(1,802,912)**	**(950,878)**	**(1,633,238)**	**(1,039,653)**
Cash and cash equivalents at beginning of the year	4,930,173	5,881,051	4,270,439	5,310,092
Cash and cash equivalents at beginning of the year of merged companies	-	-	9,293	-
Cash and cash equivalents at year end-discontinued operations	(62,515)	-	-	-
Cash and cash equivalents at end of year	**3,064,746**	**4,930,173**	**2,646,494**	**4,270,439**

Notes

1) The accounting policies adopted are in accordance with the provisions of International Financial Reporting Standards (IFRS). 2) The parent company has been audited by the tax authorities up to and including 2004. 3) As at 31.12.2005, the fixed assets of the Group are free of liens and encumbrances. 4) Cases under litigation or in arbitration as well as pending cases before the Courts or Arbitration Courts are not expected to have a material impact on the financial position or operations of the Group. 5) The total number of employees of the Group and the Bank as at 31 December 2005 was 21,718 and 13,743 respectively. 6) Amounts due from and owed to as well as income from and expenses to and off-balance sheet items with related parties of the Group, as such are defined in IAS 24, amounted to €43 million, €41 million, €4 million, €20 million and €58 million respectively. The corresponding balances and transactions for the Bank were €1,454 million, €3,008 million, €58 million, €175 million and €149 million respectively.
7) The Group adopted IAS 32 and 39, and IFRS 4 on 1 January 2005. Consequently, the balances in accounts: "Investment securities-available for sale" and "Investment securities-held to maturity" are not comparable with the respective accounts of the 2004 financial year. 8) Of all companies consolidated as at 31.12.2005, EURIAL Leasing SA, NBG International Holdings BV and ALPHA Insurance Brokerage S.A. were consolidated for the first time, and of all companies consolidated as at 31.12.2004, National Investment Company SA, and National Real Estate SA, are no longer consolidated due to their merger by absorption from the Bank, whereas National Development of Northern Greece SA and NBGI Jersey Ltd are no longer consolidated as they have been placed in liquidation. 9) During 2005, the merger between the Bank and National Company of Portfolio Investments SA was completed with the absorption of the latter by the former. Due to the merger, share capital increased by €123,585 thousand with the issue of 5,023,534 shares to minority shareholders. 10) The Bank's financial figures for the year 2005 include the financial figures of National Real Estate SA as of the effective date of the merger 31.07.2005 and onwards. Due to the merger the share capital increased by €80,672 thousand and there is an outstanding issue of 2,670,367 shares to minority shareholders. 11) Certain amounts as at 31.12.2004 were reclassifed in order to render them comparable to the respective amounts of 31.12.2005.

Athens, 28 February 2006

THE CHAIRMAN AND CHIEF EXECUTIVE OFFICER	THE DEPUTY CHIEF EXECUTIVE OFFICER	THE CHIEF FINANCIAL AND CHIEF OPERATIONS OFFICER	THE CHIEF ACCOUNTANT
EFSTRATIOS - GEORGIOS A. ARAPOGLOU	IOANNIS G. PEHLIVANIDIS	ANTHIMOS C. THOMOPOULOS	IOANNIS P. KYRIAKOPOULOS

AUDIT COMMITTEE REPORT TO SHAREHOLDER

The Audit Committee of NBG is composed of the following five members:

George Lanaras	Shipowner and former President of the Hellenic Chamber of Shippin *Chairman*
Stefanos Pantzopoulos	Business Consultant, Former Certified Auditor *Vice-Chairman and Advisor on US Securities and Exchange Commissic matters*
Ploutarchos Sakellaris	Professor and Chairman of the Council of Economic Advisors *Member*
Ioannis Vartholomaios	Professor and Chairman of IKA *Member*
Drakoulis Fountoukakos	Businessman, Chairman of the Athens Chamber of Commerce and Industry *Member*

All of the committee members are independent, non-executive members of the Board c Directors of the Bank. Their term of office is due to expire on 30 June 2006.

The Audit Committee convened sixteen times in 2005, compared with seven in 2004. It is charged with the task of supervising the work of internal auditors, reviewing the results of such audits and, in particular, the efficiency and effectiveness of the Group's financial reporting, as well as the adequacy and efficiency of NBG's System of Internal Controls. The Committee is informed of relative developments, and monitors and provides opinions on the ongoing restructuring of the Internal Control Division in order to meet effectively the increasing needs of the Bank and its Group.

The Audit Committee, in its capacity as an independent body, held meetings with the certified auditors of the Bank and the Group in order to promptly address any problems, including matters arising from the Group's activities subject to Greek and US legislation, and review the progress of controls. The auditors presented the annual and semi-annual financial statements, and answered questions put to them by members of the Committee. The Committee also met regularly with the Bank's financial division to ensure that the procedures for drawing up the financial statements and reports of the Bank are adequate and effective. The Bank's internal and external auditors informed the Audit Committee that their controls did not reveal any substantial issue that could materially affect the financial statements and smooth operation of the Bank. The relevant meetings of the internal and external auditors with the Committee took place without the presence of Board Members.

The Committee notified staff at the Bank and the other companies of the Group of the procedures by which staff can make confidential complaints regarding accounting and auditing matters, and monitors their implementation.

The Committee held meetings with various General Managers of the Bank on matters relating to its task, and with its advisors on matters relating to Section 404 of the Sarbanes-Oxley Act (on the adequacy and effectiveness of financial reporting) and Basel II (on evaluating capital requirements).

All members of the Committee attended almost all the meetings, the minutes of which are on record. Members did not disagree on any key issue.

The Committee submits quarterly reports to the Board of Directors informing the Board of its observations. It also presented its annual report to the Board, and its agenda for 2006.

In 2005, the Committee drafted new Working Rules for the Committee (approved by the Board on 21 July).

The Committee deems that its collaboration with the individuals and bodies called to report to it was entirely satisfactory and problem free.

George Lanaras	Stefanos Pantzopoulos
Chairman of the Committee	Vice-Chairman

TO THE BANK'S ORDINARY GENERAL MEETING OF SHAREHOLDER[illegible]

to be held on Thursday, 27 April 2006, at 14:00 hou[illegible]

Pursuant to the provisions for Sociétés Anonymes (Companies' Act 2190/1920) and for dematerialisec shares (Law 2396/96), and to the Bank's Articles of Association (Article 11) and Board of Directors' resolution dated 3 April 2006, the Shareholders of banking Société Anonyme National Bank of Greec SA, whose registered office is at Eolou 86, Athens, Greece, are invited to the Bank's Ordinary Gener Meeting to be held at 14:00 hours on Thursday, 27 April 2006, at Eolou 93 (Megaro Mela), Athens, with the following agenda:

1. Submission for approval of the Board of Directors' and the Auditors' Reports on the annual financial statements for the financial year 2005 (i.e. 1 January 2005 - 31 December 2005).
2. Submission for approval of the annual financial statements of the Bank for the year 2005 (i.e. 1 January 2005- 31 December 2005), as well as of the proforma transformation balance sheets and income statements as at 31 May 2005 and 31 July 2005 of the companies (a) National Investment Company SA and (b) National Real Estate SA, respectively, merged through absorption by National Bank of Greece. Approval of distribution of profits and payment of dividend.
3. Discharge of the members of the Board of Directors and the Auditors of National Bank of Greece, as well as of the members of the Board of Directors and the Auditors of the companies (a) National Investment Company SA and (b) National Real Estate SA, merged through absorption by National Bank of Greece, from any liability for indemnity regarding the annual financial statements and management for the year 2005 i.e. 1 January 2005 - 31 December 2005).
4. Approval of the remunerations of the members of the Bank's Board of Directors for the financial year 2005 (pursuant to Companies' Act 2190/1920 Article 24, par. 2), as well as of the Chief Executive Officer's and the Deputy Chief Executive Officer's contracts and remunerations until the Ordinary General Meeting of 2007. Determination of the remunerations of non-executive members of the Board of Directors until the Ordinary General Meeting of 2007. Approval of the remunerations of the BoD members of the companies (a) National Investment Company SA and (b) National Real Estate SA, merged through absorption by National Bank of Greece, for the year 2005.
5. Approval of the members of the Board of Directors', General Managers' and Managers' participation in the Board of Directors or in the management of NBG Group companies pursuing similar or related business goals (as per Companies' Act 2190/1920, Article 23, par. 1 and the Bank's Articles of Association, Article 30, par. 1).
6. Ratification of the election of a BoD member in replacement of a resigned BoD member of National Real Estate SA, merged through absorption by the Bank.
7. Election of regular and substitute Certified Auditors for the Bank's financial statements and the Group's consolidated financial statements, and determination of their remuneration, for 2006.
8. Approval of own shares buy-back program in accordance with Article 16, par. 5 et seq. of Companies' Act 2190/1920.
9. Approval/Change in the use of the balance of funds raised by the absorbed National Real Estate SA
10. Amendment of the existing and approval of a new stock options program enabling the executive members of the Board of Directors, management officers and staff of National Bank of Greece and its affiliated companies to acquire shares of the Bank, pursuant to Companies' Act 2190/1920 Article 13 par. 9, as amended.

11. Amendment of Articles 5, 21, 22, 23, 24 of the Bank's Articles of Association.

12. The Bank's share capital increase through payment in cash of up to €3 billion, observing the pre-emptive rights of the existing shareholders. Board of Directors' authorisation for the settlement of any fractional rights and offering of any unsubscribed shares. Amendment of Articles 4 and 39 of the Bank's Articles of Association referring to share capital due to the said increase.

13. Other announcements and approvals.

According to the law and the Bank's Articles of Association, Shareholders who wish to participate in the Ordinary General Meeting in person or by proxy are requested to proceed as follows:

1. Shareholders of dematerialised shares not held in the Special Securities Account with the Central Securities Depository SA should have their shares blocked, in all or in part, via their Securities Account Operators. Shareholders should subsequently submit the relevant certification, issued by the Central Securities Depository SA and supplied to them by their Securities Account Operators, to the Bank (Head Office, network branches or the Shareholders Department at Eolou 93, Athens) at least five (5) days before the date of the General Meeting (i.e. by Holy Wednesday, 19 April 2006).

2. Shareholders of dematerialised shares which are held in the Special Securities Account with the Central Securities Depository SA should have their shares blocked, in all or in part, directly through the Central Securities Depository SA, by written declaration; the relevant certification issued to the Shareholders by the above-mentioned institution will subsequently be submitted by them to the Bank (Head Office, network branches or the Shareholders Department at Eolou 93, Athens) at least five (5) days before the date of the General Meeting (i.e. by Holy Wednesday, 19 April 2006).

3. Shareholders of non-dematerialised shares or depository documents will have to deposit them with the Bank (Head Office and network branches), or with the Deposit and Loans Fund or with any banking corporation in Greece at least five (5) days before the General Meeting (i.e. by Holy Wednesday, 19 April 2006). Shareholders abroad should deposit their shares with any local NBG Unit (Branch or Representative Office), as applicable, otherwise with any other accredited bank. They should also ensure that the relevant share deposit receipts are submitted to the Bank by the above deadline. Shareholders who are legal entities are further required to submit their legalisation documents to the Bank, according to the law, within the same time limits as above, unless they have already supplied them to an NBG Unit, in which case they need only specify in their proxy the NBG Unit with which their documents are held. In the event that Shareholders wish to be represented by proxy, their representation documents should also be submitted to the Bank by Holy Wednesday, 19 April 2006.

For their convenience, Shareholders who wish to participate in the General Meeting are also offered the option to authorize the Bank to block their shares on their behalf, in which case they are requested to contact the Shareholders Department (Tel. Nos. +30 210 334 3414/16/21/26/28/60/94, and Fax. Nos. +30 210 334 3404/06/10).

Athens, 4 April 2006

By order of the Board of Directors



EFSTRATIOS-GEORGE (TAKIS) ARAPOGLOU

Chairman and Chief Executive Officer

CONTACT INFORMATION

NATIONAL BANK OF GREECE SA
Eolou 86, 102 32 Athens
Tel: 210 3341000 Fax: 210 4806510 telex: 021/4931-38 NBG GR
http://www.nbg.gr

	TELEPHONE	*TELEFAX*	*WEBSITE*
SHAREHOLDER ENQUIRIES:			
BoD Secretariat and Shareholder Services	*210-3343411-2*	*210-3343404*	*www.nbg.gr*
Domestic shareholders	*210-3343460*	*210-3343406*	
	210-3343416		
Overseas shareholders	*210-3343421*	*210-3343410*	
	210-3343426		
Overseas stock-exchange relations	*210-3343424*	*210-3343428*	
SPECIAL BANKING SERVICES:			
Investor Relations	*210-3341620*	*210-3341670*	*www.nbg.gr*
Treasury Division	*210-3328803-4*	*210-3328850*	
Dealing - Room	*210-3328815-7*	*210-3328820*	
International Division I	*210-3344012*	*210-3344060*	
Southeast Europe	*210-3344008*	*210-3344050*	
International Division II	*210-3344001*	*210-3344032*	
Other countries	*210-3344022*	*210-3344040*	
Correspondent Banking	*210-3340454*	*210-3340463*	
Payment systems	*210-3340229*	*210-3340102*	
Private Banking Division	*210-3664144*	*210-3664140*	
Business Credit Division	*210-7727551/336*	*210-7727447*	
Small Business Loans Division	*210-7727677*	*210-7727664*	
Corporate Finance Division	*210-3343217*	*210-3341134*	
Structured & International Finance Division	*210-3341122*	*210-3341179*	
Mortgage Lending Division	*210-9477702*	*210-9477730*	
Consumer Credit Division	*210-9306201-2*	*210-9306233*	
Shipping Finance Division	*210-4144101*	*210-4144120*	
Shipping Branch	*210-4144000-1*	*210-4144005*	
INVESTMENT BANKING SERVICES:			
Capital Markets Division	*210-3347021*	*210-3347020*	*www.nbg.gr*
Project Finance Division	*210-3347062*	*210-3347060*	
STOCK BROKING SERVICES:			
National Securities SA	*210-3328500*	*210-3328565*	*www.e-x.gr*
CUSTODIAN SERVICES:			
Domestic customers	*210-3340261*	*210-3340273*	*www.nbg.gr*
Overseas customers	*210-3340281/3*	*210-3340311*	
VENTURE CAPITAL SERVICES:			
NBG Venture Capital SA	*210-3319560*	*210-3319569*	*www.nbgvc.gr*
LEASING SERVICES:			
Ethniki Leasing SA	*210-3314800-5*	*210-3314819*	*www.ethnolease.gr*
FACTORING SERVICES:			*www.nbg.gr*
Business Credit Division	*210-7727541/485*	*210-7727538*	
MUTUAL FUNDS:			
Diethniki Mutual Fund Management SA	*210-3347400*	*210-3218514*	*www.diethniki.gr*
CREDIT CARD SERVICES:			
National Management & Organization Co SA (ETHNOKARTA)	*210-9503500*	*10-9522057*	*www.ethnokarta.gr*
INSURANCE SERVICES:			
Ethniki Hellenic General Insurance Co SA	*210-9099000*	*210-9099111*	*www.ethniki-asfalistiki.gr*
REAL ESTATE AND STORAGE SERVICES:			
Property Management	*210-3345501*	*210-3345504*	
Storage Management	*210-5500000*	*210-5551429*	
Ethniki Kefalaiou SA	*210-3340850*	*210-3217905*	
EKTENEPOL Urban Planning SA	*210-3210558*	*210-3213011*	
COMPUTING SERVICES:			
Ethnodata S.A.	*210-4806812*	*210-4806815*	*www.ethnodata.gr*
INTERNET BANKING:			
Help Desk	*210-9479999*	*210-9479777*	*www.nbg.gr*

	TELEPHONE	TELEFAX	WEBSITE
INTERNATIONAL OFFICES:			
EGYPT			
Cairo	(00202) 3380065	3370579	www.nbg.gr
ALBANIA			
Tirana	(0035542) 33612 31625	33613	www.nbg.gr
AUSTRALIA			
Melbourne (Representative Office)	(00613) 93489255	93489755	www.nbg.gr
Sydney (Representative Office)	(00612) 92477456-7	92514321	
CYPRUS			
Nicosia	(00357) 22840185	22840010	
SERBIA & MONTENEGRO			
Belgrade (from abroad)	(0038111) 3019910	3019936	www.nbg.gr
(from Greece)	210 3342518		
UNITED KINGDOM			
London	(0044207) 6263222	9290989	www.nbg.gr
Channel Islands (Guernsey)	(00441481) 720800	711710	
SWEDEN			
Stockholm (Representative Office)	(00468) 6114863	6117118	
TURKEY			
Istanbul (Representative Office)	(0090212) 2906330-4	2906335	
INTERNATIONAL SUBSIDIARY BANKS:			
BULGARIA			
United Bulgarian Bank AD (UBB), Sofia	(003592) 8112800	9880822	www.ubb.bg
Interlease AD, Sofia	(003592) 9718282	9718172	www.interlease.bg
CYPRUS			
National Bank of Greece (Cyprus) LTD	(00357) 22840000	22840015	
UNITED KINGDOM			
NBG International Ltd (financial and investment consulting)	(0044207) 6615654	6615667	www.nbgi.co.uk
SOUTH AFRICA			
The South African Bank of Athens Ltd	(002711) 8321211	8381001	www.bankofathens.co.za
FYROM			
Stopanska Banka AD Skopje	(003892) 3295295	3114503	www.stb.com.mk
ROMANIA			
Banca Romaneasca SA	(004021) 3059300	3059584	www.banca-romaneasca.ro
Garanta SA (Insurance)	(004021) 3079971	3079970	www.garanta.ro
ETEBA Romania SA	(004021) 3167187	3167269	www.eteba.ro
EURIAL Leasing SA	(004021) 2077732	2077741	
ANNUAL REPORT ENQUIRIES:			
Strategy & Economic Research Division	210 3341521	210 3341702	www.nbg.gr

NATIONAL BANK
OF GREECE

LAYOUT: NATIONAL BANK OF GREECE, MARKETING DIVISION - GRAPHICS DESIGN

NATIONAL BANK
OF GREECE
www.nbg.gr